PE
12-31-03

TRANSATLANTIC HOLDINGS, INC.

2003 ANNUAL REPORT

TRANSATLANTIC HOLDINGS, INC. (TRH) is a leading international reinsurance organization headquartered in New York, with operations worldwide. Its subsidiaries, Transatlantic Reinsurance Company (TRC), Putnam Reinsurance Company and Trans Re Zurich (TRZ) are rated "A++ (Superior)," the highest rating classification, by A.M. Best Company. Moody's Investors Service has assigned an insurance financial strength rating of Aa1 ("Excellent") to TRC. Standard & Poor's has assigned an insurer financial strength rating of "AA" to TRC, Putnam and TRZ. These subsidiaries offer reinsurance capacity on both a treaty and facultative basis – structuring programs for a full range of property and casualty products, with an emphasis on specialty risks.

→ Financial Strength
(in billions of dollars)



9
8
7
6
5
4
3
2
1
99
00
01
02
03
Assets
Loss Reserves
Stockholders' Equity

→ Cumulative Total Return to Stockholders*
(in dollars)



800
700
600
500
400
300
200
100
0
91
93
95
97
99
01
03
TRH
S&P 500
S&P 500 Property & Casualty Insurance

Source: Standard & Poor's
*Value of $100 invested in June 1990, including reinvested dividends.

→ FINANCIAL HIGHLIGHTS

(dollars in millions, except per share data)	→ 2003	→ 2002	→ Change
Net premiums written	**$3,341.1**	$2,500.2	33.6%
Net investment income	**271.0**	252.0	7.5
Income before income taxes	**386.7**	188.3	105.3
Net income	**303.6**	169.3	79.3
Net income per common share – diluted	**5.75**	3.21	79.3
Assets	**8,707.8**	7,286.5	19.5
Stockholders' equity	**2,376.6**	2,030.8	17.0
Book value per common share	**45.30**	38.78	16.8

LETTER TO STOCKHOLDERS



MAURICE R. GREENBERG
Chairman

ROBERT F. ORLICH
President and CEO

→More than ever, reinsurance buyers have accelerated their "flight to quality," seeking not only financial strength from their business partners, but a well-established history of stability and consistency as well.

Transatlantic achieved record results in 2003 – with each major geographic segment contributing to the all-time highs reached in net income, net premiums written and operating cash flow. In addition, the combined ratio improved appreciably compared to the prior year's result. Better market conditions in virtually all classes and regions contributed to these successes – which were also due, in no small measure, to the superior financial strength ratings that the operating subsidiaries of Transatlantic have earned.

Net income for 2003 increased 79 percent over the prior year and totaled $303.6 million, or $5.75 per share. Our return on equity reached 13.8 percent, significantly exceeding an estimated 9.5 percent for the U.S. property-casualty stock industry. Net income for 2002 was $169.3 million, or $3.21 per share, and included the impact of a 2002 fourth quarter net reserve addition of $100 million, or $65 million, net of tax.

Net premiums written rose sharply to $3.34 billion, an increase of 34 percent over 2002, driven by higher rates and a strong "flight to quality" among reinsurance buyers. Net investment income increased 8 percent to $271 million, and operating cash flow exceeded $921 million, up from $598 million just one year ago. Net loss and loss adjustment expense reserves increased $699 million in 2003 and totaled $4.0 billion at year-end.

Transatlantic's combined ratio was 96.5 compared to 102.3 in 2002. The impact of the fourth quarter 2002 net reserve addition added 4.2 to the prior year ratio.

In addition, stockholders' equity grew 17 percent during the year and totaled $2.38 billion at the end of 2003. It has risen at a compound annual rate of 12 percent over the last 10 years.

In the second quarter of 2003, the Board of Directors raised the quarterly dividend, as it has every year since 1990, when Transatlantic became a public company. The quarterly dividend increased by 10 percent to $0.11 per common share.

Our stock price, with dividends reinvested, increased 22 percent in 2003, and has risen over 600 percent since 1990. This performance is substantially in excess of that recorded by the S&P 500 Property & Casualty Insurance index and the S&P 500 index over that same period. In fact, Transatlantic's stock performance substantially exceeded that of both indices over the most recent five- and ten-year periods as well.

Our debt-free balance sheet, with assets of $8.7 billion, continues to be among the strongest in our industry. We follow a conservative investment philosophy, with 93 percent of our bonds rated "AA" or better. Our subsidiaries, Transatlantic Reinsurance Company (TRC), Putnam Reinsurance Company and Trans Re Zurich (TRZ), are rated "A++ (Superior)" by A.M. Best Company – the highest rating issued. In addition, TRC has been assigned an insurance financial strength rating of Aa1 ("Excellent") by Moody's Investors Service; and TRC, Putnam and TRZ have each been assigned an insurer financial strength rating of "AA" by Standard & Poor's.

Our considerable marketing strengths – such as these superior financial strength ratings, wide array of products, large lead capacity and responsiveness to client needs – enabled Transatlantic to capitalize on the needed improvements in rates, terms and conditions that occurred during the year. These improvements were reflected in both insurance and reinsurance market conditions. Rates were generally stronger in longer-tail classes, particularly in our specialty casualty lines of medical malpractice, other professional liability and directors' and officers' liability – where increased industry-wide loss activity has contributed to the limited availability of quality capacity. Success and longevity in these classes has generally been limited to those reinsurers, like Transatlantic, that combine superior financial strength with the high level of expertise necessary to effectively underwrite and manage the volatile nature of these lines.

Transatlantic is a lead reinsurer on much of its business and, as a result, can exercise greater influence on pricing and contract terms than those companies providing "following" capacity. Our business strategy requires us to maintain strict underwriting discipline and to control risk concentrations through diversification of our geographic and product exposures.

→ UNITED STATES

In 2003, domestic net premiums written increased by 35 percent, to $1.84 billion. The most significant growth occurred in specialty casualty, property and aviation lines, as we benefited from the effects of the continuing "flight to quality," which was intensified by widespread rating downgrades since 2002.



Net Premiums Written
(in millions of dollars)
Net Investment Income
(in millions of dollars)
212
19
169
99 00 01 02 03
1,499
1,659
1,906
2,500
3,341
99 00 01 02 03
231
234
240
252
271
99 00 01 02 03

→Transatlantic is a recognized leader and innovator in the global reinsurance market.

Transatlantic is a leading broker-market reinsurer in the United States and a recognized leader and innovator in certain specialty casualty classes. Specialty casualty classes include medical malpractice, accident and health, other professional liability, directors' and officers' liability and environmental impairment liability. Under much improved market conditions in 2003, Transatlantic dramatically grew its premium volume in these core classes – particularly in its medical malpractice, directors' and officers' and other professional liability lines. These gains were brought about, in part, by the fact that ceding companies had fewer viable reinsurance alternatives available to them – that is, fewer reinsurers exhibiting both an established track record and superior financial strength.

We also continued to develop other key product areas, including property, automobile, general casualty, ocean marine, aviation and casualty clash. Submission activity remained strong within the domestic property area throughout 2003, enabling Transatlantic's premium volume to grow in most segments – particularly in personal lines, such as homeowners multi-peril, and in catastrophe excess-of-loss. In our property facultative area, we again focused primarily on mid-to-high excess layers and were one of the few domestic markets willing to offer capacity on a pro rata and/or primary first loss basis.

In addition, we improved our portfolio's profile in our nonstandard private passenger automobile book on the strength of underlying rate increases obtained during the year – as well as our program of actively non-renewing certain underperforming accounts, when indicated by a careful assessment of prospects by ceding company and jurisdiction. Furthermore, our general casualty treaty pro rata and risk excess-of-loss lines continued to grow in a favorable rate environment.

The Terrorism Risk Insurance Act (TRIA), signed into law in 2002, was designed to mandate the availability of primary commercial terrorism coverage and, likewise, provide federal protection to those primary insurers in the event they incur "certified" terrorism losses in excess of a formula-driven threshold. Some of these insurers are seeking reinsurance coverage to reduce their retention. As TRIA does not provide coverage for reinsurers, Transatlantic is generally limiting or excluding "certified" terrorism coverage on commercial lines, preferring rather to provide terrorism-specific coverage on a limited basis.

→ INTERNATIONAL

Internationally, net premiums written grew by 32 percent in 2003, to $1.50 billion, as each Transatlantic office drew effectively on its local expertise and market contacts, and on the full range of the Company's global resources. Our international business, spread over six continents, accounted for 45 percent of consolidated net premiums written. American International Group, Inc. (AIG) – which beneficially holds a 60 percent ownership interest in Transatlantic – continued to bring us valuable access to markets worldwide.

EUROPE

Net premiums written grew strongly in our largest international region, with offices in the prime European locations of London, Paris and Zurich. While healthy gains were recorded in our leading regional lines of motor and property, our offices also made progress in growing our specialty casualty portfolio, where pricing was favorable. Transatlantic serves a wide cross-section of ceding companies across the continent, including Central and Eastern Europe.

As a result of the absorption of significant catastrophe losses by the market in recent years and the assignment of rating downgrades to several market participants since 2002, ceding companies in Europe placed increasing value on choosing reinsurance partners, like Transatlantic, that can provide sizeable capacity with the financial strength and stability to support it.

Our European operations work together to develop our business throughout the region. In addition, they lend support to our Warsaw representative office, our exclusive agency arrangement in Johannesburg, and our mutually beneficial relationship with Kuwait Reinsurance Company, as we capitalize on opportunities in the regions served by these facilities.

THE AMERICAS (OUTSIDE THE UNITED STATES)

In both our Canadian operation and our Latin American and Caribbean Division – which includes the Buenos Aires and Rio de Janeiro representative offices – net premiums written grew during 2003. Here too, the "flight to quality" was a central theme and the shortage of stable, quality capacity in the regions we serve enabled us to make strides there. While premium volume in these areas is heavily weighted towards property lines, we see increasing opportunities and more favorable market conditions in casualty lines, as we strive to further diversify our operations.

The Toronto branch expanded its core lines of property and casualty business as rates for most lines of business trended upward. We grew considerably in casualty facultative and property catastrophe excess-of-loss lines, and we also remained an industry leader in Canada in the surety line. Pro rata classes in Canada benefited from the fact that quality primary companies exhibited greater resolve in maintaining underwriting discipline than in the past.

The Latin American and Caribbean Division capitalized on favorable opportunities facilitated by industry consolidation and the withdrawal of companies from the region. Thus, Transatlantic added premium volume in 2003 by using its strong resources to further build on its enduring business relationships, targeting locally owned and managed companies.

ASIA-PACIFIC

Transatlantic's Asia-Pacific regional hub in Hong Kong manages the operations of our Hong Kong and Tokyo branches and our Shanghai representative office. In addition, our Sydney branch provides a responsive market for the Australian insurance community. The most significant lines of business for Transatlantic in this region are property and motor.

With improved market conditions in Asia, Transatlantic grew its business by capitalizing on its strong local knowledge and the region's need for high quality reinsurance capacity. The Hong Kong branch has increased its business in its largest markets – Taiwan, Hong Kong and South Korea – and views prospects for increased commerce in China, spurred by the country's membership in the World Trade Organization, as particularly encouraging.

As the only foreign reinsurer licensed to write business "on shore" in Japan in 2003, we are proud to have secured relationships with certain of the country's largest cedants. Moreover, the office benefited from significant original rate improvements in pro rata earthquake and homeowners multi-peril lines of business.

In sum, Transatlantic reported record results in 2003 and continued to build on its strong business franchise, with a view toward enhancing shareholder value. During the year, we greatly increased premiums under the best market conditions we have seen in quite a few years. We expect these conditions to remain strong in 2004 – with greater traction exhibited in certain casualty lines. More than ever, reinsurance buyers have accelerated their "flight to quality," seeking not only financial strength from their business partners, but a well-established history of stability and consistency as well.

We are confident that our financial strength, large capacity and ability to deliver expertise covering a broad spectrum of products anywhere in the world, along with a consistently high level of client service, will continue to distinguish Transatlantic from the competition.

In closing, we want to express our gratitude to our employees, who were directly responsible for our record results and strong industry presence during the past year. The members of Transatlantic's staff are knowledgeable, talented and dedicated both to serving our clients' needs and to achieving our corporate goals. We thank them all for their contributions during the year and for their commitment to Transatlantic's continuing success.

M. R. GREENBERG
Chairman

ROBERT F. ORLICH
President and Chief Executive Officer

Built on a foundation of financial strength, Transatlantic's operating strategy emphasizes product and geographic diversification - managed within a framework of strict underwriting discipline.

TRANSATLANTIC HOLDINGS, INC.

AT A GLANCE

MAJOR OPERATING COMPANIES	MAJOR LINES OF BUSINESS	LOCATIONS

MAJOR OPERATING COMPANIES

TRANSATLANTIC REINSURANCE COMPANY

- Trans Re Zurich
- Putnam Reinsurance Company

MAJOR LINES OF BUSINESS

CASUALTY

Specialty:

- Medical Malpractice
- Other Professional Liability
- Directors' and Officers' Liability
- Accident and Health
- Environmental Impairment Liability

General:

- General Liability
- Auto Liability
- Surety and Credit
- Marine and Aviation
- Workers' Compensation
- Casualty Clash

PROPERTY

- Fire/Commercial Property
- Inland Marine
- Homeowners Multi-peril
- Auto Physical Damage
- Allied Lines

LOCATIONS

UNITED STATES

- New York
- Chicago

INTERNATIONAL

- Toronto
- Miami (Latin America & the Caribbean)
- Buenos Aires
- Rio de Janeiro
- London
- Paris
- Zurich
- Warsaw
- Johannesburg
- Hong Kong
- Shanghai
- Tokyo
- Sydney

→ REVIEW OF OPERATIONS

Transatlantic Reinsurance Company, Trans Re Zurich (TRZ) and Putnam Reinsurance Company are the principal operating subsidiaries of Transatlantic Holdings, Inc. These companies structure a wide array of treaty and facultative products worldwide, with an emphasis on specialty classes. We reinsure a diverse spectrum of cedants, including captive insurance companies and risk retention groups. Our global operations are headquartered in New York, and we have an international network of offices located in the Americas, Europe, Asia and Australia.

For 2003, Transatlantic's consolidated net premiums written increased 34 percent to $3.34 billion, as continued improvement in market conditions helped to stimulate growth worldwide. In fact, each international operation reported increased premium volume over the prior year – with our large European operations leading the way.

Rates continued to rise, and coverage terms and conditions became more restrictive during the year – with stronger conditions, attributable to recent industry loss activity and the limited availability of high-quality capacity, prevalent in casualty lines. At year-end, one point remained abundantly clear: Ceding companies demand premier financial strength and consistency from their reinsurance partners as the "flight to quality" grows more pronounced than ever.

Worldwide, treaty reinsurance totaled 96 percent of net premiums written in 2003; the balance represented facultative accounts. Casualty lines accounted for 74 percent of our business, while property lines totaled 26 percent. Business written by our international offices represented 45 percent of total 2003 net premiums written.


→ Property and Casualty
(net premiums written in millions of dollars and percentage breakdown)
1,906
21%
79%
2,500
26%
74%
3,341
26%
74%
Property
Casualty
01
02
03


→ International and Domestic
(net premiums written in millions of dollars and percentage breakdown)
1,906
47%
53%
2,500
45%
55%
3,341
45%
55%
International
Domestic
01
02
03


NEW YORK
CHICAGO
TORONTO
MIAMI
BUENOS AIRES
RIO de JANEIRO





THE AMERICAS

In 2003, the Americas reported strong growth, much of which was driven by rate increases. For the year, net premiums written in the Americas totaled $2.1 billion, a 32 percent increase over a year earlier. Each location reported a significant increase over the previous year.

UNITED STATES

Domestic net premiums written grew 35 percent in 2003, to $1.84 billion. The largest gains were reported in specialty casualty, property and aviation lines. The following is a discussion of the activities of our major product groups:

SPECIALTY CASUALTY Domestic specialty casualty net premiums written increased 52 percent from 2002, to $832 million, driven by growth in our directors' and officers' (D&O), medical malpractice and other professional liability classes. Accident and health and environmental impairment liability lines are also underwritten in this unit.

In professional liability classes, growth in net premiums written resulted principally from significant improvement of original and reinsurance rates, coupled with more restrictive policy terms. Continued rate strength is due primarily to industry-wide loss experience in these lines, particularly in accident years of the late 1990s and the year 2000 – as well as the existence of fewer competitors with an established



track record and superior financial strength. Although we face competition from more recently formed Bermuda capacity, we have a competitive advantage – that is aided by our ability to take a lead role in this area – with seasoned underwriters, strong actuarial support and expert claims management.

Medical malpractice liability is Transatlantic's largest specialty casualty component and consists primarily of physicians' professional liability and, to a lesser extent, hospital professional liability exposures concentrated in small to mid-size ceding companies. Increasingly in 2003, we were able to capitalize on the significant growth in the nonstandard physician segment, as less capacity was available to that market. Our financial strength and lead position on much of this business strengthens our ability to obtain rate improvements and more favorable contract terms.

The collapse of the "internet bubble" and a succession of corporate governance issues led to increased frequency and severity in certain D&O and errors and omissions (E&O) categories – including financial institutions, accountants and lawyers. Questionable securities underwriting practices related to IPOs (such as "laddering"), coupled with the collapse and mismanagement of various major companies and more recent mutual fund abuse allegations continued to produce significant fallout, including numerous investigations, fines and civil actions. Nevertheless, as a result of continuing improvements in corporate governance, our careful risk selection process enabled us to selectively expand our participations with existing clients and also add new clients to our portfolio in the D&O line. In addition, rates in the E&O marketplace rose and contract terms tightened, leading to meaningful growth for us in that area as well.

In 2004, we anticipate a market that will continue to improve. We plan to capitalize on our underwriting strengths and leadership position, while remaining mindful of the various issues that contribute to the volatile nature of specialty casualty lines. That said, heightened competition will likely moderate the pace of further rate and contract term improvements.

GENERAL CASUALTY Our General Casualty area achieved growth in 2003, as ceding companies were generally able to increase rates throughout the year. Tightening of reinsurance terms and conditions also benefited us. For the year, net premiums written rose to $624 million, or 16 percent over 2002, thanks to increases in aviation as well as pro rata and risk excess general casualty classes.

In 2003, significant rate increases were still the norm in our national company umbrella portfolio – where we have retained a stable client base for the last few years. We successfully targeted small and regional company umbrella business to further balance this book. Our book is also well diversified among first layer umbrella programs and low-frequency/high-severity capacity programs. In casualty clash, we leveraged our financial strength and lead market status to add more small and regional company business to complement our strong national company book. In both the umbrella and clash areas, we carefully monitor our aggregates to mitigate the effect of a major shock loss from any one large industry loss event.

While premium volume in our large private passenger auto book (consisting primarily of nonstandard auto risks) declined in 2003, we improved our portfolio's overall profile as a result of underlying rate increases realized during the past year. As rate action and treaty performance varied by location and by company, we responded to market conditions by re-evaluating treaty terms and conditions and identifying underperforming programs. By non-renewing treaties with unsatisfactory results, we have been able to allocate more capacity to successful programs and channel our resources to offer those clients value added services in support of their underwriting, claims, actuarial and systems activities. Moreover, as a lead market, we have been able to offer a database of useful marketplace information to assist ceding companies in their underwriting efforts.

Our marine and aviation book exhibited strong growth in 2003. There have been marked pricing and terms corrections in these lines in recent years, particularly in aviation classes since September 11, 2001. Our broad array of offerings includes proportional covers (where there is limited

→Our clients expect more than just capacity. They require seasoned underwriters, strong actuarial support and expert claims management.

market capacity) as well as excess-of-loss products. We work closely with our core clients to make sure that our relationships with them are mutually beneficial.

Although our workers' compensation writings remain modest, we continue to selectively increase premium volume by focusing on "single state" programs in jurisdictions that have experienced recent market corrections.

Overall, we expect to grow our premium writings in general casualty in 2004, as rates for most classes should continue to rise.

SURETY AND CREDIT Surety and credit net premiums written totaled $69 million, up 29 percent from 2002. Results in this area have been unfavorable, as economic difficulties in recent years continue to adversely impact these lines. Still, Transatlantic remains committed to providing reinsurance support for these important classes – and equally committed to returning these lines of business to profitability.

On a worldwide basis, Transatlantic is a major participant in the surety and credit reinsurance market. We write both proportional and non-proportional covers – and target national, regional and emerging writers that demonstrate both a thorough knowledge of the product and a commitment to success.

In 2003, we took important steps to improve results. We restructured and re-priced our reinsurance products and also exited several unprofitable relationships, while continuing to partner with successful regional surety carriers. We are optimistic that a stronger underwriting effort by our clients, coupled with our superior security and large capacity (which is helping us to grow our portfolio of surety writers), will also have a beneficial effect on our results in the future.

PROPERTY Submission activity remained strong within the domestic property area throughout 2003, enabling Transatlantic's portfolio to grow in most segments – particularly in personal lines and catastrophe exces-of-loss. Net premiums written rose 43 percent from 2002 to $316 million, as we benefited from the ongoing "flight to quality" in a reinsurance industry that has seen a slew of rating downgrades since 2002.

Transatlantic's Property department offers a broad array of reinsurance products on both a treaty and facultative basis. In 2003, treaty per risk, pro rata and catastrophe excess-of-loss contracts written on a traditional or industry loss warranty basis remained our focus. We offer these products across a number of property lines, including homeowners, commercial, auto physical damage, on-shore energy, inland marine and terrorism. Our facultative unit continues to offer one of the largest capacities available in the broker marketplace, covering a broad spectrum of business that may include international exposures on a variety of classes. While we focus primarily on mid to high excess layers, we are one of the few domestic markets willing to offer capacity on a pro rata basis.

Pricing within the catastrophe excess-of-loss segment of our business has improved significantly over the past two years. The result has been an influx of significant amounts of new capital to the industry in support of this product. While still not significant enough to offset the loss of capital since 2001, the added capacity has begun to have a negative influence on terms. Nevertheless, we anticipate that a satisfactory pricing environment will continue to exist for the foreseeable future. Personal lines pro rata, on the other hand, is a capital-intensive class. New entrants to the market have not had as strong an inclination to commit capital to this segment and, therefore, the pricing environment has been only moderately affected. Overall, we anticipate modest premium increases in our property lines portfolio in 2004, with our average risk-adjusted rate profile remaining attractive.

Finally, we formed a dedicated catastrophe modeling unit during the year to better serve our clients' needs and enhance our ability to track assumed aggregates.

→ TORONTO

Throughout 2003, Transatlantic's Toronto branch continued to develop its core lines of business. In particular, our Canadian office's casualty facultative and property catastrophe excess-of-loss treaty lines showed considerable growth,


The Americas-
Net Premiums
Written
(millions of dollars)
2,053
1,560
1,438
01
02
03
Worldwide-
Major Specialty
Casualty Lines*
(net premiums written in
millions of dollars)
491
664
1,032
01
02
03

*Includes medical malpractice, accident and health, directors and officers' liability, other professional liability and environmental impairment liability lines.

and we continued to be a market leader in the surety area. In addition, pro rata classes benefited from the fact that quality primary companies exhibited greater resolve in maintaining underwriting discipline than in the past. For the year ending 2003, net premiums written increased 20 percent over 2002 to $65 million.

These favorable developments resulted, in large part, from the branch's ability to underwrite difficult classes (such as private passenger automobile in Ontario), secure favorable new business opportunities, as well as increase Transatlantic's share of business on existing accounts. We also capitalized on the fact that fewer competing reinsurers have been offering facultative support to their clients.

In 2003, rates for most lines of business continued to trend upward, further benefiting Transatlantic. In addition, capacity for certain casualty lines was noticeably tight, providing us with many new opportunities.

The "flight to quality" in Canada became more evident than ever before in 2003, as the reinsurance market continued to consolidate. During the year, primary insurers sought support from companies that possessed strong balance sheets, such as Transatlantic. We expect this trend to continue for the foreseeable future.

The most recent year-end renewal season provided many opportunities for the Toronto office, and we are optimistic about the future. Casualty rates for excess-of-loss treaties continue to rise and we anticipate that the casualty area as a whole will be a growth area for the branch in 2004. Moreover, a shortage of capacity for specialty lines such as errors and omissions and directors' and officers' liability, may provide the branch with some meaningful opportunities for growth. On the other hand, rates for property catastrophe excess-of-loss business have plateaued, albeit at satisfactory levels, and we are seeing some downward pressure exerted, due, in part, to favorable industry-wide claims experience in 2003.

→ LATIN AMERICA AND THE CARIBBEAN

Headquartered in Miami, with representative offices in Buenos Aires and Rio de Janeiro, Transatlantic's Latin American and Caribbean Division marked its tenth year of operations in 2003. During the year, the Division successfully consolidated its position within Brazil, taking a significant share of the pro rata property program underwritten by the Brazilian government controlled reinsurance company. This contract has allowed Transatlantic to participate even more significantly in the Brazilian market, which is the largest in Latin America. For the year, net premiums written by the Division rose to $147 million.

The ongoing "flight to quality" gathered more momentum than ever in 2003, benefiting strong reinsurers like Transatlantic. Moreover, our network of offices serving Latin America and the Caribbean enabled us to capitalize on opportunities fostered by industry consolidation and the withdrawal of certain companies from the region.

During the year, the Division was able to strengthen its market presence in Colombia and Ecuador. In addition, Transatlantic's representative office in Buenos Aires helped enhance the Division's portfolio mix by increasing market participation within its client base in Chile and Uruguay. These gains compensated for some loss of premium revenue in Argentina.

The Division's major source of business continues to be proportional property treaties, with growth in 2003 achieved as a result of increases in primary pricing. While treaty terms and conditions remain strong, overall primary pricing levels have begun to decline due, in part, to recently increased competition to reinsure this business from London and Bermuda companies. Nevertheless, we anticipate that primary rates will remain at adequate levels for the foreseeable future, though we will be monitoring developments closely. Going forward, the Division will continue to implement its strategy of building enduring relationships with strong business partners – targeting locally owned and managed companies.


LONDON
PARIS
ZURICH
WARSAW
JOHANNESBURG



EUROPE



In 2003, our European offices joined forces to record net premiums written of $1.16 billion, an increase of 37 percent over 2002 – as gains were achieved in each of our prime locations. While our most significant lines of business in Europe, motor and property, continued to grow strongly, we also made progress in growing our specialty casualty portfolio, in an improving market for most lines of business. Our reputation for providing consistent quality capacity to the European marketplace, backed by Transatlantic's premier financial strength ratings, continued to serve us well during the year.

LONDON

As original and reinsurance rates, along with terms and conditions, improved across almost all classes in 2003, Transatlantic strengthened its position as a leading reinsurer in the London market. Our "very strong" financial strength ratings enabled us to obtain more leading positions on business – and also to increase our participation in many programs, particularly in motor proportional and professional liability non-proportional treaty lines. Net premiums written for the London branch rose 31 percent from 2002 to $690 million.

The London office's underwriting structure consists of three major business groups: traditional casualty (dominated by motor, but with a growing general casualty book), specialty lines (principally professional liability classes, marine and



energy and credit and surety) and non-marine (principally property, aviation and engineering). Motor is our largest line – accounting for approximately 30 percent of total London office business and sourced principally from the U.K. Property business, including catastrophe excess-of-loss accounts, comprises 21 percent of our business. Our well-balanced international property portfolio has a modest United States component.

In the marine area, the office achieved better results this year and continued to build its market presence in the midst of notable withdrawals by other reinsurers. Premium volume increased in most marine lines. Moreover, we made great strides in the professional liability area during the year. Rates and conditions improved dramatically in this class, as we continued to establish key U.K. and international client relationships. There are only a limited number of acceptable lead reinsurers (such as Transatlantic) in this market. Improvements in original rates, the pruning of under-performing accounts and tighter reinsurance terms made our position in the short-term trade credit reinsurance market attractive – and the branch capitalized on this opportunity.

The London office plays a key role in the successful efforts of the Sydney branch (discussed under Asia-Pacific), as well as in those of Transatlantic's exclusive representative agency in South Africa. Our physical presence in South Africa, coupled with the contraction of local reinsurance capacity, enabled us to benefit from improving market conditions there.

The office continues to distinguish itself by the breadth and depth of its reinsurance expertise, its lead capability, large capacity, responsive service, and the excellent security it provides to cedants. In addition, the London office is a consistent presence in the markets in which it operates – not only on the underwriting side, but also on the claims and actuarial side.

For 2004, we expect to see further premium growth, even though rate improvements will generally occur at a slower pace than in 2003. In longer-tail lines, such as professional liability and general casualty, we anticipate continued rate improvement and more restrictive contract terms, driven in part by the continuing "flight to quality." Rate increases in certain shorter-tail lines, particularly excess-of-loss and facultative, will be more difficult to obtain as a result of strong competition. In addition, motor quota share rates will be under pressure after several years of improving results. Nevertheless, the market, with strong encouragement from rating agencies, still demands excellent financial security – and we expect to benefit from this going forward.

→ PARIS

In an improved underwriting environment, Transatlantic's Paris office benefited in 2003 from a "flight to quality" across most European markets, caused by rating downgrades at our major European competitors. For 2003, the Paris branch achieved 36 percent year-to-year growth in net premiums written, to $205 million – with many lines, but particularly property, contributing to the rise.

The collapse of a major European reinsurer, coupled with rating downgrades experienced by others, has led to firmer market conditions and stricter underwriting discipline throughout Europe. Rates and conditions improved notably in the property area, particularly in countries such as Germany and the Czech Republic that had been affected by the 2002 summer floods. The Paris office was able to find opportunities to grow its property portfolio significantly in these countries.

Overall, terms and conditions for our motor book showed continued improvement, and reduced loss frequency in some of our key territories also aided results. However, premiums from our motor book, which represents about half of total office net premiums written, declined slightly in 2003 – due primarily to the fact that additional premiums from new business and expanded shares of existing business did not fully offset the loss of business from clients that no longer required significant motor quota share protection.

In specialty areas, such as certain casualty and surety lines, reduced European reinsurance capacity enabled the Paris office to demonstrate its expertise and gain business. While Germany remains the Paris office's largest territory, both France and Turkey showed dramatic premium growth

→Our reputation for providing consistent quality capacity to the European marketplace, backed by Transatlantic's premier financial strength ratings, continued to serve us well during the year.

in 2003. Meanwhile, the branch's Eastern and Central European book remained strong, with premium increases reported in countries such as Russia, Romania and Ukraine.

All in all, our exceptional financial strength ratings heighten Transatlantic's importance to the European marketplace. The ongoing problems and the deterioration in quality among our European competitors, as well as the rating agency scrutiny that has accompanied such events, should encourage increased market attention to underwriting discipline. We expect additional rate improvements in 2004, principally in casualty lines. Moreover, our historical strength, market presence and consistency in Europe ensure our Company's status as one of a select group of high-quality options available for our clients.

→ ZURICH

Our Trans Re Zurich (TRZ) subsidiary achieved strong growth once again in 2003, as net premiums written rose 58 percent from 2002 to $269 million, driven by gains in its core motor and property lines. TRZ succeeded in 2003 by continuing to leverage its market position in its core lines and its excellent financial strength ratings. TRZ is recognized by the marketplace as a high-quality, technically sound reinsurer, and the number of programs for which it serves as lead or co-lead underwriter continues to increase.

In 2003, TRZ expanded its commercial property book in its major markets – Italy, the Netherlands and Switzerland – and successfully maintained balance and increased the size of its motor pro rata book. For its accident and health products, TRZ benefited from the resolution of various local regulatory issues in Middle Eastern markets and expanded its client relationships there. The strong business relationship between TRZ and Kuwait Re continues to strengthen TRZ's presence in the Middle East.

The office's business strategy is to target key clients in each market. TRZ also looks for niche opportunities and situations where it can capitalize on withdrawals by competitors or ratings downgrades. Currently, TRZ is promoting a motor product it developed specifically for use in Middle Eastern areas.

For 2004, we foresee further premium growth in certain of TRZ's major lines of business, such as commercial property – and in its core territories of Italy, Spain, Switzerland and the Netherlands. We still expect some pricing improvements to occur in 2004, but to a lesser extent than in 2003. In the future, TRZ will continue to implement its strategy of allocating capacity to chosen core clients and territories, leveraging its technical expertise and local market knowledge to develop mutually beneficial partnerships with its target clients.

→ Europe-
Net Premiums Written
(in millions of dollars)



1,164
849
687
01
02
03

ASIA-PACIFIC

In 2003, Transatlantic's Asia-Pacific operations – which include our Hong Kong and Tokyo branches, as well as our Shanghai representative office and our Sydney branch – made a great deal of progress in capitalizing on our strong local knowledge and the region's need for high-quality reinsurance capacity.

Net premiums written increased to $77 million for the Hong Kong branch, or 15 percent over 2002. During the year, the office achieved expansion of most of its targeted accounts in the major markets of the region – leveraging its strong property and motor portfolios to grow in Greater China and diversifying its well-developed property portfolio in South Korea with increased liability and surety lines business. In addition, the office made increased use of its non-proportional facultative capacity.

In Taiwan, the Hong Kong branch increased premiums in its property and motor books. Meanwhile, in Hong Kong itself, significant improvement in original rates, claims handling and underwriting controls prompted us to develop our motor and employer's liability book of business. In mainland China, the branch grew its business significantly, as terms and conditions on property and engineering pro rata treaties improved. Prospects for future growth in China are very encouraging – based on its increasing volume of


HONG KONG
SHANGHAI
TOKYO
SYDNEY

commerce and burgeoning economy stimulated by China's membership in the World Trade Organization. In South Korea, the office was able to better diversify its book on the heels of significant 2002 growth, with an improved mix of property, directors' and officers' liability and surety lines.

The Hong Kong office's gains took place in a competitive market where adequate capacity prevailed. However, the key to the branch's success was its ability to increase its shares on select business with favorable pricing profiles. We expect these market conditions to continue in 2004 – with better conditions prevailing for casualty products. As a result, we will focus on increasing our casualty business, including construction all risks (CAR) and engineering classes, responding to the market's demand for security and continuity.

In Tokyo, branch net premiums written rose 36 percent over the prior year to $47 million, due principally to increases in both property per risk as well as catastrophe business. In particular, the office took advantage of significant original rate improvements in 2003 in pro rata earthquake and homeowners multi-peril lines of business. Our strategy included fine-tuning our treaty positioning by catastrophe class and excess-of-loss layer to capitalize on areas of greater rate strength. Almost three-quarters of Tokyo branch business is property, with casualty lines, principally motor, marine and surety and credit, making up the balance.

During the year, Transatlantic's Tokyo branch took great pride in securing relationships with certain of the largest cedants in Japan, as the number of high-quality reinsurers serving Japan declined further. The fact that Transatlantic was the only foreign reinsurer with a license to write business "on shore" in Japan in 2003 – combining strong local knowledge with a high level of local underwriting authority – was a major asset for us. Looking ahead, stability in catastrophe pricing, the need for quality capacity and an improving original rates environment should position Transatlantic well in Japan in 2004.

In Sydney, our newest branch, Transatlantic was able to succeed in attracting new business as a result of our superior financial strength, in the wake of reinsurer rating downgrades and a net drop in local competitors. We improved our market visibility and were able to build on our relationships with certain of the largest publicly traded insurers, who write the great majority of Australia's insurance premiums. During the year, treaty and facultative writings in the country were spread among property classes, including catastrophe excess-of-loss, as well as LMI (lender's mortgage indemnity), medical malpractice, marine, aviation and certain other casualty lines.

We expect to make continued progress in attracting quality business in the future. Our more favorable opportunities lie in longer-tail casualty lines, where Transatlantic's premier security gives us an even greater competitive advantage. Market conditions were generally firm in 2003, with tort reform, following the collapse of a major insurer, playing an important role. Going forward, we will continue to support selected insurance partners that exhibit sound underwriting practices and superior claims and risk management.

In sum, our focus on client-specific needs, including our ability to provide risk surveys, client training and other value added services, strengthened our enduring relationships with brokers and ceding companies in the Asia-Pacific region.

→ **Asia-Pacific-Net Premiums Written**
(in millions of dollars)


124
101
81
01
02
03

→ TEN-YEAR SUMMARY OF SELECTED FINANCIAL INFORMATION

The following Ten-Year Summary of Selected Financial Information is prepared in accordance with accounting principles generally accepted in the United States of America. Such data include the results of TRZ subsequent to the date of its acquisition by TRC in mid-1996 accounted for as a purchase. The financial information below should be read in conjunction with the Consolidated Financial Statements and accompanying notes included elsewhere herein.

Years Ended December 31,	→**2003**	→2002	→2001
(in thousands, except per share data and ratios)			
Statement of Operations Data:			
Net premiums written	**$3,341,077**	$2,500,159	$1,905,647
Net premiums earned	**3,171,226**	2,369,452	1,790,339
Net investment income	**270,972**	252,026	240,083
Realized net capital gains (losses)	**9,942**	(5,951)	(240)
Revenues	**3,452,140**	2,615,527	2,030,182
Income (loss) before income taxes	**386,674**	188,320	(34,107)
Net income	**303,644**	169,318	18,892
Per Common Share: (1)			
Net income: (2)			
Basic	**$ 5.79**	$ 3.24	$ 0.36
Diluted	**5.75**	3.21	0.36
Cash dividends declared	**0.43**	0.40	0.38
Share Data: (1) (2)			
Weighted average common shares outstanding:			
Basic	**52,406**	52,302	52,224
Diluted	**52,762**	52,755	52,736
Balance Sheet Data (at year end):			
Investments and cash	**$6,867,165**	$5,587,530	$5,004,431
Assets	**8,707,758**	7,286,525	6,741,303
Unpaid losses and loss adjustment expenses	**4,805,498**	4,032,584	3,747,583
Unearned premiums	**917,355**	707,916	553,734
Stockholders' equity	**2,376,587**	2,030,767	1,846,010
Return on Equity (3)	**13.8%**	8.7%	1.0%

(1) Share and per share data have been retroactively adjusted, as appropriate, to reflect common stock splits.
(2) All periods reflect the adoption of the accounting standard related to earnings per share (SFAS No. 128).
(3) Return on equity is net income expressed as a percentage of average stockholders' equity.

→2000	→1999	→1998	→1997	→1996	→1995	→1994	Ten-Year Annual Compound Growth Rate
$1,658,579	$1,498,524	$1,393,700	$1,294,136	$1,142,515	$1,009,227	$ 866,665	18.1%
1,631,536	1,484,634	1,380,570	1,259,251	1,130,633	981,177	851,183	18.5
234,485	230,739	222,000	207,646	192,636	172,876	153,594	6.9
33,098	82,793	120,899	32,939	18,668	11,119	14,911	—
1,899,119	1,798,166	1,723,469	1,499,836	1,341,937	1,165,172	1,019,688	16.9
267,982	236,097	323,351	234,726	196,320	163,799	119,262	15.2
211,638	187,362	247,523	185,500	154,860	131,858	101,627	8.6
$ 4.06	$ 3.60	$ 4.76	$ 3.58	$ 2.99	$ 2.55	$ 1.97	8.4%
4.03	3.58	4.73	3.56	2.98	2.55	1.97	8.4
0.35	0.32	0.29	0.26	0.22	0.19	0.16	12.4
52,127	52,056	51,955	51,819	51,711	51,613	51,530	—
52,475	52,324	52,297	52,126	51,890	51,788	51,636	—
$4,391,226	$4,333,462	$4,328,833	$3,992,519	$3,589,889	$2,987,915	$2,497,062	11.3%
5,522,672	5,480,198	5,253,249	4,834,980	4,379,141	3,898,967	3,457,779	10.6
3,077,162	3,304,931	3,116,038	2,918,782	2,733,055	2,388,155	2,167,316	9.8
418,621	397,783	386,652	366,640	343,936	291,568	249,098	—
1,856,365	1,642,517	1,610,139	1,356,659	1,137,306	988,502	763,368	11.9
12.1%	11.5%	16.7%	14.9%	14.6%	15.1%	13.2%	—

REPORT OF MANAGEMENT

The management of Transatlantic Holdings, Inc. is responsible for the fair presentation of the consolidated financial statements, including related notes thereto, and all other financial information contained in this annual report. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on the best estimates and judgments of management.

The Company maintains an internal control structure designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, that transactions and events are properly reflected and that the financial records are reliable for the purposes of preparing financial statements and maintaining accountability of assets and liabilities. Management applies the concept of reasonable assurance by weighing the cost of an internal control structure with the benefits expected to be derived. The entire structure is maintained and monitored by qualified personnel, with an appropriate segregation of their duties. Such structure is systematically reviewed and evaluated by means of an internal audit function. PricewaterhouseCoopers LLP, independent auditors, considers the internal control structure to the extent required in accordance with auditing standards generally accepted in the United States of America, in connection with their audit of the Company's consolidated financial statements and related notes. PricewaterhouseCoopers LLP has complete access to the Company's records and appropriate management personnel.

The Audit Committee of the Board of Directors is composed solely of outside directors and meets regularly with management, the independent auditors and the internal auditors to review the scope and results of audit work performed. Both the internal auditors and the independent auditors have unrestricted access to the Audit Committee, without the presence of management, to discuss the results of their work and views on the adequacy of the internal control structure, the quality of financial reporting and any other matters they believe should be brought to the Audit Committee's attention.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)**

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)**

FOR THE TRANSITION PERIOD FROM TO

COMMISSION FILE NUMBER 1-10545

TRANSATLANTIC HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**13-3355897**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
80 Pine Street, New York, New York	**10005**
(Address of principal executive offices)	(Zip Code)

(212) 770-2000

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, Par Value $1.00 per Share	New York Stock Exchange, Inc.

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☑ No ☐

The aggregate market value of the voting and non-voting common equity held by nonaffiliates of the registrant computed by reference to the price at which the common equity was last sold, as of June 30, 2003 (the last business day of the registrant's most recently completed second fiscal quarter) was approximately $1,326,951,712.

As of January 31, 2004, there were outstanding 52,500,247 shares of Common Stock, $1.00 par value, of the registrant.

Documents Incorporated by Reference

Portions of the registrant's definitive proxy statement filed or to be filed with the Securities and Exchange Commission pursuant to Regulation 14A involving the election of directors at the annual meeting of the shareholders of the registrant scheduled to be held on May 20, 2004 are incorporated by reference in Part III of this Form 10-K.

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES

TABLE OF CONTENTS

PART I

Item 1. *Business*

Introduction

Transatlantic Holdings, Inc. (the Company) is a holding company incorporated in the state of Delaware. Originally formed in 1986 under the name PREINCO Holdings, Inc. as a holding company for Putnam Reinsurance Company (Putnam), the Company's name was changed to Transatlantic Holdings, Inc. on April 18, 1990 following the acquisition on April 17, 1990 of all of the common stock of Transatlantic Reinsurance Company (TRC) in exchange for shares of common stock of the Company (the "Share Exchange"). Prior to the Share Exchange, American International Group, Inc. (AIG, and collectively, with its subsidiaries, the AIG Group) held a direct and indirect interest of approximately 25% in the Company and an indirect interest of 49.99% in TRC. As a result of the Share Exchange, AIG became the beneficial owner of approximately 41% of the Company's outstanding common stock and TRC became a wholly-owned subsidiary of the Company. In June 1990, certain stockholders of the Company (other than AIG) sold shares of the Company's common stock in a registered public offering. As of December 31, 2003, 2002 and 2001, AIG beneficially owned approximately 60% of the Company's outstanding shares.

The Company, through its wholly-owned subsidiaries, TRC, Trans Re Zurich (TRZ), acquired by TRC in 1996, and Putnam (contributed by the Company to TRC in 1995), offers reinsurance capacity for a full range of property and casualty products on a treaty and facultative basis, directly and through brokers, to insurance and reinsurance companies, in both the domestic and international markets. One or both of TRC and Putnam is licensed, accredited, authorized or can serve as a reinsurer in 50 states and the District of Columbia in the United States and in Puerto Rico and Guam. TRC is licensed by the federal government of and seven provinces in Canada. TRC is also licensed in Japan, the United Kingdom and the Dominican Republic and is registered or authorized as a foreign reinsurer in Peru, Colombia, Argentina (where it also maintains a representative office in Buenos Aires, Transatlantic Re (Argentina) S.A.), Brazil (where it maintains a representative office in Rio de Janeiro, Transatlantic Re (Brasil) Ltda.), Chile, Mexico, Ecuador, Guatemala, Venezuela and France. In addition, TRC is licensed in the Hong Kong Special Administrative Region, People's Republic of China, and maintains a branch in Hong Kong. Also, TRC is authorized to maintain a representative office in Shanghai, People's Republic of China. TRZ is licensed as a reinsurer in Switzerland. Transatlantic Polska Sp. z o.o., a subsidiary of TRC, maintains a registered representative office in Warsaw, Poland. In addition, in 2002, TRC's representative office in Sydney, Australia obtained a license to underwrite business as an authorized branch in Australia, and presently does so. TRH's (Transatlantic Holdings, Inc. and its subsidiaries) principal lines of reinsurance include auto liability (including nonstandard risks), other liability (including directors' and officers' liability and other professional liability), medical malpractice, ocean marine and aviation, accident and health and surety and credit in the casualty lines, and fire, homeowners multiple peril and auto physical damage in the property lines. Reinsurance is provided for most major lines of insurance on both excess-of-loss and pro rata bases.

The statutory surplus of TRC of $1,851.2 million, as of December 31, 2003, ranked TRC as the 6th largest domestic reinsurer according to statistics distributed by the Reinsurance Association of America (RAA). Although TRC and its wholly-owned subsidiary, Putnam, are separate entities, together they would have ranked as the 3rd largest domestic reinsurer based upon combined statutory net premiums written of $3,100.4 million and 4th based upon combined statutory net income of $193.2 million for the year ended December 31, 2003, according to such RAA statistics.

TRH's website, which can be found on the Internet at http://www.transre.com, contains frequently updated information about the Company and its operations. Copies of TRH's Form 10-K, Form 10-Q and Form 8-K and all amendments to those reports can be accessed free of charge as soon as reasonably practicable after the reports and amendments are electronically filed with or furnished to the Securities and Exchange Commission by clicking on "Transatlantic Holdings, Inc. Investor Information" at the Company's website and then clicking on "SEC Filings (including Section 16 Filings—Forms 3, 4 and 5)."

In addition, copies of any of TRH's reports on Form 10-K, Form 10-Q and Form 8-K and all amendments to those reports as well as any Quarterly Earnings Press Release may be obtained by contacting TRH's Investor Relations Department at:

Transatlantic Holdings, Inc.
80 Pine Street
New York, New York 10005
Telephone: (212) 770-2040
Telefax: (212) 248-0965
E-mail: investor_relations@transre.com

Throughout this Annual Report on Form 10-K, TRH presents its operations in the way it believes will be most meaningful. TRH's net unpaid losses and loss adjustment expenses and TRH's combined ratio and its components are included herein and presented in accordance with principles prescribed or permitted by insurance regulatory authorities as these are standard measures in the insurance and reinsurance industries.

The Reinsurance Business

Reinsurance is an arrangement whereby one or more insurance companies, the "reinsurer," agrees to indemnify another insurance company, the "ceding company," for all or part of the insurance risks underwritten by the ceding company. Reinsurance can provide certain basic benefits to the ceding company. It reduces net liability on individual risks, thereby enabling the ceding company to underwrite more business than its own resources can support; it provides catastrophe protection to lessen the impact of large or multiple losses; it stabilizes results by leveling fluctuations in the ceding company's loss ratio; and it helps the ceding company maintain acceptable surplus and reserve ratios.

There are two major classes of reinsurance: treaty reinsurance and facultative reinsurance. Treaty reinsurance is a contractual arrangement that provides for the automatic reinsuring of a type or category of risk underwritten by the ceding company. Facultative reinsurance is the reinsurance of individual risks. Rather than agreeing to reinsure all or a portion of a class of risk, the reinsurer separately rates and underwrites each risk. Facultative reinsurance is normally purchased to cover risks not covered by treaty reinsurance or for individual risks covered by reinsurance treaties that are in need of capacity beyond that provided by such treaties.

A ceding company's reinsurance program may involve pro rata and excess-of-loss reinsurance on both a treaty and facultative basis. Under pro rata reinsurance (also referred to as proportional), the ceding company and the reinsurer share the premiums as well as the losses and expenses in an agreed proportion. Under excess-of-loss reinsurance, the reinsurer agrees to reimburse the ceding company for all losses in excess of a predetermined amount up to a predetermined limit. Premiums paid by the ceding company to the reinsurer for excess-of-loss coverage are generally not proportional to the premiums that the ceding company receives because the reinsurer does not assume a proportionate risk.

In pro rata reinsurance, the reinsurer generally pays the ceding company a ceding commission. Generally, the ceding commission is based on the ceding company's cost of obtaining the business being reinsured (*i.e.,* brokers' and agents' commissions, local taxes and administrative expenses). Often there is no ceding commission on excess-of-loss reinsurance and therefore the pricing mechanism used by reinsurers in those instances is a rate applicable to premiums of the individual policy or policies subject to the reinsurance agreement.

In general, casualty insurance protects the insured against financial loss arising out of its obligation to others for loss or damage to their person or property. Property insurance protects the insured against financial loss arising out of the loss of property or its use caused by an insured peril. Property and casualty reinsurance protects the ceding company against loss to the extent of the reinsurance coverage provided. A greater degree of unpredictability is associated generally with casualty risks and with catastrophe-exposed (natural and man-made (*e.g.,* terrorist attacks)) property and casualty risks, and there tends to be a greater lag in the reporting and settlement of casualty reinsurance claims, due to the nature of casualty risks and their greater potential for litigation.

General

TRH reinsures risks from a broad spectrum of industries throughout the United States and foreign countries. A portion of the reinsurance written by TRH is assumed from other subsidiaries of AIG and therefore generally reflects their underwriting philosophy and diversified insurance products. Approximately \$633 million (17%), \$395 million (13%) and \$232 million (10%) of gross premiums written by TRH in the years 2003, 2002 and 2001, respectively, were attributable to reinsurance purchased by other subsidiaries of AIG. The great majority of such gross premiums written were recorded in auto liability, property, other liability and aircraft lines. (For a more detailed discussion of TRH's business with the AIG Group, see Relationship with the AIG Group.)

In 2003, TRH's activities in the United States were conducted through its worldwide headquarters in New York, its office in Miami (as further discussed below) and its regional office in Chicago. All domestic treaty business is underwritten by, or under the supervision of, senior officers of TRH located in New York. TRH's headquarters in New York, the Miami office (underwriting business from Latin America and the Caribbean) and international offices in Toronto, London, Paris, Zurich, Hong Kong, Tokyo and Sydney (license obtained to operate as an authorized branch in Australia in 2002) can offer treaty as well as facultative reinsurance. In addition, TRH operates representative offices in Buenos Aires, Rio de Janeiro, Warsaw and Shanghai, and maintains an exclusive arrangement with a representative agency in Johannesburg, South Africa. Business underwritten by all offices located outside the United States and by the Miami office (which underwrites business in Latin America and the Caribbean) accounted for approximately 45%, 45% and 47% of worldwide net premiums written in 2003, 2002 and 2001, respectively. (See Management's Discussion and Analysis of Financial Condition and Results of Operations (Management's Discussion) for a discussion of premium fluctuations between years and Note 15 of Notes to Consolidated Financial Statements for financial data by business segment.) One of the international offices, the London branch, had net premiums written totaling \$690.1 million, \$527.3 million and \$409.8 million in 2003, 2002 and 2001, respectively, representing 21%, 21% and 22%, respectively, of worldwide net premiums written in each of those years. (For a discussion of certain conditions associated with international business see Regulation and Note 15 of Notes to Consolidated Financial Statements.)

In addition, TRH holds a 40% interest in Kuwait Reinsurance Company (K.S.C.), acquired in 2000 in exchange for a \$30 million contribution to the capital of that company. Kuwait Reinsurance Company provides property, casualty and life reinsurance products to clients in Middle Eastern and North African markets. TRH also has a 23% interest (acquired through an initial and subsequent investment made in 1999 and 2003, respectively, for \$57 million in the aggregate) in RAM Reinsurance Company Ltd., a financial guaranty reinsurer domiciled in Bermuda.

Casualty reinsurance constitutes the larger portion of TRH's business, accounting for 74% of net premiums written in 2003, 74% in 2002 and 79% in 2001. As a general matter, due to the longer period of time necessary to settle casualty claims, casualty reinsurance underwriting tends to involve variables (such as those discussed in the paragraph immediately following) that are not as predictable as those in property reinsurance underwriting. The greater degree of uncertainty associated generally with casualty business as a result of these variables may produce a more volatile result over a period of time, although catastrophe-exposed property and casualty business is also subject to significant year to year volatility due to major natural and man-made disasters. 2003 and 2002 catastrophe losses did not have a material impact on those years' results. Operating results in 2001 included net pre-tax catastrophe losses of \$215 million (\$200 million of which represents the estimated cost of the September 11th attack) and a net pre-tax loss of \$60 million for the estimated reinsurance exposure related to Enron Corporation. (See Management's Discussion.) TRH also seeks to focus on more complex risks within the casualty and property lines, and to adjust its mix of business to take advantage of market opportunities.

In general, the overall operating results (including investment performance) and other changes to stockholders' equity of property and casualty insurance and reinsurance companies, and TRH, in particular, are subject to significant fluctuations due to competition, natural and man-made catastrophic events, economic and social conditions, foreign currency exchange rate fluctuations, interest rates, operating performance and prospects of investee companies and other factors, such as changes in tax laws, tort laws and the regulatory environment.

The following table presents certain underwriting information concerning TRH's casualty and property business for the periods indicated:(5)

	Years Ended December 31,											
	Net Premiums Written			Net Premiums Earned			Net Losses and Loss Adjustment Expenses			Loss and Loss Adjustment Expense Ratio		
	2003	2002	2001	**2003**	2002	2001	**2003**	2002	2001	**2003**	2002	2001
	(dollars in millions)											
Casualty:												
Other liability(1)(2)(3)(4)	**$ 785.7**	$ 483.6	$ 346.9	**$ 709.6**	$ 463.0	$ 335.1	**$ 600.3**	$ 413.7	$ 127.2	**84.6**	89.4	37.9
Auto liability(3)	**616.4**	613.7	551.3	**659.5**	610.8	491.3	**471.8**	482.8	427.5	**71.5**	79.0	87.0
Medical malpractice(2)(3)(4)	**345.3**	231.2	165.2	**322.2**	216.5	156.7	**263.7**	189.3	149.3	**81.8**	87.4	95.3
Ocean marine and aviation(3)(4)	**260.3**	181.8	141.3	**243.9**	158.2	138.9	**162.2**	160.4	172.0	**66.5**	101.4	123.9
Surety and credit(2)(3)(4)	**123.4**	96.3	86.9	**129.1**	97.9	86.6	**129.3**	98.0	130.3	**100.1**	100.1	150.3
Accident and health(3)(4)	**122.7**	126.3	126.5	**118.4**	125.4	126.9	**74.6**	105.1	145.0	**63.1**	83.8	114.3
Other(2)	**203.0**	115.4	90.7	**193.3**	107.3	86.0	**131.1**	51.5	53.1	**67.8**	48.0	61.8
Total casualty	**2,456.8**	1,848.3	1,508.8	**2,376.0**	1,779.1	1,421.5	**1,833.0**	1,500.8	1,204.4	**77.1**	84.4	84.7
Property:												
Fire(3)(4)	**407.8**	268.4	188.5	**357.8**	244.6	171.5	**168.7**	121.3	214.8	**47.2**	49.6	125.2
Homeowners multiple peril(4)	**149.3**	106.9	70.2	**125.3**	91.6	63.4	**80.4**	42.9	19.4	**64.1**	46.8	30.6
Auto physical damage	**118.5**	110.1	47.0	**119.7**	98.5	49.6	**77.9**	62.4	27.7	**65.1**	63.3	55.9
Allied lines(3)(4)	**104.1**	69.7	33.8	**97.2**	67.7	34.0	**35.3**	18.1	56.5	**36.3**	26.7	166.4
Other	**104.6**	96.8	57.3	**95.2**	88.0	50.3	**38.1**	50.9	38.7	**40.0**	57.8	76.9
Total property	**884.3**	651.9	396.8	**795.2**	590.4	368.8	**400.4**	295.6	357.1	**50.4**	50.1	96.8
Total	**$3,341.1**	$2,500.2	$1,905.6	**$3,171.2**	$2,369.5	$1,790.3	**$2,233.4**	$1,796.4	$1,561.5	**70.4**	75.8	87.2

(1) A majority of the amounts within the other liability line relates to more complex risks such as professional liability (other than medical malpractice), directors' and officers' liability and, to a much lesser extent, environmental impairment liability.

(2) In 2003, development on reserves held at December 31, 2002 related to losses that occurred in 2002 and prior years significantly increased net losses and loss adjustment expenses in other liability, medical malpractice, surety and credit and other casualty lines. In addition, 2003 catastrophe losses did not have a significant impact on that year's results.

(3) In 2002, development on reserves held at December 31, 2001 related to losses that occurred in 2001 and prior years significantly increased net losses and loss adjustment expenses in other liability, auto liability, medical malpractice, ocean marine and aviation, surety and credit and accident and health lines and significantly decreased net losses and loss adjustment expenses in fire and allied lines. In addition, 2002 catastrophe losses did not have a significant impact on that year's results.

(4) In 2001, development on reserves held at December 31, 2000 related to losses that occurred in 2000 and prior years significantly increased net losses and loss adjustment expenses in medical malpractice, ocean marine and aviation, surety and credit and accident and health and significantly decreased net losses and loss adjustment expenses in other liability, fire, homeowners multiple peril and allied lines. In addition, net pre-tax catastrophe losses of $215 million (primarily from the September 11, 2001 terrorist attack) significantly increased net losses and loss adjustment expenses in other liability, fire and allied lines. The net pre-tax loss related to estimated reinsurance exposure from Enron Corporation of $60 million increased net losses and loss adjustment expenses primarily in the surety and credit line.

(5) See Management's Discussion for a discussion of TRH's underwriting components.

Treaty reinsurance constitutes the great majority of TRH's business, accounting for 96%, 95% and 96% of net premiums written in 2003, 2002 and 2001, respectively.

The following table presents certain information concerning TRH's treaty and facultative business for the periods indicated:

	Treaty		
	Years Ended December 31,		
	2003(1)	2002(2)	2001
		(in millions)	
Gross premiums written	**$3,397.2**	$2,720.5	$2,130.5
Net premiums written	**3,219.2**	2,384.9	1,823.9
Net premiums earned	**3,048.7**	2,258.9	1,719.6
	Facultative		
	Years Ended December 31,		
	2003(1)	2002(2)	2001
		(in millions)	
Gross premiums written	**$ 240.7**	$ 206.8	$ 167.4
Net premiums written	**121.9**	115.3	81.7
Net premiums earned	**122.5**	110.6	70.7

---

(1) In 2003 compared to 2002, domestic treaty premiums increased significantly in specialty casualty (principally directors' and officers' liability, medical malpractice and other professional liability), property and ocean marine and aviation lines. International treaty premiums increased significantly in property, specialty casualty (principally directors' and officers' liability, other professional liability and medical malpractice) and auto liabilty lines. Facultative premiums, in 2003 compared to 2002, increased principally in other liability, auto liability and property lines. (See Management's Discussion.)

(2) In 2002 compared to 2001, domestic treaty premiums increased significantly in specialty casualty (principally directors' and officers' liability, other professional liability and medical malpractice), property, general casualty and ocean marine and aviation lines. International treaty premiums increased significantly in property, auto liability and specialty casualty (principally medical malpractice and other professional liability) lines. Facultative premiums, in 2002 compared to 2001, increased principally in property and medical malpractice lines.

Treaty Reinsurance

Treaty reinsurance accounted for approximately $3,397.2 million of gross premiums written and $3,219.2 million of net premiums written in 2003, approximately 75% of which resulted from casualty lines treaties, with the remainder from property lines treaties. Approximately 67% of treaty gross premiums written in 2003 represented treaty reinsurance written on a pro rata basis and the balance represented treaty reinsurance written on an excess-of-loss basis. Approximately 15% of treaty gross premiums written in 2003 were attributable to other subsidiaries of AIG and were primarily written on a pro rata basis. The majority of TRH's non-AIG Group treaty premiums were also written on a pro rata basis. (See Relationship with the AIG Group.) As pro rata business is a proportional sharing of premiums and losses among ceding company and reinsurer, generally, the underwriting results of such business more closely reflect the underwriting results of the business ceded than do the results of excess-of-loss business.

TRH's treaty business consists primarily of lines of business within auto liability (including nonstandard risks), other liability (including directors' and officers' liability and other professional liability), medical malpractice, ocean marine and aviation, accident and health, surety and credit, fire, auto physical damage, homeowners multiple peril and allied lines. A significant portion of TRH's business within these lines (primarily other liability, medical malpractice and accident and health) is derived from certain more complex risks.

TRH's treaty underwriting process emphasizes a team approach between TRH's underwriters, actuaries and claims staff, as appropriate. Treaties are reviewed for compliance with TRH's underwriting guidelines and objectives and most treaties are evaluated in part based upon actuarial analyses conducted by TRH. The generic actuarial models used in such analyses are tailored in each case to the exposures and experience underlying the specific treaty and the loss experience for the risks covered thereunder. TRH also frequently conducts underwriting and claims audits at the offices of a prospective ceding company before entering into major treaties, because reinsurers, including TRH, do not separately evaluate each of the individual risks assumed under their treaties and, consequently, are largely dependent on the original underwriting decisions made by the ceding company. Such dependence subjects TRH, and reinsurers in general, to the possibility that the ceding companies have not adequately evaluated the risks to be reinsured and, therefore, that the premiums ceded in connection therewith may not adequately compensate the reinsurer for the risk assumed.

TRH offers brokers full service with large capacity for both casualty and property risks. For non-AIG Group business, TRH generally seeks to lead treaty arrangements. The lead reinsurer on a treaty generally accepts one of the largest percentage shares of the treaty and represents the other participating reinsurers in negotiating price, terms and conditions. TRH believes that this strategy has enabled it to influence more effectively the terms and conditions of the treaties in which it has participated. TRH has generally not set terms and conditions as lead underwriter with respect to treaty reinsurance purchased by other subsidiaries of AIG, although it may do so in the future. When TRH does not lead the treaty, it may still suggest changes to any aspect of the treaty. In either case, TRH may reject any treaty business offered to it by such AIG subsidiaries or others based upon its assessment of all relevant factors. Such factors include type and level of risk assumed, actuarial and underwriting judgment with respect to rate adequacy, various treaty terms, prior and anticipated loss experience (including exposure to natural and man-made (*e.g.,* terrorist attacks) catastrophes) on the treaty, prior business experience with the ceding company, overall financial position, operating results and A.M. Best Company (Best's), Standard & Poor's (S&P) and Moody's Investors Service (Moody's) ratings of the ceding company and social, legal, regulatory, environmental and general economic conditions affecting the risks assumed or the ceding company.

TRH currently has approximately 3,549 treaties in effect for the current underwriting year. In 2003, no single treaty exceeded 3% of treaty gross premiums written. No ceding company accounted for more than 3% of total treaty gross premiums written in 2003 except for other subsidiaries of AIG (see Relationship with the AIG Group), and members of Lloyd's of London (Lloyd's) (which accounted for 5% of treaty gross premiums written).

Non-U.S. treaty business accounted for approximately 43% of TRH's total net premiums written for the year ended December 31, 2003.

Facultative Reinsurance

During 2003, TRH wrote approximately $240.7 million of gross premiums written and $121.9 million of net premiums written of facultative reinsurance, approximately 48% of which represented casualty risks with the balance comprising property risks. The majority of facultative net premiums written in 2003 represented facultative reinsurance written on an excess-of-loss basis. Facultative coverages are generally offered for most lines of business. However, the great majority of premiums are within the medical malpractice, other liability (including directors' and officers' liability and other professional liability), fire and inland marine lines. Other underwriting expenses associated with facultative business are generally higher in proportion to related premiums than those associated with treaty business, reflecting, among other things, the more labor-intensive nature of underwriting and servicing facultative business. Approximately 48% of facultative gross premiums written in 2003 were attributable to other subsidiaries of AIG. Except for such AIG subsidiaries, no single ceding company accounted for more than 3% of total facultative gross premiums written in 2003. Non-U.S. facultative business accounted for approximately 2% of TRH's total net premiums written for the year ended December 31, 2003.

Retention Levels and Retrocession Arrangements

TRH enters into retrocession arrangements for many of the same reasons primary insurers seek reinsurance, including reducing the effect of individual or aggregate losses and increasing gross premium writings and risk capacity without requiring additional capital.

Under TRH's underwriting guidelines and retrocession arrangements in effect at the end of 2003, the maximum net amounts generally retained and the maximum gross capacities on a per program basis for treaty business and per risk basis for facultative business are set forth in the table below.

	Maximum Net Retention	Maximum Gross Capacity
	(in millions)	
Property:		
Treaty		
Catastrophe excess-of-loss	$100	$100
Other	30	30
Facultative	10	50
Casualty:		
Treaty		
Marine and aviation	15	35
Other	15	20
Facultative	10	10

TRH is exposed to multiple insured losses arising out of a single occurrence (*e.g.*, natural or man-made catastrophe) that have the potential to accumulate to material amounts and affect multiple risks/programs and classes of business. TRH uses modeling techniques to manage certain such risks to acceptable limits, although current techniques used to estimate the exposure may not accurately predict the probability of such an event nor the extent of resulting losses. In addition, TRH may purchase retrocession protection designed to limit the amount of losses that it may incur. For 2004, TRH has purchased property catastrophe excess-of-loss reinsurance protection that management deems prudent and cost effective. TRH estimates that its probable maximum gross loss (gross PML) from any single event in any one geographic zone would approximate $470 million (before TRH's property catastrophe excess-of-loss reinsurance protection). TRH defines gross PML as its anticipated maximum loss (taking into account contract limits), before its retrocession recoveries, caused by a single catastrophic event affecting a broad contiguous area with an expected likelihood of occurrence of once in every 100 years. Based upon the above gross PML estimate, TRH would record net loss and loss adjustment expenses incurred of approximately $235 million before tax benefit, or $153 million, net of tax, in such an event, subject to other terms and conditions of the retrocessional coverages purchased by TRH. There can be no assurance that TRH will not experience losses from one or more catastrophic events that exceed, perhaps by a material amount, such gross and net amounts. Terms of the catastrophe reinsurance protections often require the purchaser to make additional payments to the reinsurer which may increase the net cost of such event to TRH. Certain of such payments represent a contractually stipulated reinstatement premium which generally restores coverage utilized to respond to the initial catastrophic loss for the remainder of the original coverage period.

"Certified" terrorism risk, as defined in the Terrorism Risk Insurance Act (TRIA), which was signed into law in 2002, has generally been limited or excluded from commercial lines business assumed and reinsurance coverages purchased (including property catastrophe coverages) in 2003 and TRH anticipates that it will generally continue this practice in 2004. "Non-certified" terrorism risk, which relates to acts of terrorism not defined under TRIA (such as acts committed by domestic parties), is generally not excluded from commercial lines coverages assumed and reinsurance coverages purchased by TRH. In addition, TRH offers terrorism-specific (certified and non-certified) coverages to ceding companies on a limited basis. TRH does not purchase reinsurance protection for such coverages.

Average gross lines and net retentions on risks assumed historically have been smaller than the maximums permissible under the underwriting guidelines. Underwriting guidelines, including gross lines and net retention levels, may be changed and limited exceptions are made by TRH from time to time.

Retrocession arrangements do not relieve TRH from its obligations to the insurers and reinsurers from whom it assumes business. The failure of retrocessionnaires to honor their obligations could result in losses to TRH. TRH holds substantial amounts of funds and letters of credit to collateralize reinsurance recoverables. Such funds and letters of credit can be drawn on for amounts remaining unpaid beyond contract terms. In addition, an allowance has been established for estimated unrecoverable amounts.

As of December 31, 2003, TRH had in place approximately 200 active retrocessional arrangements for current and prior underwriting years with 372 retrocessionnaires, and reinsurance recoverable on paid and unpaid losses and loss adjustment expenses totaled $869.9 million, including $221.7 million recoverable from affiliates. No unsecured recoverables from a single retrocessionnaire, other than amounts due from affiliates, are considered material to the financial position of TRH. (See Note 14 of Notes to Consolidated Financial Statements.)

Marketing

TRH provides property and casualty reinsurance capacity through brokers and directly to insurance and reinsurance companies in both the domestic and international markets. TRH believes its worldwide network of offices and its relationship with the AIG Group help position TRH to take advantage of market opportunities.

Business assumed from other subsidiaries of AIG is generally obtained directly from the ceding company. No ceding company, other than such AIG subsidiaries and, in 2001 and 2000 only, Lloyd's (which accounted for 12% and 10% of TRH's 2001 and 2000 consolidated revenues, respectively), has accounted for 10% or more of TRH's consolidated revenues in any of the last five years. A significant portion of the business assumed from Lloyd's was obtained through brokers controlled by Aon Corporation (Aon) and Marsh & McLennan Companies, Inc. (Marsh), which are further discussed below.

Non-AIG Group treaty business is produced primarily through brokers, while non-AIG Group facultative business is produced both directly and through brokers. In 2003, approximately 85% of TRH's non-AIG Group business was written through brokers and the balance was written directly. Also in 2003, companies controlled by Aon and Marsh, TRH's largest brokerage sources of non-AIG Group business, accounted for 16% and 13%, respectively, of TRH's consolidated revenues. In addition, Aon and Marsh accounted for 15% and 12%, respectively, of gross premiums written in 2003. TRH's largest 10 brokers accounted for non-AIG Group business aggregating approximately 57% of gross premiums written. Brokerage fees generally are paid by reinsurers. TRH believes that its emphasis on seeking the lead position in non-AIG Group reinsurance treaties in which it participates is beneficial in obtaining business.

Brokers do not have the authority to bind TRH with respect to reinsurance agreements, nor does TRH commit in advance to accept any portion of the business that brokers submit to it. Reinsurance business from any ceding company, whether new or renewal, is subject to acceptance by TRH.

Effective January 1, 1995, TRC and Putnam entered into a quota share reinsurance agreement whereby TRC ceded 5% of its total reinsurance liabilities, net of retrocessions, to Putnam. Thereafter, TRC cedes 5% of its assumed reinsurance, net of other retrocessions, to Putnam pursuant to this quota share reinsurance agreement. Presently all of Putnam's business is assumed from TRC pursuant to this quota share reinsurance agreement. This agreement was entered into for operational reasons and had no impact on TRH's financial position or results of operations.

Claims

Claims are managed by TRH's professional claims staff whose responsibilities include the review of initial loss reports, creation of claim files, determination of whether further investigation is required, establishment and adjustment of case reserves and payment of claims. In addition to claims assessment, processing and payment, the claims staff conducts comprehensive claims audits of both specific claims and overall claims procedures at the offices of selected ceding companies, which TRH believes benefit all parties to the reinsurance arrangement. Claims audits are conducted in the ordinary course of business. In certain instances, a claims audit may be performed prior to assuming reinsurance business.

Reserves for Unpaid Losses and Loss Adjustment Expenses

Significant periods of time may elapse between the occurrence of an insured loss, the reporting of the loss to the ceding company and the reinsurer, and the ceding company's payment of that loss and subsequent payments to the ceding company by the reinsurer. To recognize liabilities for unpaid losses and loss adjustment expenses (LAE), insurers and reinsurers establish reserves, which are balance sheet liabilities representing estimates of future amounts needed to pay claims and related expenses with respect to insured events which have occurred on or before the balance sheet date, including events which have not been reported to the ceding company.

Upon receipt of a notice of claim from the ceding company, TRH establishes its own case reserve for the estimated amount of the ultimate settlement, if any. Case reserves usually are based upon the amount of reserves recommended by the ceding company and may be supplemented by additional amounts as deemed necessary. In certain instances, TRH establishes case reserves even when the ceding company does not report any liability to the reinsurer.

TRH also establishes reserves to provide for the estimated expenses of settling claims, including legal and other fees, and the general expenses of administering the claims adjustment process (*i.e.*, LAE), and the losses and loss adjustment expenses incurred but not reported (IBNR). TRH calculates LAE and IBNR reserves by using generally accepted actuarial reserving techniques to project the ultimate liability for losses and loss adjustment expenses. Such reserves are periodically revised by TRH to adjust for changes in the expected loss development pattern over time. TRH has an in-house actuarial staff which periodically reviews its loss reserves, and therefore does not retain any outside actuarial firm to review its loss reserves.

Losses and loss adjustment expenses, net of related reinsurance recoverable, are charged to income as incurred. Unpaid losses and loss adjustment expenses represent the accumulation of case reserves and IBNR. Provisions for inflation and social inflation (*e.g.*, awards by judges and juries which progressively increase in size at a rate exceeding that of general inflation) are implicitly considered in the overall reserve setting process as an element of the numerous judgments which are made as to expected trends in average claim severity. Legislative changes may also affect TRH's liabilities, and evaluation of the impact of such changes is made in the reserve setting process.

The methods of determining estimates for reported and unreported losses and establishing resulting reserves and related reinsurance recoverable are continually reviewed and updated, and adjustments resulting therefrom are reflected in income currently. The process relies upon the basic assumption that past experience, adjusted for the effect of current developments and likely trends, is an appropriate basis for predicting future events. However, estimation of loss reserves is a difficult process, especially in view of changes in the legal and tort environment which impact the development of loss reserves, and therefore quantitative techniques frequently have to be supplemented by subjective considerations and managerial judgment. In addition, trends that have affected development of liabilities in the past may not necessarily occur or affect liability development to the same degree in the future.

While the reserving process is difficult and subjective for the ceding companies, the inherent uncertainties of estimating such reserves are even greater for the reinsurer, due primarily to the longer-term nature of most reinsurance business, the diversity of development patterns among different types of reinsurance treaties or facultative contracts, the necessary reliance on the ceding companies for information regarding reported claims and differing reserving practices among ceding companies, which are subject to change without notice. TRH writes a significant amount of non-proportional assumed casualty reinsurance as well as proportional assumed reinsurance of excess casualty business for classes such as medical malpractice and directors' and officers' liability, which classes can exhibit greater volatility over time than most other classes due to their low frequency, high severity nature, and loss cost trends that are more difficult to predict.

Included in TRH's reserves are amounts related to environmental impairment and asbestos-related illnesses. The majority of TRH's environmental and asbestos-related liabilities arise from contracts entered into after 1984 and underwritten specifically as environmental or asbestos-related coverages rather than as standard general liability coverages where the environmental or asbestos-related liabilities were neither clearly defined nor specifically excluded. Significant uncertainty exists as to the ultimate settlement of these liabilities since, among other things, there are inconsistent court resolutions and judicial interpretations with respect to underlying policy intent and coverage and uncertainties as to the allocation of responsibility for resultant damages. Additionally, loss and loss adjustment expense reserves, net of related reinsurance recoverables, include amounts resulting from the September 11, 2001 terrorist attack which are principally related to property (including business interruption), other liability, workers' compensation and aviation coverages. These amounts are subject to significant uncertainty due to a variety of issues such as coverage disputes, the assignment of liability and a potentially long latency period for claims due to respiratory disorders and stress.

During the loss settlement period, which can be many years in duration, additional facts regarding individual claims and trends usually become known. As these become apparent, it usually becomes necessary to refine and adjust the reserves upward or downward and even then the ultimate net liability may be materially different from the revised estimates which are reflected in TRH's consolidated financial statements. (See Management's Discussion and Note 2(f) of Notes to Consolidated Financial Statements for further discussion.)

The "Analysis of Consolidated Net Loss and Loss Adjustment Expense Reserve Development" which follows presents the development of unpaid loss and loss adjustment expenses, net of related reinsurance recoverable, for calendar years 1993 through 2003. The upper half of the table shows the cumulative amounts paid during successive years related to the opening reserve. For example, with respect to the net loss and loss adjustment expense reserve of $1,727.4 million as of December 31, 1994, by the end of 2003 (nine years later) $1,362.6 million had actually been paid in settlement of those reserves. In addition, as reflected in the lower section of the table, the original reserve of $1,727.4 million was reestimated to be $1,560.9 million at December 31, 2003. This change from the original estimate would normally result from a combination of a number of factors, including losses being settled for different amounts than originally estimated. The original estimates will also be increased or decreased as more information becomes known about the individual claims and overall claim frequency and severity patterns. The net deficiency or redundancy depicted in the table, for any particular calendar year, shows the aggregate change in estimates over the period of years subsequent to the calendar year reflected at the top of the respective columns. For example, the net redundancy of $126.5 million at December 31, 2003 related to December 31, 1997 net loss and loss adjustment expense reserves of $2,522.7 million, represents the cumulative amount by which net reserves for 1997 have developed favorably from 1998 through 2003.

Each amount other than the original reserves in the following table includes the effects of all changes in amounts for prior periods. For example, if a loss settled in 1996 for $150,000 was first reserved in 1993 at $100,000 and remained unchanged until settlement, the $50,000 deficiency (actual loss minus original estimate) would be included in the cumulative net deficiency in each of the years in the period 1993 through 1995 shown in the following table. Conditions and trends that have affected development of liability in the past may not necessarily occur in the future. Accordingly, it may not be appropriate to extrapolate future development based on this table.

ANALYSIS OF CONSOLIDATED NET LOSS AND LOSS ADJUSTMENT EXPENSE RESERVE DEVELOPMENT(1)(2)(3)

(in thousands)

	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
Net unpaid losses and loss adjustment expenses, December 31:(4)	$1,503,389	$1,727,380	$1,985,786	$2,383,528	$2,522,728	$2,656,103	$2,762,162	$2,614,917	$2,908,887	$3,257,906	$3,956,420
Paid (cumulative) as of:											
One year later	312,923	338,947	396,647	549,635	543,539	702,603	953,708	892,752	1,033,574	1,057,314	
Two years later	506,681	594,508	685,485	850,260	1,003,059	1,224,593	1,570,329	1,573,227	1,759,047		
Three years later	681,388	797,841	855,809	1,165,437	1,339,141	1,620,068	2,050,795	2,071,480			
Four years later	824,468	899,232	1,058,296	1,383,421	1,604,714	1,982,347	2,408,700				
Five years later	885,415	1,033,595	1,194,900	1,557,832	1,835,665	2,213,639					
Six years later	986,263	1,128,240	1,314,354	1,711,075	1,972,791						
Seven years later	1,062,295	1,215,442	1,419,415	1,800,510							
Eight years later	1,131,457	1,296,580	1,496,704								
Nine years later	1,197,486	1,362,571									
Ten years later	1,250,540										
Net liability reestimated as of:(4)											
End of year	1,503,389	1,727,380	1,985,786	2,383,528	2,522,728	2,656,103	2,762,162	2,614,917	2,908,887	3,257,906	3,956,420
One year later	1,518,361	1,723,926	1,978,062	2,368,965	2,463,239	2,588,626	2,776,519	2,650,589	3,248,013	3,580,493	
Two years later	1,516,299	1,729,924	1,961,041	2,289,951	2,369,885	2,496,422	2,802,612	3,088,303	3,561,876		
Three years later	1,522,635	1,718,844	1,885,897	2,171,127	2,265,351	2,508,278	3,158,790	3,392,021			
Four years later	1,511,825	1,657,393	1,784,560	2,081,811	2,235,533	2,764,144	3,379,226				
Five years later	1,468,903	1,580,256	1,725,009	2,018,452	2,342,492	2,886,020					
Six years later	1,418,959	1,538,160	1,671,620	2,074,034	2,396,192						
Seven years later	1,406,154	1,500,219	1,699,810	2,106,508							
Eight years later	1,371,337	1,523,643	1,735,987								
Nine years later	1,392,088	1,560,903									
Ten years later	1,419,401										
Net redundancy (deficiency)	$ 83,988	$ 166,477	$ 249,799	$ 277,020	$ 126,536	$ (229,917)	$ (617,064)	$ (777,104)	$ (652,989)	$ (322,587)	

(1) This table excludes data related to TRZ, a non-U.S. subsidiary acquired in the third quarter of 1996, for 1995 and prior years as such data is not available.

(2) This table is on a calendar year basis and does not present accident or underwriting year data.

(3) Data have been affected by transactions between TRH and the AIG Group. (See Relationship with the AIG Group and Notes 12 and 14 of Notes to Consolidated Financial Statements.)

(4) Represents gross liability for unpaid losses and loss adjustment expenses net of related reinsurance recoverable.

ANALYSIS OF NET UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES AND NET REESTIMATED LIABILITY(1)

	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
						(in thousands)					
End of year:											
Gross liability	$1,890,178	$2,167,316	$2,388,155	$2,733,055	$2,918,782	$3,116,038	$3,304,931	$3,077,162	$3,747,583	$4,032,584	$4,805,498
Related reinsurance recoverable	386,789	439,936	402,369	349,527	396,054	459,935	542,769	462,245	838,696	774,678	849,078
Net liability	$1,503,389	$1,727,380	$1,985,786	$2,383,528	$2,522,728	$2,656,103	$2,762,162	$2,614,917	$2,908,887	$3,257,906	$3,956,420
One year later:											
Gross reestimated liability	$1,930,343	$2,138,947	$2,326,770	$2,755,288	$2,864,610	$3,083,643	$3,369,520	$3,126,518	$4,136,126	$4,465,908	
Reestimated related reinsurance recoverable	411,982	415,021	348,708	386,323	401,371	495,017	593,001	475,929	888,113	885,415	
Net reestimated liability	$1,518,361	$1,723,926	$1,978,062	$2,368,965	$2,463,239	$2,588,626	$2,776,519	$2,650,589	$3,248,013	$3,580,493	
Two years later:											
Gross reestimated liability	$1,945,407	$2,091,724	$2,340,639	$2,664,858	$2,776,598	$3,033,092	$3,426,471	$3,565,853	$4,556,676		
Reestimated related reinsurance recoverable	429,108	361,800	379,598	374,907	406,713	536,670	623,859	477,550	994,800		
Net reestimated liability	$1,516,299	$1,729,924	$1,961,041	$2,289,951	$2,369,885	$2,496,422	$2,802,612	$3,088,303	$3,561,876		
Three years later:											
Gross reestimated liability	$1,894,754	$2,110,823	$2,246,095	$2,568,103	$2,701,351	$3,039,473	$3,788,866	$3,970,012			
Reestimated related reinsurance recoverable	372,119	391,979	360,198	396,976	436,000	531,195	630,076	577,991			
Net reestimated liability	$1,522,635	$1,718,844	$1,885,897	$2,171,127	$2,265,351	$2,508,278	$3,158,790	$3,392,021			
Four years later:											
Gross reestimated liability	$1,909,734	$2,034,135	$2,166,178	$2,497,563	$2,649,925	$3,298,599	$4,098,524				
Reestimated related reinsurance recoverable	397,909	376,742	381,618	415,752	414,392	534,455	719,298				
Net reestimated liability	$1,511,825	$1,657,393	$1,784,560	$2,081,811	$2,235,533	$2,764,144	$3,379,226				
Five years later:											
Gross reestimated liability	$1,881,933	$1,978,270	$2,120,568	$2,418,533	$2,762,480	$3,502,673					
Reestimated related reinsurance recoverable	413,030	398,014	395,559	400,081	419,988	616,653					
Net reestimated liability	$1,468,903	$1,580,256	$1,725,009	$2,018,452	$2,342,492	$2,886,020					
Six years later:											
Gross reestimated liability	$1,854,711	$1,946,734	$2,056,681	$2,482,084	$2,887,038						
Reestimated related reinsurance recoverable	435,752	408,574	385,061	408,050	490,846						
Net reestimated liability	$1,418,959	$1,538,160	$1,671,620	$2,074,034	$2,396,192						
Seven years later:											
Gross reestimated liability	$1,852,253	$1,899,899	$2,100,259	$2,560,633							
Reestimated related reinsurance recoverable	446,099	399,680	400,449	454,125							
Net reestimated liability	$1,406,154	$1,500,219	$1,699,810	$2,106,508							
Eight years later:											
Gross reestimated liability	$1,808,733	$1,936,765	$2,162,015								
Reestimated related reinsurance recoverable	437,396	413,122	426,028								
Net reestimated liability	$1,371,337	$1,523,643	$1,735,987								
Nine years later:											
Gross reestimated liability	$1,843,468	$1,993,454									
Reestimated related reinsurance recoverable	451,380	432,551									
Net reestimated liability	$1,392,088	$1,560,903									
Ten years later:											
Gross reestimated liability	$1,889,137										
Reestimated related reinsurance recoverable	469,736										
Net reestimated liability	$1,419,401										
Gross redundancy (deficiency) as of December 31, 2003	$ 1,041	$ 173,862	$ 226,140	$ 172,422	$ 31,744	$ (386,635)	$ (793,593)	$ (892,850)	$ (809,093)	$ (433,324)	

(1) This table excludes data related to TRZ for 1995 and prior years.

The trend depicted in the latest development year in the reestimated net liability portion of the "Analysis of Consolidated Net Loss and Loss Adjustment Expense Reserve Development" table and in the "Analysis of Net Unpaid Losses and Loss Adjustment Expenses and Net Reestimated Liability" table reflects net adverse development. Net adverse development of $322.6 million was recorded in 2003 on losses occurring in prior years. (See Management's Discussion.)

In general, the deficiencies shown in the table for years 1998 through 2002 developed principally in 2002 and 2003 and resulted largely from losses occurring between 1998 and 2000 in certain casualty lines. Such adverse development involved an unexpected increase in the frequency and severity of large claims reported in late 2002 and in 2003, as was common in the industry, related to non-proportional assumed casualty reinsurance as well as proportional assumed reinsurance of excess casualty business for such volatile classes as medical malpractice and directors' and officers' liability. (See Management's Discussion.) In addition, the majority of the redundancies shown in the table in years prior to 1998 result from favorable development of reserves in the other liability line for losses occurring from 1986 through 1994, partially offset by continued adverse development of reserves in the other liability line for losses occurring prior to 1984. Adverse development of losses occurring in the early 1980s was common throughout the industry and was caused by a number of industry and external factors which combined to drive loss frequency and severity to unexpectedly high levels.

The length of time needed for reserves to be ultimately paid has generally been decreasing over the past ten years due, in large part, to a shift in the business mix towards lines with shorter loss payment patterns, and the higher incidence (compared to earlier years) of catastrophe losses paid in 1999, 2000, 2002 and 2003 related to events occuring prior to the year in which such payments were made.

The following table presents a reconciliation of beginning and ending net unpaid losses and loss adjustment expense reserve balances for the years indicated. For TRH's domestic subsidiaries (TRC and Putnam), there is no difference in reserves for losses and loss adjustment expenses net of reinsurance recoverable on unpaid losses and loss adjustment expenses whether determined in accordance with accounting principles generally accepted in the United States of America or statutory accounting principles.

RECONCILIATION OF RESERVE
FOR NET UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES

	2003	2002 (in thousands)	2001
Reserve for net unpaid losses and loss adjustment expenses at beginning of year(1)	**$3,257,906**	$2,908,887	$2,614,917
Net losses and loss adjustment expenses incurred in respect of losses occurring in:			
Current year	**1,910,860**	1,457,226	1,525,857
Prior years	**322,587**	339,126	35,672
Total	**2,233,447**	1,796,352	1,561,529
Net losses and loss adjustment expenses paid in respect of losses occurring in:			
Current year	**477,619**	413,759	374,807
Prior years	**1,057,314**	1,033,574	892,752
Total	**1,534,933**	1,447,333	1,267,559
Reserve for net unpaid losses and loss adjustment expenses at end of year(1)	**$3,956,420**	$3,257,906	$2,908,887

(1) In TRH's balance sheet and in accordance with Statement of Financial Accounting Standards (SFAS) No. 113, unpaid losses and loss adjustment expenses are presented before deduction of related reinsurance recoverable. (See Notes 2 and 5 of Notes to Consolidated Financial Statements.)

In 2003 and 2002, each as compared to the immediate prior year, paid losses have been increasing largely as a result of a shift in the mix of business toward lines with shorter payment patterns and an increase in the amount of business TRH has written over the past several years. (See Management's Discussion for further analysis of incurred and paid loss activity.)

Investment Operations

TRH's investments must comply with the insurance laws of the state of New York, the state of domicile of TRC and Putnam, and of the other states and jurisdictions in which the Company and its subsidiaries are regulated. These laws prescribe the kind, quality and concentration of investments which may be made by insurance companies. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate fixed maturities, preferred and common stocks, real estate mortgages and real estate. The Finance Committee of the Company's Board of Directors and senior management oversee investments, establish TRH's investment strategy and implement investment decisions with the assistance of certain subsidiaries of AIG, which act as financial advisors and managers of TRH's investment portfolio and, in connection therewith, make the selection of particular investments. Other than as set forth above, there are no guidelines or policies with respect to the specific composition of TRH's overall investment portfolio or the composition of its fixed maturity portfolio by rating or maturity. A significant portion of TRH's domestic investments are in tax-exempt fixed maturities.

TRH's current investment strategy seeks to maximize after-tax income through a high quality diversified taxable fixed maturity and tax-exempt municipal fixed maturity portfolio, while maintaining an adequate level of liquidity. TRH adjusts its mix of taxable and tax-exempt investments, as appropriate, generally as a result of strategic investment and tax planning considerations. During recent years, the yields on fixed maturities purchased have generally been lower than yields on fixed maturities sold or otherwise disposed of. Tax-exempt fixed maturities carry lower pre-tax yields than taxable fixed maturities that are comparable in risk and term to maturity due to their tax-advantaged status. (See Management's Discussion.) The equity portfolio is structured to achieve capital appreciation primarily through investment in quality growth companies. The great majority of other invested assets represent investments in partnerships and a limited duration bond fund managed by an AIG subsidiary.

TRH engages in securities lending transactions whereby certain securities (*i.e.,* fixed maturities and common stocks available for sale) from its portfolio are loaned to third parties. In these transactions, initial collateral, principally cash, is received by TRH in an amount exceeding the market value of the loaned security. Such funds are held in a pooled account of the lending agent in these transactions (an AIG subsidiary) and are carried as an investment on the balance sheet (at cost, which approximates market value). A liability is recorded in an amount equal to the collateral received to recognize TRH's obligation to return such funds when the related loaned securities are returned. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as such value fluctuates. Fees received net of fees paid related to these transactions are recorded in net investment income.

The following table reflects investment results for TRH for each of the five years in the period ended December 31, 2003.

INVESTMENT RESULTS

Years Ended December 31,	Average Investments(1)	Pre-Tax Net Investment Income(2)	Pre-Tax Effective Yield(3)	Pre-Tax Realized Net Capital Gains (Losses)
	(dollars in thousands)			
2003	**$6,211,294**	**$270,972**	**4.4%**	**$ 9,942**
2002	5,278,276	252,026	4.8	(5,951)
2001	4,686,234	240,083	5.1	(240)
2000	4,355,516	234,485	5.4	33,098
1999	4,322,020	230,739	5.3	82,793

(footnotes on next page)

(footnotes from previous page)

(1) Average of the beginning and ending carrying values of investments and cash for the year, excluding non-interest bearing cash. Fixed maturities available for sale, common stocks, nonredeemable preferred stocks and other invested assets are carried at market value. Other fixed maturities are carried at amortized cost and the short-term investment of funds received under securities loan agreements is carried at cost.

(2) After investment expenses, excluding realized net capital gains (losses).

(3) Pre-tax net investment income for the year divided by average investments for the same year.

The following table summarizes the investments of TRH (on the basis of carrying value) as of December 31, 2003:

	Breakdown of Investments	
	December 31, 2003	
	Amount	Percent
	(dollars in thousands)	
Fixed maturities:		
Held to maturity (at amortized cost):		
Domestic and foreign municipal	$ 622,620	9.3%
Available for sale (at market value):		
Corporate	1,058,954	15.8
U.S. Government and government agency	279,498	4.2
Foreign government	141,274	2.1
Domestic and foreign municipal	3,301,193	49.4
	4,780,919	71.5
Total fixed maturities	5,403,539	80.8
Equities:		
Common stocks	555,255	8.3
Nonredeemable preferred stocks	29,131	0.4
Total equities	584,386	8.7
Other invested assets	183,773	2.8
Short-term investment of funds received under securities loan agreements	485,869	7.3
Short-term investments	26,711	0.4
Total investments	$6,684,278	100.0%

The carrying value of fixed maturities and equities available for sale are subject to significant volatility from changes in their market values. (See Management's Discussion.)

As of December 31, 2003, the market value of the total investment portfolio was $6,696.4 million.

The following table indicates the composition of the fixed maturity portfolio of TRH by rating as of December 31, 2003:

Breakdown of Fixed Maturity Portfolio by Rating	Held to Maturity	Available For Sale	Total
Aaa	6.6%	51.6%	58.2%
Aa	4.0	31.0	35.0
A	0.9	5.0	5.9
Baa	—	0.3	0.3
Ba	—	0.2	0.2
B	—	0.2	0.2
Not rated	—	0.2	0.2
Total	11.5%	88.5%	100.0%

At December 31, 2003, TRH had no real estate or derivative instruments. (See Note 3 of Notes to Consolidated Financial Statements.)

In addition, TRH's operations are exposed to market risk which could result in the loss of fair market value resulting from adverse fluctuations in interest rates, equity prices and foreign currency exchange rates. TRH has performed Value at Risk (VaR) analyses to estimate the maximum potential loss of fair value that could occur over a period of one month at a confidence level of 95%. (See Management's Discussion.)

Competition

The reinsurance business is highly competitive in virtually all lines. After many years of deteriorating prices and contract terms, rate increases were achieved in many lines in late 2000 and continued in 2001, further intensified after the net industry surplus drain occurring as a result of the September 11, 2001 terrorist attack.

Market conditions for reinsurers generally continued to improve throughout 2002 and 2003 as rates increased and terms and conditions generally became more restrictive. Attracted by the improved market conditions, additional capital entered the market in late 2001 and has continued through 2003 through the formation of new companies, principally in Bermuda, and through the addition of capital to certain existing companies. The additional market capacity has spurred additional competition, most significantly in property lines, and will also likely serve to lessen the magnitude of pricing improvements in casualty lines going forward.

Rates, terms and conditions were generally stronger in longer-tail casualty lines, particularly in certain specialty casualty classes such as medical malpractice, other professional liability and directors' and officers' liability lines due, in part, to recent elevated industry-wide loss activity (that also materially affected TRH) experienced in certain of those lines related principally to losses occurring in the late 1990s and 2000. In fact, pricing for certain property lines business has begun to be negatively influenced by the added market capacity discussed above. Overall, the impact of market improvements in recent years does not necessarily translate into ultimate pricing adequacy.

TRH faces competition from new market entrants and from market participants that devote greater amounts of capital to the types of business written by TRH. Over the past few years, generally increased market capacity, domestic and international merger and acquisition activity, and Lloyd's, have added to competitive pressures. The ultimate impact on the market of these events is uncertain.

Competition in the types of reinsurance in which TRH is engaged is based on many factors, including the perceived overall financial strength of the reinsurer, Best's, S&P and Moody's ratings, the states or other jurisdictions where the reinsurer is licensed, accredited, authorized or can serve as a reinsurer, premiums charged, other terms and conditions of the reinsurance offered, services offered, speed of claims payment and reputation and experience in the lines of business underwritten.

TRH competes in the United States and international reinsurance markets with numerous major international reinsurance companies and numerous domestic reinsurance companies, some of which have greater financial and other resources than TRH. While TRC and Putnam, on a combined basis, would rank 3rd, on the basis of statutory net premiums written for the year ended December 31, 2003, based on the RAA's survey as of that date, they are a less significant reinsurer in international reinsurance markets. TRH's competitors include independent reinsurance companies, subsidiaries or affiliates of established worldwide insurance companies, reinsurance departments of certain primary insurance companies and domestic and European underwriting syndicates. Many of these competitors have been operating for substantially longer than TRH and have established long-term and continuing business relationships throughout the industry, which can be a significant competitive advantage. Although most reinsurance companies operate in the broker market, most of TRH's largest competitors also work directly with ceding companies, competing with brokers. According to the RAA, there were 29 domestic reinsurers for which results were reported in their quarterly survey as of December 31, 2003.

Employees

At December 31, 2003, TRH had approximately 455 employees. Approximately 220 employees were located in the New York headquarters; 40 employees were located in Chicago and Miami (serving Latin America and the Caribbean) and 195 employees were located in other international offices.

Regulation

The rates and contract terms of reinsurance agreements are generally not subject to regulation by any governmental authority. This contrasts with primary insurance agreements, the rates and policy terms of which are generally closely regulated by state insurance departments. As a practical matter, however, the rates charged by primary insurers and the policy terms of primary insurance agreements may affect the rates charged and the policy terms associated with reinsurance agreements.

The Company, TRC, TRZ and Putnam are subject to the insurance statutes, including insurance holding company statutes, of various states and jurisdictions. The insurance holding company laws and regulations vary from jurisdiction to jurisdiction, but generally require domestic insurance holding companies and insurers and reinsurers that are subsidiaries of insurance holding companies to register with the applicable state regulatory authority and to file with that authority certain reports which provide information concerning their capital structure, ownership, financial condition and general business operations.

Such holding company laws generally also require prior regulatory agency approval of changes in direct or indirect control of an insurer or reinsurer and of certain material intercorporate transfers of assets within the holding company structure. The New York Insurance Law provides that no corporation or other person, except an authorized insurer, may acquire direct control of TRC or Putnam, or acquire control of the Company and thus indirect control of TRC and Putnam, unless such corporation or person has obtained the prior approval of the New York Insurance Department for such acquisition. For the purposes of the New York Insurance Law, any investor acquiring ten percent or more of the Common Stock of the Company would be presumed to be acquiring "control" of the Company and its subsidiaries, unless the New York Insurance Department determines upon application that such investor would not control the Company. An investor who would be deemed to be acquiring control of the Company would be required to obtain the approval of the New York Insurance Department prior to such acquisition. In addition, such investor would become subject to various ongoing reporting requirements in New York and in certain other states.

TRC, TRZ and Putnam, in common with other reinsurers, are subject to regulation and supervision by the states and by other jurisdictions in which they do business. Within the United States, the method of such regulation varies but generally has its source in statutes that delegate regulatory and supervisory powers to an insurance official. The regulation and supervision relate primarily to the standards of solvency that must be met and maintained, including risk-based capital measurements, the licensing of reinsurance, the nature of and limitations on investments, restrictions on the size of risks which may be insured under a single contract, deposits of securities for the benefit of ceding companies, methods of accounting, periodic audits of the affairs and financial reports of insurance companies, the form and content of reports of financial condition required to be filed, and reserves for unearned premiums, losses and other purposes. As required by the state of New York, TRC and Putnam adopted the Codification of Statutory Accounting Principles (Codification) as of January 1, 2001 as primary guidance on statutory accounting. The cumulative effect on statutory surplus of adopting the Codification (which differed from the existing statutory guidance at that time) on January 1, 2001 was not material. The impact of adopting the Codification was not material in 2003, 2002 or 2001 to statutory net income, financial position or cash flows and is not expected to be material in the future. (See Management's Discussion.) In general, such regulation is for the protection of the ceding companies and, ultimately, their policyholders rather than security holders.

Risk Based Capital (RBC) is designed to measure the adequacy of an insurer's statutory surplus in relation to the risks inherent in its business. Thus, inadequately capitalized insurance companies may be identified. The RBC formula develops a risk adjusted target level of statutory surplus by applying certain factors to various asset, premium and reserve items. Higher factors are applied to items deemed to have more risk by the National Association of Insurance Commissioners and lower factors are applied to items that are deemed to have less risk. Thus, the target level of statutory surplus varies not only as a result of the insurer's size, but also on the risk profile of the insurer's operations. The RBC Model Law provides for four incremental levels of regulatory attention for insurers whose surplus is below the calculated RBC target. These levels of attention range in severity from requiring the insurer to submit a plan for corrective action to placing the insurer under regulatory control. At December 31, 2003, the statutory surpluses of TRC and Putnam each significantly exceeded the level of surplus required under RBC requirements for regulatory attention.

Through the "credit for reinsurance" mechanism, TRC and Putnam are indirectly subject to the effects of regulatory requirements imposed by jurisdictions in which TRC's and Putnam's ceding companies are licensed. In general, an insurer which obtains reinsurance from a reinsurer that is licensed, accredited or authorized by the state in which the insurer files statutory financial statements is permitted to take a credit on its statutory financial statements in an aggregate amount equal to the reinsurance recoverable on paid losses and the liabilities for unearned premiums and loss and loss adjustment expense reserves ceded to the reinsurer, subject to certain limitations where amounts of reinsurance recoverable on paid losses are more than 90 days overdue. Certain states impose additional requirements that make it difficult to become so authorized, and certain states do not allow credit for reinsurance ceded to reinsurers that are not licensed or accredited in that state without additional provision for security.

In addition to licensing requirements, TRH's international operations are also regulated in various jurisdictions with respect to currency, amount and type of security deposits, amount and type of reserves and amount and type of local investment, and are subject to local economic, political and social conditions. International operations and assets held abroad may be adversely affected by political and other developments in foreign countries, including possibilities of tax changes, nationalization and changes in regulatory policy, as well as by consequences of hostilities and unrest. The risks of such occurrences and their overall effect upon TRH vary from country to country and cannot easily be predicted. In addition, TRH's results of operations and net unrealized currency translation gain or loss (a component of accumulated other comprehensive income) are subject to volatility as the value of the foreign currencies fluctuate relative to the U.S. dollar. (See Note 9 of Notes to Consolidated Financial Statements.) Regulations governing constitution of technical reserves and remittance balances in some countries may hinder remittance of profits and repatriation of assets.

Relationship with the AIG Group

AIG

AIG is a holding company which through its subsidiaries is engaged in a broad range of insurance and insurance-related activities in the United States and abroad. AIG's primary activities include both general and life insurance operations. Other significant activities include financial services, and retirement services and asset management. AIG subsidiaries other than TRH, collectively, are one of the largest purchasers of reinsurance in the insurance industry based on premiums ceded.

Control of the Company

As of December 31, 2003, 2002 and 2001, AIG beneficially owned approximately 60% of the Company's outstanding shares. Four of the Company's 9 current directors, including the Chairman, are current, or in the case of Mr. Matthews retired, executive officers of AIG and hold the following positions with AIG: Mr. Greenberg is a Director and the Chairman and Chief Executive Officer; Mr. Matthews is an Honorary Director and Senior Advisor; Mr. Smith is a Director and Vice Chairman, Chief Financial Officer and Chief Administrative Officer; and, Mr. Tizzio is an Honorary Director and Senior Vice Chairman—General Insurance.

AIG Group Reinsurance

AIG offers TRH the opportunity to participate in a significant amount of property and casualty reinsurance purchased by other subsidiaries of AIG. TRH either accepts or rejects such reinsurance offered based upon TRH's assessment of risk selection, pricing, terms and conditions. Historically, and with few exceptions, TRH has generally not set terms and conditions as lead underwriter with respect to the treaty reinsurance purchased by other subsidiaries of AIG; however, TRH may in the future set terms and conditions with respect to such business as lead underwriter and intends that the terms and conditions of any such reinsurance will be negotiated on an arms' length basis. The operating management of TRH is not employed by the AIG Group, and the Underwriting Committee of the Board of Directors of the Company, which includes directors of the Company who are not employees of the AIG Group, monitor TRH's underwriting policies.

Approximately $633 million (17%), $395 million (13%) and $232 million (10%) of gross premiums written by TRH in the years 2003, 2002 and 2001, respectively, were attributable to reinsurance purchased by other subsidiaries of AIG, for the production of which TRH paid ceding commissions to such AIG subsidiaries totaling approximately $167 million, $88 million and $50 million, respectively, in such years. The great majority of such gross premiums written were recorded in auto liability, property, other liability and aircraft lines. Of the premiums assumed from other subsidiaries of AIG, $294 million, $162 million and $69 million in 2003, 2002 and 2001, respectively, represent premiums resulting from certain insurance business written by other AIG subsidiaries that, by prearrangement with TRH, is almost entirely reinsured by TRH, for the production of which TRH paid ceding commissions to such AIG subsidiaries totaling approximately $83 million, $31 million and $7 million, respectively, in such years. TRH has no goal with respect to the proportion of AIG Group subsidiary versus non-AIG Group subsidiary business it accepts. TRH's objective in determining its business mix is to evaluate each underwriting opportunity individually with a view to maximizing overall underwriting results.

TRH retroceded gross premiums written to other subsidiaries of AIG in the years 2003, 2002 and 2001 of approximately $87 million, $91 million and $114 million, respectively, and received ceding commissions of approximately $10 million, $10 million and $11 million, respectively, for the production of such business in such years. (See Note 14 of Notes to Consolidated Financial Statements.)

Item 2. *Properties*

As of December 31, 2003, the office space of TRH's New York headquarters and its Toronto office are rented from the AIG Group, which leases it from others. The Chicago, Miami, Buenos Aires, Rio de Janeiro, London, Paris, Zurich, Warsaw, Hong Kong, Shanghai, Tokyo and Sydney offices, are rented from third parties. The lease for the office space occupied by TRH's New York headquarters expires in 2021.

Item 3. *Legal Proceedings*

TRH, in common with the reinsurance industry in general, is subject to litigation in the normal course of its business. TRH does not believe that any pending litigation will have a material adverse effect on its consolidated results of operations, financial position or cash flows.

Item 4. *Submission of Matters to a Vote of Security Holders*

There were no matters submitted to a vote of security holders during the fourth quarter of 2003.

DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The table below sets forth the names, positions and ages of the persons who are the directors and executive officers of the Company as of March 10, 2004.

Name	Position	Age	Served as Director or Officer Since
Robert F. Orlich	President, Chief Executive Officer and Director	56	1990(1)
Paul A. Bonny	Executive Vice President, President International Operations	47	1994
Robert V. Mucci	Executive Vice President and Chief Actuary	46	1990(1)(2)
Steven S. Skalicky	Executive Vice President, Chief Financial Officer	55	1995
Javier E. Vijil	Executive Vice President, President Latin American Division	51	1996
Gary A. Schwartz	Vice President and General Counsel	43	1999(3)
Elizabeth M. Tuck	Secretary	48	1991
M. R. Greenberg	Chairman of the Board	78	1986
James Balog	Director	75	1988
C. Fred Bergsten	Director	62	1998
Tomio Higuchi	Director	61	2003(4)
John J. Mackowski	Director	78	1990
Edward E. Matthews	Director	72	1986
Howard I. Smith	Director	59	1994
Thomas R. Tizzio	Director	66	1990(1)

(1) Prior to April 1990, such person was a director or an officer of TRC and Putnam, but not of the Company.

(2) Mr. Mucci was elected Executive Vice President and Chief Actuary of the Company in May 2003. From May 1991 to May 2003, Mr. Mucci was a Senior Vice President and Actuary of the Company.

(3) Mr. Schwartz was named Vice President and General Counsel of the Company by action of the Executive Committee in July 1999, and by election of the Board of Directors in October 1999. From March 1996 to July 1999, Mr. Schwartz was a Vice President and Director of Taxation of TRC and Putnam, but not of the Company.

(4) Mr. Higuchi was appointed as a Director of the Company by unanimous consent of its Board of Directors in August 2003. Mr. Higuchi replaced Mr. Takashi Aihara, who resigned as a Director of the Company upon his retirement as Chairman of the Board of The Nichido Fire & Marine Insurance Company, Limited.

Except as noted, each of the executive officers has, for more than five years, occupied an executive position with the Company or companies that are now its subsidiaries. Since January 1991, Ms. Tuck has also served as the Secretary of a number of AIG Group companies.

PART II

Item 5. ***Market for the Registrant's Common Stock and Related Stockholder Matters***

(a) The following table sets forth the high and low closing sales prices per share of the Company's Common Stock, as reported on the New York Stock Exchange Composite Tape for each of the four quarters of 2003 and 2002:

	2003		2002	
	High	Low	High	Low
First Quarter	**69.70**	**61.48**	90.89	80.89
Second Quarter	**71.45**	**66.15**	89.28	80.00
Third Quarter	**73.30**	**69.45**	79.55	63.80
Fourth Quarter	**80.80**	**72.27**	70.80	60.55

(b) As of January 31, 2004, the approximate number of holders of Common Stock, including those whose Common Stock is held in nominee name, was 29,000.

(c) In 2003, the Company declared a quarterly dividend of $0.10 per share of Common Stock in March and $0.11 per share of Common Stock in each of May, September and December. In 2002, the Company declared a quarterly dividend of $0.096 per share of Common Stock in March and $0.10 per share of Common Stock in each of May, September and December. The Company paid each dividend in the quarter following the date of declaration.

The declaration and payment of future dividends, if any, by the Company will be at the discretion of the Board of Directors and will depend upon many factors, including the Company's consolidated earnings, financial condition and business needs, capital and surplus requirements of the Company's operating subsidiaries, regulatory considerations and other factors.

The Company is a holding company whose principal source of income is dividends from its subsidiary, TRC. The payment of dividends by TRC and its wholly-owned subsidiaries, TRZ and Putnam, is restricted by insurance regulations. (See Note 13 of Notes to Consolidated Financial Statements.)

Item 6. ***Selected Financial Data***

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES

The following Selected Consolidated Financial Data is prepared in accordance with accounting principles generally accepted in the United States of America. This data should be read in conjunction with the Consolidated Financial Statements and accompanying notes included elsewhere herein.

	Years Ended December 31,				
	2003	2002	2001	2000	1999
	(in thousands, except per share data)				
Statement of Operations Data:					
Net premiums written	**$3,341,077**	$2,500,159	$1,905,647	$1,658,579	$1,498,524
Net premiums earned	**3,171,226**	2,369,452	1,790,339	1,631,536	1,484,634
Net investment income	**270,972**	252,026	240,083	234,485	230,739
Realized net capital gains (losses)	**9,942**	(5,951)	(240)	33,098	82,793
Revenues	**3,452,140**	2,615,527	2,030,182	1,899,119	1,798,166
Income (loss) before income taxes	**386,674**	188,320	(34,107)	267,982	236,097
Net income	**303,644**	169,318	18,892	211,638	187,362
Per Common Share:(1)					
Net income:					
Basic	**$ 5.79**	$ 3.24	$ 0.36	$ 4.06	$ 3.60
Diluted	**5.75**	3.21	0.36	4.03	3.58
Cash dividends declared	**0.43**	0.40	0.38	0.35	0.32
Share Data:(1)					
Weighted average common shares outstanding:					
Basic	**52,406**	52,302	52,224	52,127	52,056
Diluted	**52,762**	52,755	52,736	52,475	52,324
Balance Sheet Data (at year end):					
Investments and cash	**$6,867,165**	$5,587,530	$5,004,431	$4,391,226	$4,333,462
Assets	**8,707,758**	7,286,525	6,741,303	5,522,672	5,480,198
Unpaid losses and loss adjustment expenses	**4,805,498**	4,032,584	3,747,583	3,077,162	3,304,931
Unearned premiums	**917,355**	707,916	553,734	418,621	397,783
Stockholders' equity	**2,376,587**	2,030,767	1,846,010	1,856,365	1,642,517

(1) Share and per share data have been retroactively adjusted, as appropriate, to reflect common stock splits.

Cautionary Statement Regarding Forward-Looking Information

This Annual Report and other publicly available documents may include, and Transatlantic Holdings, Inc. and its subsidiaries (collectively, TRH) officers and representatives may from time to time make, statements which may constitute "forward-looking statements" within the meaning of the U.S. federal securities laws. These forward-looking statements are identified, including without limitation, by their use of such terms and phrases as "intends," "intend," "intended," "goal," "estimate," "estimates," "expects," "expect," "expected," "project," "projects," "projected," "projections," "plans," "anticipates," "anticipated," "should," "think," "thinks," "designed to," "foreseeable future," "believe," "believes" and "scheduled" and similar expressions. These statements are not historical facts but instead represent only TRH's belief regarding future events and financial performance, many of which, by their nature, are inherently uncertain and outside of TRH's control. These statements may address, among other things, TRH's strategy and expectations for growth, product development, government and industry regulatory actions, market conditions, financial results and reserves, as well as the expected impact on TRH of natural and man-made (*e.g.,* terrorist attacks) catastrophic events and political, economic, legal and social conditions. It is possible that TRH's actual results, financial condition and expected outcomes may differ, possibly materially, from those anticipated in these forward-looking statements. Important factors that could cause TRH's actual results to differ, possibly materially, from those discussed in the specific forward-looking statements may include, but are not limited to, uncertainties relating to economic conditions and cyclical industry conditions, credit quality, government, regulatory and accounting policies, volatile and unpredictable developments (including natural and man-made catastrophes), the legal environment, the reserving process, the competitive environment in which TRH operates, interest rate and foreign currency exchange rate fluctuations, and the uncertainties inherent in international operations, and are further discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations. TRH is not under any obligation to (and expressly disclaims any such obligations to) update or alter any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

Throughout this Annual Report on Form 10-K, Transatlantic Holdings, Inc. and its subsidiaries (TRH) presents its operations in the way it believes will be most meaningful. TRH's net unpaid losses and loss adjustment expenses and TRH's combined ratio and its components are included herein and presented in accordance with principles prescribed or permitted by insurance regulatory authorities as these are standard measures in the insurance and reinsurance industries.

Financial Statements

The following discussion refers to the consolidated financial statements of TRH as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003, which are presented elsewhere herein. Financial data discussed below have been affected by certain transactions between TRH and American International Group, Inc. and its subsidiaries (the AIG Group). (See Notes 10, 12 and 14 of Notes to Consolidated Financial Statements.)

Executive Overview

The operations of Transatlantic Holdings, Inc. (the Company) are conducted principally by its three major operating subsidiaries—Transatlantic Reinsurance Company (TRC), Trans Re Zurich (TRZ) and Putnam Reinsurance Company (Putnam)—and managed based on its geographic segments which are presented in this Form 10-K as Domestic, International-Europe and International-Other. Through its operations on six continents, TRH offers reinsurance capacity on both a treaty and facultative basis—structuring programs for a full range of property and casualty products, with an emphasis on specialty lines, which may exhibit greater volatility of results over time than most other lines. TRH's operating strategy emphasizes product and geographic diversification as key elements in controlling its level of risk concentration. TRH also adjusts its mix of business to take advantage of market opportunities. Over time, TRH has also capitalized on market opportunities when they arise by strategically expanding operations in an existing location or opening a branch or representative office in new locations (except for the acquisition of TRZ in 1996). TRH's operations that serve international markets grow by leveraging TRH's product knowledge, worldwide resources and financial strength, typically utilizing indigenous management and staff with a thorough knowledge of local markets and product characteristics.

In 2003, casualty lines comprised 74% of TRH's net premiums written, while property lines totaled 26%. Treaty reinsurance totaled 96% of net premiums written, with the balance representing facultative accounts. Moreover, reinsurance assumed by international offices represented 45% of net premiums written in 2003. American International Group, Inc. (AIG), which through its subsidiaries is one of the largest providers of insurance and investment products and services to businesses and individuals around the world, beneficially owned 60% of the common stock of the Company as of December 31, 2003, 2002 and 2001.

TRH offers reinsurance through reinsurance brokers and, to a lesser extent, directly to domestic and foreign insurance and reinsurance entities. Although TRC and its wholly owned subsidiary, Putnam, are separate entities, together they would have ranked as the 3rd largest domestic reinsurer, based upon combined statutory net premiums written for the year ended December 31, 2003, based on the Reinsurance Association of America's survey as of that date.

TRH's major sources of revenues are net premiums earned for reinsurance risks undertaken and net investment income earned on investments made. The great majority of TRH's investments are in fixed maturity securities with an average duration of 5.3 years as of December 31, 2003. In general, premiums are received significantly in advance of related claims payments. The following table summarizes TRH's revenues, income (loss) before income taxes and net income for the periods indicated:

	Years Ended December 31,					
	2003		2002		2001	
	Amount	**Change From Prior Year**	Amount	Change From Prior Year	Amount	Change From Prior Year
			(dollars in millions)			
Revenues	**$3,452.1**	**32.0%**	$2,615.5	28.8%	$2,030.2	6.9%
Income (loss) before income taxes	**386.7**	**105.3**	188.3	—	(34.1)	—
Net income	**303.6**	**79.3**	169.3	796.2	18.9	(91.1)

Consolidated Results

Revenues during the period under discussion grew significantly, principally due to increases in net premiums earned which increasingly resulted from rate increases across virtually all lines and regions in which TRH does business, as well as the greater number of favorable underwriting opportunities for global reinsurers with superior financial strength ratings and a full range of products, such as TRH. The markets in which we operate have historically been cyclical. During most of the period under discussion, the market was characterized by declining capacity in certain classes and rating downgrades of many major reinsurers. These occurrences generally resulted from years of rate declines, high levels of industry loss activity, exacerbated by losses from the major European storms of late 1999, the tragic event of September 11, 2001, losses related to major corporate collapses such as Enron Corporation, and adverse development in 2002 and 2003 on losses occurring in 1998 through 2000 in certain specialty casualty classes such as directors' and officers' liability (included in the other liability line) and medical malpractice. These events also materially affected TRH's results in those years.

Income before income taxes and net income improved in 2003 and 2002, each as compared to the immediately prior year, due primarily to improvements in underwriting profit (loss) in each succeeding year. Underwriting profit (loss) represents net premiums earned less net losses and loss adjustment expenses, net commissions and other underwriting expenses, plus (minus) the increase (decrease) in deferred acquisition costs. Generally, rate improvements and more restrictive contract terms and conditions increasingly benefited results in each of 2003 and 2002 as compared to the immediately prior years. In addition, 2002 benefited from the absence, as compared to 2001, of significant catastrophe loss activity and losses related to Enron reinsurance exposure that impacted the 2001 year. The year 2001 included $215 million ($200 million related to September 11) of pre-tax catastrophe losses, or $139.8 million, net of tax, as well as pre-tax losses of $60 million, or $39 million, net of tax, for reinsurance exposure related to Enron Corporation. 2002 results also included the impact of a fourth quarter increase in loss reserves (totaling $100 million, or $65 million, net of tax) largely caused by an unexpected increase, late in the year, in the frequency and severity of reported losses occurring in 1998 through 2000 in certain casualty lines, reflecting industry wide trends. (See Operational Review.)

Market Conditions and Outlook

For the period under discussion, the reinsurance market has been characterized by significant competition worldwide in most lines of business. In late 2000 and continuing through 2001, rate increases, which were achieved in many lines, intensified after the net industry surplus drain occurring as a result of the September 11, 2001 terrorist attack. Insurance industry estimates of losses from that attack originally ranged from $30 billion to $70 billion and made this event the most costly insured catastrophe ever. The range of expected industry loss was necessarily broad due to the unprecedented nature of this event and the many lines of business affected.

Market conditions for reinsurers generally continued to improve throughout 2002 and 2003 as rates increased and terms and conditions generally became more restrictive. Attracted by the improved market conditions, additional capital entered the market in late 2001 and has continued through 2003 through the formation of new companies, principally in Bermuda, and through the addition of capital to certain existing companies. The additional market capacity has spurred additional competition, most significantly in property lines, and will also likely serve to lessen the magnitude of pricing improvements in casualty lines going forward.

Rates, terms and conditions were generally stronger in longer-tail casualty lines, particularly in certain specialty casualty classes such as medical malpractice, other professional liability and directors' and officers' liability lines due, in part, to recent elevated industry-wide loss activity (that also materially affected TRH) experienced in certain of those lines related principally to losses occurring in the late 1990s and 2000. In fact, pricing for certain property lines business has begun to be negatively influenced by the added market capacity discussed above. Nevertheless, TRH believes that market conditions in most classes remain favorable. While TRH believes that conditions will continue to remain favorable in 2004, these conditions will not necessarily translate into ultimate pricing adequacy. TRH cannot predict, with any reasonable certainty, future market conditions.

Premiums are expected to grow and result in positive operating cash flow and increased net investment income in 2004, absent any unusual loss events or other unforeseen developments. However, TRH believes that the percentage increase in net premiums written in 2004 over 2003 may be less than the 33.6% year over year increase in 2003 compared to 2002, due largely to the expected overall tempering of premium rate increases in 2004 as compared to 2003.

Further information related to items discussed in this Executive Overview may be found throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations.

Critical Accounting Estimates

Our discussion and analysis of the financial condition and results of operations are based upon our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the use of estimates and judgments that affect the reported amounts and related disclosures. We rely on historical experience and on various other assumptions, that we believe to be reasonable under the circumstances, to make judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates.

TRH believes its most critical accounting estimates are those with respect to unpaid losses and loss adjustment expenses, net of reinsurance recoverable thereon ("loss reserves"), and deferred acquisition costs, as they require management's most significant exercise of judgment on both a quantitative and qualitative basis used in the preparation of TRH's consolidated financial statements and footnotes. The accounting estimates that result require the use of assumptions about certain matters that are highly uncertain at the time of estimation.

The major categories for which assumptions are developed and used to establish each critical accounting estimate are highlighted below:

Loss Reserves

Loss cost trend factors by class of business—These factors are used to establish expected loss and loss adjustment expense ratios for future accident years based on the projected loss and loss adjustment expense ratios with respect to prior accident years. These factors take into account, among other things, loss cost inflation, changes in amounts of jury awards, social inflation (*e.g.*, awards by judges and juries which progressively increase in size at a rate exceeding that of general inflation) and trends in court interpretations of coverages.

Expected loss and loss adjustment expense ratio for the latest accident year by class of business—These ratios are determined based on the significant body of knowledge that TRH has gathered with respect to current and historical loss trends by class of business. Since certain longer-tail casualty lines such as excess-of-loss medical malpractice and directors' and officers' liability tend to settle claims over an extended number of years, loss experience for recent accident years may not constitute statistically reliable data to use to project ultimate losses for current year business. Therefore, the results of more fully developed accident years modified for current trends need to be considered in the determination of these ratios.

Loss development factors—These factors are used to project reported losses to an ultimate amount by class of business using historical data. These too need to be modified to allow for current trends in a variety of factors such as those discussed in the paragraph above under loss cost trend factors.

Variability of reserving practices and reporting patterns affecting premiums and losses—These practices govern the information reported to us, which is the single most important factor used in estimating reserves, and may vary by country, class of business and ceding company and are subject to significant variability and change over time.

Premium trends and rate sufficiency considerations—As the various factors discussed above are used to generate a loss and loss adjustment expense ratio or factor that is often based upon premiums earned, the changing relationships of premium rates to related exposures must be factored into the analyses used to arrive at appropriate reserve estimates.

Deferred Acquisition Costs

Acquisition costs, consisting primarily of net commissions incurred on business conducted through reinsurance contracts or certificates, are deferred, and then amortized over the period in which the related premiums are earned, generally one year. The evaluation of recoverability of acquisition costs to be deferred considers the expected profitability of the underlying treaties and facultative certificates which may vary materially from actual results.

Operational Review

Impact of September 11th Terrorist Attack on the United States

Results for 2001 include pre-tax net losses and loss adjustment expenses of $200 million from the September 11th terrorist attack, or $130 million after tax. The pre-tax net loss estimate is comprised of gross incurred losses and loss adjustment expenses of approximately $500 million less related reinsurance ceded of approximately $300 million. The losses recorded for this event represent TRH's estimate of ultimate losses based upon information presently available. Net loss payments related to this event were not material to 2003, 2002 or 2001 operating cash flow.

Results of Operations

TRH derives its revenue from two principal sources: premiums from reinsurance assumed net of reinsurance ceded (*i.e.,* net premiums earned) and income from investments. Premiums are earned primarily on a pro rata basis over the term of the related coverages. Unearned premiums and prepaid reinsurance premiums represent the portion of gross premiums assumed and reinsurance ceded, respectively, relating to the unexpired terms of such coverages. The relationship between net premiums written and net premiums earned will, therefore, vary depending generally on the volume and inception dates of the business assumed and ceded and the mix of such business between pro rata and excess-of-loss reinsurance.

The following table shows net premiums written, net premiums earned and net investment income of TRH for the periods indicated:

	Years Ended December 31,					
	2003		2002		2001	
	Amount	**Change From Prior Year**	Amount	Change From Prior Year	Amount	Change From Prior Year
			(dollars in millions)			
Net premiums written	**$3,341.1**	**33.6%**	$2,500.2	31.2%	$1,905.6	14.9%
Net premiums earned	**3,171.2**	**33.8**	2,369.5	32.3	1,790.3	9.7
Net investment income	**271.0**	**7.5**	252.0	5.0	240.1	2.4

The increase in net premiums written in 2003 compared to 2002 resulted from rate increases and, to a lesser extent, increased coverage provided, as well as the impact of the weakened U.S. dollar in 2003 compared to the currencies in which TRH does business, particularly in TRH's European locations. In 2002 compared to 2001, the net premiums written increase resulted from significant rate increases and, to a lesser extent, increased coverage provided. In 2003 and 2002, as compared to the immediately prior years, premium increases were primarily from treaty business. On a worldwide basis, casualty lines business represented 73.5% of net premiums written in 2003 versus 73.9% and 79.2% in 2002 and 2001, respectively. The balance represented property lines. Treaty business represented 96.4% of net premiums written in 2003 versus 95.4% in 2002 and 95.7% in 2001. The balance represented facultative accounts.

Of the total increase in net premiums written in 2003 compared to 2002, domestic net premiums written increased by $478.2 million, or 35.1%, to $1,840.8 million, due principally to the above mentioned rate increases and overall improved market conditions, with significant increases in net premiums written recorded in specialty casualty (principally directors' and officers' liability, medical malpractice and other professional liability), property and ocean marine and aviation lines. The increase in net premiums written in property lines is due, in part, to a reduction in property quota share retrocession coverage purchased.

Net premiums written by international offices increased in 2003 by $362.7 million, or 31.9%, over the prior year, to $1,500.3 million. All of the international offices recorded increases in net premiums written, led by London, TRZ and Paris. International net premiums written increased significantly in property, specialty casualty (principally directors' and officers' liability, other professional liability and medical malpractice) and auto liability lines. Note that increases in international net premiums written resulted, in part, from the impact of the weakened U.S. dollar in 2003 compared to the currencies in which TRH does business. International business represented 44.9% of 2003 net premiums written compared to 45.5% in 2002.

Of the total increase in net premiums written in 2002 compared to 2001, domestic net premiums written increased by $349.6 million, or 34.5%, to $1,362.6 million, with significant increases recorded in specialty casualty (principally directors' and officers' liability, other professional liability and medical malpractice), property, general casualty and ocean marine and aviation lines.

Net premiums written by international offices increased in 2002 by $244.9 million, or 27.4%, over the prior year, to $1,137.6 million. All of the international offices recorded increases in net premiums written, led by London, TRZ and Miami (serving Latin America and the Caribbean). International net premiums written increased significantly in property, auto liability and specialty casualty (principally medical malpractice and other professional liability) lines. International business represented 45.5% of 2002 net premiums written compared to 46.8% in 2001.

Generally, reasons for increases in gross premiums written between years are similar to those for net premiums written. In 2003 over 2002, ceded premiums written and earned were lower primarily due to less property quota share retrocession coverage purchased in 2003 as compared to 2002 and to a reduction in ceded premiums resulting from certain domestic contracts in the specialty casualty area wherein a portion of premiums assumed under those agreements was retroceded to non-affiliates. In 2002, ceded premiums written and earned increased over 2001. Such increase was largely caused by the higher cost of reinsurance coverage and additional coverage purchased (including catastrophe coverage) in 2002 over the prior year offset, in part, by a reduction in ceded premiums written resulting from such domestic contracts in the specialty casualty area wherein a portion of premiums assumed under those agreements were retroceded to non-affiliates.

As further discussed in Notes 12 and 14 of Notes to Consolidated Financial Statements, TRH transacts a significant amount of business assumed and ceded with other subsidiaries of AIG. TRH either accepts or rejects the proposed transactions with such companies based on its assessment of risk selection, pricing, terms and conditions.

As premiums written are earned on a pro rata basis over the terms of the related coverages, the reasons for increases in net premiums earned are generally similar to the reasons for increases in net premiums written.

Net investment income increased in 2003 and 2002, each as compared to the immediately prior year, due to the investment (principally in fixed maturities) of significant positive cash flow from operating activities generated in recent periods and, to a lesser extent, the impact of the weakening U.S.

dollar compared to certain currencies, particularly from European countries, in which TRH's net investment income is earned, offset, in part, by declining investment yields, principally from the fixed maturity portfolio. For 2003, 2002 and 2001, the pre-tax yields on fixed maturities were 4.6 percent, 5.1 percent and 5.6 percent, respectively. The pre-tax yield on fixed maturities represents pre-tax net investment income from fixed maturities for the periods indicated divided by the average balance sheet carrying value of the fixed maturity portfolio for such periods. (See cash flow discussion under Financial Condition and Liquidity.) (See Note 3 of Notes to Consolidated Financial Statements.)

The property and casualty insurance and reinsurance industries use the combined ratio as a measure of underwriting profitability. The combined ratio reflects only underwriting results, and does not include income from investments. Generally, a combined ratio under 100 indicates an underwriting profit and a combined ratio exceeding 100 indicates an underwriting loss. Underwriting profitability is subject to significant fluctuations due to competition, natural and man-made catastrophic events, economic and social conditions, foreign currency exchange rate fluctuations, interest rates and other factors. The combined ratio represents the sum of the loss and loss adjustment expense ratio and the underwriting expense ratio. The loss and loss adjustment expense ratio represents net losses and loss adjustment expenses divided by net premiums earned, while the underwriting expense ratio represents the sum of net commissions and other underwriting expenses expressed as a percentage of net premiums written.

The following table presents loss and loss adjustment expense ratios, underwriting expense ratios and combined ratios for consolidated TRH, and separately for its domestic and international components, for the years indicated:

	Years Ended December 31,		
	2003	2002	2001
Consolidated:			
Loss and loss adjustment expense ratio	**70.4**	75.8	87.2
Underwriting expense ratio	**26.1**	26.5	27.7
Combined ratio	**96.5**	102.3	114.9
Domestic:			
Loss and loss adjustment expense ratio	**70.8**	73.0	86.2
Underwriting expense ratio	**25.8**	27.6	29.7
Combined ratio	**96.6**	100.6	115.9
International:			
Loss and loss adjustment expense ratio	**70.0**	79.2	88.3
Underwriting expense ratio	**26.3**	25.2	25.3
Combined ratio	**96.3**	104.4	113.6

There were no significant catastrophe losses occurring during 2003. In addition, as a result of net increases in estimates of losses occurring in prior years, net losses and loss adjustment expenses were increased by $322.6 million in 2003. As a result of greater than expected reported loss activity in 2003 indicating that TRH's estimates as of the end of 2002 of the ultimate amounts of losses occurring in 2002 and prior years required a further net increase, significant adverse development was recorded in 2003 on losses occurring between 1998 and 2000 in certain casualty lines, principally in domestic and London branch operations, as further discussed in the paragraph immediately below. Such lines included other liability (a portion of which represents certain specialty casualty classes such as directors' and officers' liability and professional liability other than medical malpractice), medical malpractice and, to a lesser extent, surety and fidelity lines. These increases to incurred losses were offset, in small part, by favorable development on losses occurring in 2001 and 2002 in fire and allied lines and, in 2002 only, in other liability lines.

TRH writes a significant amount of non proportional assumed casualty reinsurance as well as proportional assumed reinsurance of excess casualty business for such volatile classes as medical malpractice and directors' and officers' liability. At the primary level, there are significant risk factors which contribute to the variability and unpredictability of the loss cost trends for this business such as jury awards, social inflation, medical inflation, tort reforms and court interpretations of coverage. In addition, as a reinsurer, TRH is also highly dependent upon the claims reserving and reporting practices of its cedants, which vary greatly by size, specialization and country of origin and whose practices are subject to change without notice. In particular, an unexpected increase in the frequency and severity of large claims beginning towards the end of 2002 and continuing into 2003 which has increased expected loss and loss adjustment expense ratio factors, reflecting industry wide trends, resulted in material adverse development in TRH's loss reserves in these years. While based on information presently available, TRH believes its loss reserves are adequate, there can be no assurance that TRH's loss reserves will not develop adversely due to the inherent volatility in loss cost trends and variability of reporting practices for these classes, among others, and materially exceed the carried reserves as of December 31, 2003.

There were no significant catastrophe losses occurring during 2002. In addition, as a result of net increases in estimates of losses occurring in prior years, net losses and loss adjustment expenses were increased by $339.1 million in 2002. Of this amount, in the fourth quarter of 2002, TRH recorded an increase to net loss and loss adjustment expense reserves of $100 million ($55 million domestic and $45 million international), resulting in a $65 million after-tax charge to net income. Such net reserve increase was largely caused by the impact of losses principally occurring between 1998 and 2000 in certain casualty lines. Such lines include other liability (a portion of which represents certain specialty casualty classes such as directors' and officers' liability and professional liability other than medical malpractice), medical malpractice and surety. This fourth quarter reserve adjustment was based primarily on an unexpected increase in the frequency and severity of reported claims late in the year reflecting industry-wide trends. (See further discussion of adverse development related to these specialty classes in the preceeding paragraph). The aforementioned fourth quarter increase to net loss and loss adjustment expense reserves added 4.2 to each of the loss and loss adjustment expense and combined ratios for consolidated, domestic and international operations. In addition, as a result of greater than expected reported loss activity in 2002 indicating that TRH's estimates as of the end of 2001 of the ultimate amounts of losses occurring in 2001 and prior years required a further net increase, significant adverse development was also recorded in 2002 on losses occurring in 1998 through 2001 in the auto liability and aviation lines and in 1999 through 2001 in the accident and health line. These increases to incurred losses were partially offset by favorable development on losses occurring in 2001, principally in fire and allied lines and other liability lines.

TRH's 2001 results include net pre-tax catastrophe losses of $215 million (domestic—$115 million; international—$100 million), $200 million of which represents the cost of the September 11th attack. 2001 results also include pre-tax losses of $60 million (domestic) for reinsurance exposure related to Enron Corporation. Such events added 15.4, 18.7 and 11.7 to each of the loss and loss adjustment expense and combined ratios for consolidated, domestic and international operations, respectively.

In addition, as a result of net increases in estimates of losses occurring in prior years, net losses and loss adjustment expenses were increased by $35.7 million. Significant adverse development was recorded in 2001 on losses occurring in 1994 through 1998 in medical malpractice, 1997 through 2000 in auto liability, 1998 and 1999 in accident and health and 2000 in the fire line. These increases to incurred losses were partially offset by favorable development in 2001 on losses occurring primarily from 1990 through 1996 and 1999 through 2000 in the other liability line.

With respect to ceded incurred losses, 2003 and 2002 amounts were significantly lower than the 2001 amount due principally to the fact that 2001 amounts include ceded losses incurred related to the September terrorist attack.

While TRH believes that it has taken appropriate steps to control its exposure to possible future catastrophe losses, the occurrence of one or more catastrophic events of unanticipated frequency or severity, such as a terrorist attack, earthquake or hurricane, that causes insured losses could have a material adverse effect on TRH's results of operations, liquidity or financial position. Current techniques and models may not accurately predict the probability of catastrophic events in the future and the extent of the resulting losses. Moreover, one or more catastrophe losses could weaken TRH's retrocessionnaires and result in an inability of TRH to collect reinsurance recoverables.

The underwriting expense ratio for consolidated TRH decreased in 2003 compared to 2002 due to decreases of 0.2 in each of the net commission component and the other underwriting expense component of the ratio. With respect to the net commission component, the decrease between years result from a decrease in such components related to Domestic and International-Other, offset, in part, by an increase in International-Europe, all due largely to slight changes in the mix of business between periods. With respect to the other underwriting expense component, the decreases between years are primarily due to the fact that the rates of increase in other underwriting expenses, for Domestic and International-Europe, are exceeded by the rates of increase of net premiums written for the respective periods. The underwriting expense ratio for consolidated TRH decreased in 2002 compared to 2001 due to decreases of 0.6 in each of the net commission component and the other underwriting expense component of the ratio. With respect to the net commission component, the decreases between years resulted from a decrease in such components related to Domestic and International-Other, offset, in part, by an increase in International-Europe, all due largely to slight changes in the mix of business, including amounts ceded, between periods. With respect to the other underwriting expense component, the decreases between years are due to the fact that the rates of increase in other underwriting expenses, spread through all segments, are significantly exceeded by the rates of increase of net premiums written for the respective periods.

The increase in deferred acquisition costs for 2003 and 2002 each exceeded the respective prior year amounts. As the increase in unearned premiums in 2003 and 2002 was greater than such increase in the respective prior year, a related, and larger, portion of acquisition costs was deferred in 2003 and 2002, each as compared to the respective prior year amounts. Acquisition costs (consisting primarily of net commissions incurred) are charged to earnings over the period in which the related premiums are earned.

Other deductions, net, generally includes expense charges of $1.1 million for stock-based compensation, in 2003 only, (see Other Matters herein for a discussion of the Change in Accounting Principle and Disclosure of Stock-Based Compensation) related to TRH's voluntary adoption of the recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, as well as currency transaction gains and losses and other miscellaneous income and expense items.

Pre-tax realized net capital gains (losses) totaled $9.9 million in 2003, ($6.0) million in 2002 and ($0.2) million in 2001. Realized capital gains and losses are generally the result of investment dispositions which reflect TRH's investment and tax planning strategies to maximize after-tax income. In addition, pre-tax realized net capital gains (losses) include charges for write-downs related to certain of such securities that, in the opinion of management, had experienced a decline in market value that was other than temporary. In 2003, pre-tax realized net capital gains include charges for write-downs for other than temporary declines in market value totaling $6.1 million and $4.6 million of equities available for sale and fixed maturities available for sale, respectively, and for 2002, write-downs totaling $12.1 million and $1.8 million of equities available for sale and fixed maturities available for sale, respectively. There were no write-downs for other than temporary declines in market value in 2001. Upon the ultimate disposition of securities which have recorded write-downs, a portion of the write-downs may be recoverable depending on market conditions. (See discussion under Financial Condition and Liquidity for criteria used in determination of such write-downs.)

Income (loss) before income taxes was $386.7 million in 2003, $188.3 million in 2002 and ($34.1) million in 2001. The increase in income before income taxes in 2003 compared to the prior year resulted primarily from improved underwriting profit (loss) and, to a much lesser extent, increased net investment income in 2003. The increase in income before income taxes in 2002 compared to the prior year resulted, in large part, from improved underwriting profit (loss) in 2002 compared to 2001. In particular, the loss and loss adjustment expense ratios have significantly improved in 2003 and 2002, each as compared to the immediately prior year, as further discussed above.

Federal and foreign income tax expense (benefit) of $83.0 million, $19.0 million and ($53.0) million were recorded in 2003, 2002 and 2001, respectively. The Company and its domestic subsidiaries, TRC (which includes foreign operations) and Putnam, filed consolidated federal income tax returns for the years under discussion, except those for 2003 which are not yet due. The tax burden among the companies is allocated in accordance with a tax sharing agreement. TRC will also include as part of its taxable income or loss those items of income of the non-U.S. subsidiary, TRZ, which are subject to U.S. income tax currently, pursuant to Subpart F income rules of the Internal Revenue Code, and included, as appropriate, in the consolidated federal income tax return.

The effective tax rates, which represent the sum of current and deferred income taxes (benefits) divided by income (loss) before income taxes, were 21.5% in 2003, 10.1% in 2002 and 155.4% in 2001. The major adjustments reconciling the "expected" tax expense (benefit) to actual tax expense (benefit) in each of the three years under discussion (as detailed in Note 4 of Notes to Consolidated Financial Statements) are similar in terms of their nature and relative size, except that the adjustment for tax-exempt interest has been steadily increasing as the size of the tax-exempt fixed maturity portfolio has grown in 2003 and 2002 over the respective immediately prior year.

The increased effective tax rate in 2003 compared to 2002 resulted primarily from the fact that income before income taxes is increasing at a greater rate than tax-exempt investment income.

In 2001, the unusual effective tax rate results from the fact that the tax benefit exceeds the amount of pre-tax loss due to the ability of TRH to reflect the current benefit of carrying its current year tax net operating loss back to prior years ($17.7 million current tax benefit) and record a deferred tax benefit for a minimum tax credit carryforward which, by law at that time, could be carried forward indefinitely. However, a change in the U.S. federal tax law in 2002 extended the net operating loss carryback period to five years for net operating losses occurring in 2001 and 2002 enabling TRH to utilize its tax net operating loss for 2001 in 2002. (See Note 4 of Notes to Consolidated Financial Statements.)

Net income and net income per common share on a diluted basis, respectively, were as follows: 2003—$303.6 million, $5.75; 2002—$169.3 million, $3.21; 2001—$18.9 million, $0.36. Reasons for the changes between years are as discussed earlier. Outstanding share amounts used in the 2001 net income per common share calculation have been retroactively adjusted, as appropriate, to reflect the 3-for-2 common stock split paid in July 2001. (See Note 7 of Notes to Consolidated Financial Statements.)

In the years under discussion, the after-tax impacts on net income of certain significant items discussed above in the Operational Review are as follows: 2002—fourth quarter increase in net loss and loss adjustment expense reserves—$65.0 million; 2001—catastrophe losses—$139.8 million (including $130.0 million related to the terrorist attack); losses related to Enron reinsurance exposure—$39.0 million.

Segment Results

(a) **Domestic:**

2003 compared to 2002—Domestic revenues increased over the prior year due primarily to increases in net premiums written for reasons discussed earlier in the Operational Review. Income before income taxes for 2003 increased compared to the prior year due primarily to improved underwriting profit (loss) caused principally by a lower net loss and loss adjustment expense ratio resulting from improving market conditions in recent years. Both years included significant adverse development of losses occurring in 1998 through 2000 in certain more volatile casualty classes as further discussed earlier under Results of Operations. Loss activity in 2002 includes a $55 million fourth quarter pre-tax charge to net losses and loss adjustment expenses related to an increase in loss reserves, comprising part of the adverse development as discussed earlier in this paragraph.

2002 compared to 2001—Domestic revenues increased over the prior year due primarily to increases in net premiums earned for reasons discussed earlier in the Operational Review. Income before income taxes for 2002 far exceeded the prior year amount due to improved underwriting profit (loss) in 2002 resulting principally from reduced loss activity and, to a lesser extent, a reduction of the relationship of underwriting expenses to net premiums written, each as compared to 2001. (Also see combined ratio table earlier in Operational Review for relationships of elements of underwriting profit (loss) with net premiums written and earned.) Loss activity in 2002 includes a $55 million fourth quarter pre-tax charge to net losses and loss adjustment expenses related to an increase in loss reserves as discussed earlier in the Operational Review. 2001 loss activity includes $115 million of net pre-tax catastrophe losses (including $100 million related to September 11) and a net pre-tax loss of $60 million from estimated reinsurance exposure related to Enron Corporation.

(b) **International—Europe (London and Paris branches and TRZ):**

2003 compared to 2002—European revenue increased compared to the prior year primarily due to significant increases in net premiums written in each location, with the largest increase occurring in London. These increases generally occurred in property, specialty casualty (principally directors' and officers' liability, other professional liability and medical malpractice) and auto liability lines. Such increases were a result, in part, of the weakening U.S. dollar compared to the currencies in which premiums were written in 2003 as compared to 2002. Income before income taxes for 2003 increased compared to the prior year amounts due principally to improved underwriting profit (loss) that was the result of better loss experience in each location, partially offset by a higher commission rate in London, due to a slight change in the mix of business. Such improved loss experience resulted from improving market conditions in recent years. Both years included significant adverse development from the London branch on losses occurring in 1998 through 2000 in certain more volatile casualty classes as further discussed earlier under Results of Operations. Loss activity in 2002 includes a $30 million fourth quarter pre-tax charge (related to the London branch) to net losses and loss adjustment expenses related to an increase in loss reserves, comprising part of the adverse development as discussed earlier in this paragraph.

The significant increase in assets in 2003 as compared to 2002 is primarily due to significant operating cash flows in 2003 and, to a lesser extent, the impact of foreign exchange on investments held, as the U.S. dollar weakened during the year compared to currencies in which the investments were held.

2002 compared to 2001—European revenues increased compared to the prior year primarily due to increases in net premiums earned in London and Trans Re Zurich. The majority of these increases occurred in property and auto liability lines. Income before income taxes for 2002 far exceeded the prior year amount due to improved underwriting profit (loss) in 2002 resulting principally from reduced loss activity compared to 2001. Loss activity in 2002 includes a $30 million fourth quarter pre-tax charge (related to the London branch) to net losses and loss adjustment expenses related to an increase in loss reserves as discussed earlier in the Operational Review. 2001 loss activity includes $100 million of net pre-tax catastrophe losses related to September 11 incurred primarily through the London market.

The significant increase in assets in 2002 as compared to 2001 is primarily due to significant operating cash flows in 2002 and, to a lesser extent, the impact of foreign exchange on investments held, as the U.S. dollar weakened during the year compared to currencies in which the investments were held.

(c) **International—Other (Miami (serving Latin America and the Caribbean), Toronto, Hong Kong and Tokyo branches):**

2003 compared to 2002—Revenues increased in 2003 versus the prior year due to increases in net premiums written, net of the change in unearned premiums, in each location. These increases generally occurred in the property lines. 2003 income before income taxes improved significantly over the loss before income taxes reported in 2002, due principally to improved loss experience in each location. Loss activity in 2002 includes a $15 million fourth quarter pre-tax charge (related to the Miami branch) to net losses and loss adjustment expenses related to an increase in loss reserves as discussed earlier in the Operational Review.

2002 compared to 2001—Revenues increased in 2002 compared to 2001 due to increases in net premiums earned in each of the offices in this grouping, led by Miami and Toronto. Loss before income taxes in 2002 worsened compared to a year ago, due principally to a deterioration of underwriting profit (loss) caused by increased loss activity. Loss activity in 2002 includes a $15 million fourth quarter pre-tax charge (related to the Miami branch) to net losses and loss adjustment expenses related to an increase in loss reserves as discussed earlier in the Operational Review. The underwriting expense ratio improved in 2002 compared to the prior year.

Financial Condition and Liquidity

As a holding company, the Company's assets consist primarily of the stock of TRC and the Company's future cash flows depend on the availability of dividends or other statutorily permissible payments from TRC and its wholly-owned operating subsidiaries, TRZ and Putnam. (See Note 13 of Notes to Consolidated Financial Statements for a discussion of restrictions on dividend payment.) In 2003 and 2002, the Company received cash dividends from TRC of $21.9 million and $15.5 million, respectively. Sources of funds for the operating subsidiaries consist primarily of premiums, reinsurance recoverables, investment income, proceeds from sales, redemptions and the maturing of investments and funds received under securities loan agreements. Funds are applied primarily to payments of claims, ceded reinsurance premiums, insurance operating expenses, income taxes and investments in fixed income and equity securities. Premiums are generally received substantially in advance of related claims payments. Cash and cash equivalents are maintained for the payment of claims and expenses as they become due. TRH does not anticipate any material capital expenditures in the foreseeable future.

At December 31, 2003, total investments and cash were $6,867.2 million compared to $5,587.5 million at December 31, 2002. The increase was caused, in large part, by $921.1 million of cash provided by operating activities and, to a lesser extent, the impact of a weakening U.S. dollar on investments held, principally in European currencies, and net unrealized appreciation of fixed maturities and equities available for sale during the year.

TRH's fixed maturity investments, approximately 80.8% of total investments as of December 31, 2003, are predominantly investment grade, liquid securities, approximately 60% of which will mature in less than 10 years. Also as of that date, approximately 8.7% of total investments were in common and nonredeemable preferred stocks, approximately 2.8% of total investments were in other invested assets, including investments in partnerships, approximately 7.3% of total investments were in the short-term investment of funds received under securities loan agreements, and the remaining 0.4% consisted of short-term investments. Based on the foregoing, TRH considers its liquidity to be adequate through the end of 2004 and thereafter for a period the length of which is difficult to predict, but which TRH believes will be at least one year.

Activity within the fixed maturities available for sale portfolio for the years under discussion generally represented strategic portfolio realignments to maximize after-tax income. TRH adjusts its mix of taxable and tax-exempt investments, as appropriate, generally as a result of strategic investment and tax planning considerations. In 2003, TRH purchased certain fixed maturities which are classified as held-to-maturity and carried at amortized cost as TRH has the positive intent and ability to hold each of these securities to maturity. The duration of the fixed maturity portfolio was 5.3 years as of December 31, 2003. In addition, TRH engaged in securities lending transactions whereby certain securities (*i.e.*, fixed maturities and common stocks available for sale) from its portfolio were loaned to third parties (see Note 2(b) of Notes to Consolidated Financial Statements). The market values of fixed maturities and common stocks available for sale that are on loan are reflected parenthetically as pledged on the balance sheet and totaled $426.5 million and $48.0 million, respectively, as of December 31, 2003.

Gross unrealized gains and losses on fixed maturities as of December 31, 2003 amounted to $211.1 million and $9.2 million, respectively.

As of December 31, 2003, 93.2% of the fixed maturity portfolio was rated Aaa or Aa, an additional 6.2% was also rated investment grade or better, 0.4% was rated below investment grade and 0.2% was not rated. Also, as of December 31, 2003, TRH had no derivative instruments. (See Note 3 of Notes to Consolidated Financial Statements.)

Management reviews TRH's investments on a continual basis for evidence of other than temporary declines in market value and exercises its judgment in making such a determination and calculating the amount of loss recognition (as a realized net capital loss) resulting from investment write-downs.

In general, a security is considered a candidate for such a write-down if it meets any of the following criteria:

- Trading at a significant discount to par, amortized cost (if lower) or cost for an extended period of time;
- The occurrence of a discrete credit event resulting in (i) the issuer defaulting on a material outstanding obligation; or (ii) the issuer seeking protection from creditors under the bankruptcy laws or any similar laws intended for the court supervised reorganization of insolvent enterprises; or (iii) the issuer proposing a voluntary reorganization pursuant to which creditors are asked to exchange their claims for cash or securities having a fair value substantially lower than par value of their claims; or,

- In the opinion of management, it is possible that TRH may not realize a full recovery on its investment, irrespective of the occurrence of one of the foregoing events.

Once a security has been identified as impaired, the amount of such impairment is determined by reference to that security's contemporaneous market price.

TRH has the ability to hold any security to its stated maturity. Therefore, the decision to sell reflects the judgment of management that the security sold is unlikely to provide, on a relative value basis, as attractive a return in the future as alternative securities entailing comparable risks. With respect to distressed securities, the sale decision reflects management's judgment that the risk-discounted anticipated ultimate recovery is less than the value achievable on sale. (See Operational Review for a discussion of realized net capital losses resulting from write-downs of securities for other than temporary declines in market value.)

At December 31, 2003, reserves for unpaid losses and loss adjustment expenses totaled $4.81 billion, an increase of $772.9 million, or 19.2%, as compared to the prior year. Also at December 31, 2003, reinsurance recoverable on unpaid losses and loss adjustment expenses totaled $836.0 million, an increase of $74.4 million, or 9.8%, from the prior year. Of the amount of reinsurance recoverable on paid and unpaid losses and loss adjustment expenses, which totaled $869.9 million as of December 31, 2003, $652.4 million represented balances that were unsecured. Of such unsecured balances, $178.5 million was due from affiliates (which are rated AAA) and 88.3% of the remaining balance was due from companies rated A or better. (See Note 14 of Notes to Consolidated Financial Statements.) An analysis of the change in net loss reserves from year-end 2002 to year-end 2003 is included in Note 5 of Notes to Consolidated Financial Statements and reflects the impact of adverse development of losses occurring in prior years, as further discussed earlier herein under Results of Operations, as well as the impact of the weakening U.S. dollar against most foreign currencies, particularly from Europe. Both of these factors served to increase net loss reserves in 2003.

TRH's loss reserves represent estimates of future liability and related reinsurance recoverable for losses occurring on or prior to the balance sheet date. Net losses and loss adjustment expenses are charged to income as incurred. Unpaid losses and loss adjustment expenses are principally based on reports and individual case estimates received from ceding companies. A provision is included for losses and loss adjustment expenses incurred but not reported (IBNR) on the basis of past experience and other factors. The methods of making such estimates and for establishing the resulting reserves and related recoverables are continually reviewed and updated, and any adjustments resulting therefrom are reflected in income currently. Provisions for inflation and social inflation (*e.g.*, awards by judges and juries which progressively increase in size at a rate exceeding that of general inflation) are implicitly considered in the overall reserve setting process as an element of numerous judgments which are made as to expected trends in average claim severity.

The reserving process is inherently difficult and subjective, especially in view of changes in the legal and tort environment which impact the development of loss reserves, and therefore quantitative techniques frequently have to be supplemented by subjective considerations and managerial judgment. Trends that have affected development of liabilities in the past may not necessarily occur or affect development to the same degree in the future. While this process is difficult for ceding companies, the inherent uncertainties of estimating reserves are even greater for the reinsurer, due primarily to the longer term nature of most reinsurance business, the diversity of development patterns among different types of reinsurance treaties or facultative contracts and the necessary reliance on the ceding companies for information regarding reported claims and differing reserving practices among ceding companies, which are subject to change without notice. In addition, loss reserves are estimated using data that include reported losses of more recent accident years of long tail casualty lines that have limited statistical credibility. During the loss settlement period, which can be many years in duration, additional facts regarding individual claims and trends usually become known. As these become apparent, it usually becomes necessary to refine and adjust the reserves upward or downward and even then the ultimate net liability may be materially different from the revised estimates. (See discussion of adverse development on losses occurring in prior years under Results of Operations.)

Additionally, loss and loss adjustment expense reserves, net of related reinsurance recoverables, include amounts resulting from the September 11, 2001 terrorist attack which are principally related to property (including business interruption), other liability, workers' compensation and aviation coverages. These amounts are subject to significant uncertainty due to a variety of issues such as coverage disputes, the assignment of liability and a potentially long latency period for claims due to respiratory disorders and stress. As of December 31, 2003, unpaid loss and loss adjustment expenses, net of reinsurance recoverable, related to this event totaled $134 million.

Loss reserves include amounts for risks related to environmental impairment and asbestos-related illnesses totaling $75 million and $71 million at December 31, 2003 and 2002, respectively. The majority of TRH's environmental and asbestos-related liabilities arise from contracts entered into after 1984. These obligations generally arose from contracts underwritten specifically as environmental or asbestos-related coverages rather than from standard general liability coverages where the environmental or asbestos-related liabilities were neither clearly defined nor specifically excluded. The reserves carried for such claims, including IBNR, are based upon known facts and current law. However, significant uncertainty exists as, among other things, there are inconsistent court resolutions and judicial interpretations with respect to underlying policy intent and coverage and uncertainties as to the allocation of responsibility for resultant damages.

Because the reserving process is inherently difficult and subjective, actual net losses and loss adjustment expenses may materially differ from reserves and related reinsurance recoverables reflected in TRH's consolidated financial statements, and accordingly, may have a material effect on future results of operations. And while there is also the possibility of changes in statutes, laws, regulations and other factors that could have a material effect on these liabilities and, accordingly, future earnings, TRH believes that its loss and loss adjustment expense reserves carried at December 31, 2003 are adequate.

For 2003, TRH's operating cash flows of $921.1 million exceeded the comparable 2002 amount of $598.0 million. The increase was caused largely by increased net premiums written, net of commissions, partially offset by increased paid losses and loss adjustment expenses and taxes paid.

For 2002, TRH's operating cash flows of $598.0 million significantly exceeded the comparable 2001 amount of $242.1 million. The increase was caused principally by a significant increase in net premiums written, net of commissions, offset, in part, by an increase in paid losses and loss adjustment expenses, each in 2002 as compared to 2001.

As significant losses from the September 11, 2001 terrorist attack (see Operational Review above) and Enron reinsurance exposure remain unpaid, TRH expects that payments related to these events may negatively impact cash flows in 2004 and 2005.

Of total consolidated operating cash flows, $431.7 million, $229.2 million and $138.6 million, were derived from international operations in 2003, 2002 and 2001, respectively. More than half of such international operations cash flows was derived from London in each of such years.

TRH believes that its balance of cash and cash equivalents of $182.9 million as of December 31, 2003 and its future cash flows will be sufficient to meet TRH's cash requirements through the end of 2004 and thereafter for a period the length of which is difficult to predict, but which TRH believes will be at least one year.

Generally, paid losses have been increasing in more recent years largely as a result of a shift in the mix of business towards lines with shorter payment patterns and an increase in the amount of business TRH has written over the past several years. If paid losses accelerated significantly beyond TRH's ability to fund such paid losses from current operating cash flows, TRH would be compelled to liquidate a portion of its investment portfolio and/or arrange for financing. Such events that may cause such a liquidity strain could be the result of several catastrophic events occurring in a relatively short period of time. Additional strain on liquidity could occur if the investments sold to fund such paid losses were sold in a depressed marketplace and/or reinsurance recoverable on such paid losses became uncollectible.

TRH's operations are exposed to market risk. Market risk is the risk of loss of fair market value resulting from adverse fluctuations in interest rates, equity prices and foreign currency exchange rates.

Measuring potential losses in fair values is a major focus of risk management efforts by many companies. Such measurements are performed through the application of various statistical techniques.

One such technique is Value at Risk (VaR). VaR is a summary statistical measure that uses changes in historical interest rates, equity prices and foreign currency exchange rates to calculate the maximum loss that could occur over a defined period of time given a certain probability.

TRH believes that statistical models alone do not provide a reliable method of monitoring and controlling market risk. While VaR models are relatively sophisticated, the quantitative market risk information generated is limited by the assumptions and parameters established in creating the related models. Therefore, such models are tools and do not substitute for the experience or judgment of senior management.

TRH has performed VaR analyses to estimate the maximum potential loss of fair value for financial instruments for each type of market risk. In this analysis, financial instrument assets include all investments and cash and accrued investment income. Financial instrument liabilities include unpaid losses and loss adjustment expenses and unearned premiums, each net of reinsurance. TRH has calculated the VaR for 2003 and 2002 using historical simulation. The historical simulation methodology entails re-pricing all assets and liabilities under explicit changes in market rates within a specific historical time period. In this case, the most recent three years of historical market information for interest rates, equity index prices and foreign currency exchange rates are used to construct the historical scenarios. For each scenario, each transaction is re-priced. Consolidated totals are calculated by netting the values of all the underlying assets and liabilities. The final VaR number represents the maximum potential loss incurred with 95% confidence (*i.e.,* only 5% of historical scenarios show losses greater than the VaR figure). A one-month holding period is assumed in computing the VaR figure.

The following table presents the VaR on a combined basis and of each component of market risk for 2003 and 2002. VaR with respect to combined operations cannot be derived by aggregating the individual risk amounts presented herein.

	2003				2002			
Market Risk (in millions)	**Year-End**	**Average**	**High**	**Low**	Year-End	Average	High	Low
Combined	**$171**	**$135**	**$171**	**$105**	$105	$107	$118	$96
Interest rate	**198**	**148**	**198**	**104**	104	104	113	98
Equity	**73**	**61**	**73**	**48**	48	50	55	45
Currency	**4**	**4**	**4**	**3**	3	2	3	2

The increase in the VaR in 2003 as compared to 2002 is due, in general, to increased volatility in the historical market information in the years used to construct the more recent historical scenarios.

TRH's stockholders' equity totaled $2.38 billion at December 31, 2003, an increase of $345.8 million from year-end 2002. The net increase consisted principally of net income of $303.6 million and an increase in accumulated other comprehensive income of $60.1 million, less cash dividends declared of $22.6 million.

The increase in accumulated other comprehensive income consisted principally of the following: net unrealized appreciation of equities, net of income tax, of $67.5 million, caused principally by improved performance of equity markets worldwide over last year, net unrealized appreciation of fixed maturities available for sale, net of income tax, of $6.3 million, partially offset by net unrealized currency translation loss, net of income tax, of ($13.6) million, caused, in large part, by a weakening U.S. dollar particularly against certain European currencies.

Net unrealized appreciation (depreciation) of investments, net of income taxes, is subject to significant volatility resulting from changes in the market value of fixed maturities and equities available for sale. Market values may fluctuate due to changes in general economic and political conditions, market interest rates, prospects of investee companies and other factors.

As of December 31, 2003, the amounts of payment due under specified contractual obligations are as follows:

	Total	Less Than 1 Year	1–3 Years	3–5 Years	More Than 5 Years
			(in thousands)		
Long-Term Debt	$ —	$ —	$ —	$ —	$ —
Capital Lease Obligations	—	—	—	—	—
Operating Leases	83,451	8,770	13,543	11,139	49,999
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities	—	—	—	—	—
Total	$83,451	$8,770	$13,543	$11,139	$49,999

With respect to commitments and contingent liabilities, see Note 16 of Notes to Consolidated Financial Statements.

Risk-based capital (RBC) standards, promulgated by the National Association of Insurance Commissioners (NAIC), relate an individual company's statutory policyholders' surplus to the risk inherent in its overall operations and sets thresholds at which certain company and regulatory corrective actions are mandated. At December 31, 2003, the statutory surpluses of TRC and Putnam each significantly exceeded the level of surplus required under RBC requirements for regulatory attention.

Other Matters

(a) ***Change in Accounting Principle and Disclosure of Stock-Based Compensation:***

Prior to 2003, TRH had accounted for stock-based compensation based on the intrinsic-value method prescribed in Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related Interpretations, as permitted under SFAS No. 123, "Accounting for Stock-Based Compensation."

In December 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of SFAS No. 123," to provide alternative methods (in addition to the prospective method already provided in SFAS No. 123) of transition for a voluntary change to the recognition provisions of SFAS No. 123, as well as to amend certain of its disclosure requirements as reflected in Note 2(i) of Notes to Consolidated Financial Statements.

On January 1, 2003, TRH adopted the recognition provisions of SFAS No. 123, using the prospective method of transition. That method requires application of such recognition provisions under the fair value method to all stock-based compensation awards granted, modified, or settled on or after the date of adoption of the standard. Accordingly, net income for 2003 reflects stock-based compensation expenses primarily related to stock options granted in 2003 only. Such expenses are included in the Statement of Operations as a component of other deductions, net. The impact of adopting the recognition provisions of SFAS No. 123 was not material to net income, financial condition or cash flows in 2003. Pursuant to APB No. 25, no stock-based compensation expenses were recognized in 2002 or 2001. (See Note 2(i) of Notes to Consolidated Financial Statements.)

While the pro forma impact of applying the recognition provisions to all award grants are disclosed, the charges to income in 2003 resulting from TRH adopting the recognition provisions of SFAS No. 123 may not be indicative of future amounts charged to income, as those charges to income under the prospective method of transition will not reflect costs associated with stock-based compensation issued or granted prior to January 1, 2003.

(b) ***Adoption of SFAS No. 133 and Change in Classification of Certain Fixed Maturities:***

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," issued by the FASB in June 1998, as amended, established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. In accordance with the standard, TRH adopted its provisions on January 1, 2001 with no resulting effect on net income or cash flows.

In accordance with the transition provisions of SFAS No. 133, as amended, TRH transferred during the first quarter of 2001 all of its fixed maturities in the held-to-maturity classification at that time (with an amortized cost of $932.3 million and market value of $982.1 million at the date of transfer) to the fixed maturities available-for-sale classification (on the balance sheet) to enhance TRH's flexibility with respect to future portfolio management. The resulting increase in net unrealized appreciation of investments, net of income taxes (a component of accumulated other comprehensive income), of $32.4 million (net of a tax effect of $17.4 million) was recorded as the cumulative effect of an accounting change in the Consolidated Statement of Comprehensive Income and the Consolidated Statement of Stockholders' Equity in 2001. Under the provisions of SFAS No. 133, such a transfer does not affect TRH's intent nor its ability to hold fixed maturities acquired in the future to their maturity.

(c) ***Other Accounting Standards:***

In November 2003, the FASB Emerging Issues Task Force (EITF) reached a consensus on, and the FASB ratified, a portion of EITF Issue 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments." EITF Issue 03-1 addresses the meaning of the term "other-than-temporary impairment" and its application to investments accounted for pursuant to SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The consensus required disclosure of certain information concerning held-to-maturity and available-for-sale investments with market values that are less than their respective costs or amortized costs at the balance sheet date but for which a write-down has not been recognized. The EITF has not yet reached a consensus regarding the other issues in EITF Issue 03-1 including the recognition and measurement issues. In accordance with the consensus, TRH has provided the information required in Note 3(f) of Notes to Consolidated Financial Statements.

In January 2003, the FASB issued, and in December 2003 revised, Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51." FIN 46 requires a variable interest entity (VIE) to be consolidated by its primary beneficiary if such VIE has (i) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (ii) equity investors that cannot make significant decisions about the entity's operations, or that do not absorb the expected losses or receive the expected returns of the entity. The primary beneficiary of a VIE is the party that has a majority of the expected losses or a majority of the expected residual returns of the VIE, or both. All other entities are evaluated for consolidation under existing guidance. FIN 46 also requires disclosure of significant VIEs for which a company is not the primary beneficiary.

As originally issued in January 2003, the provisions of FIN 46 were to be applied immediately to VIEs created after January 31, 2003 and to VIEs in which an interest was obtained after that date. However, as revised by the FASB in December 2003, the provisions of FIN 46 currently are to be applied to VIEs commonly referred to as special-purpose entities in the first interim or annual period ending after December 15, 2003 and to all other types of VIEs in the first interim or annual period ending after March 15, 2004. In addition, the provisions of FIN 46 are to continue to be applied to any VIEs to which the provisions of FIN 46 were first applied before the FASB's December 2003 revision of FIN 46.

For any VIE that must be consolidated under FIN 46 that was created before December 31, 2003, the assets, liabilities and noncontrolling interest of the VIE would be initially measured at their "carrying" amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change.

The application of FIN 46 did not have a material effect on results of operations, financial condition or cash flows in 2003, nor does TRH presently anticipate that its application will have a material effect in 2004.

(d) ***Impact of the Codification of Statutory Accounting Principles (Codification):***

In 1998, the NAIC adopted the Codification as primary guidance on statutory accounting effective January 1, 2001. The Codification provides guidance for areas where previously statutory accounting had been silent and has also changed current statutory accounting in some areas. The New York Insurance Department (the state of domicile of TRC and Putnam) adopted most of the Codification guidance for implementation on January 1, 2001, but did not adopt certain key provisions including those on deferred income taxes. The cumulative effect of the implementation of Codification guidance (as adopted by the New York Insurance Department) on the statutory surplus of TRC and Putnam as of January 1, 2001 was not material. In addition, the implementation of such Codification guidance did not have a material effect on statutory net income in any of the years subsequent to adoption. In the fourth quarter of 2002, the guidance related to deferred income taxes was adopted. Accordingly, as of year-end 2003, statutory surplus of both TRC and Putnam include the impact of deferred tax assets of $90.1 million and $4.7 million, respectively. As of year-end 2002, statutory surplus of both TRC and Putnam include the impact of deferred tax assets of $88.3 million and $4.4 million, respectively, representing the cumulative benefit of adopting such provision in 2002. Statutory net income was not affected in 2002 or 2003 by the adoption of the guidance related to deferred income taxes.

As one or both of TRC and Putnam is also licensed, accredited or otherwise permitted to serve as a reinsurer in all states and the District of Columbia in the United States, they are required to disclose the differences between implementing Codification guidance on a New York State basis and Codification guidance adopted by the NAIC in a footnote to their statutory filings. As of December 31, 2003, remaining differences between Codification and those Codification provisions adopted by the New York Insurance Department were not material to 2003 statutory surplus and net income of TRC or Putnam and were not expected to be material in the future.

Item 7A. ***Quantitative and Qualitative Disclosures about Market Risk***

Included in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations.

Item 8. ***Financial Statements and Supplementary Data***

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of
TRANSATLANTIC HOLDINGS, INC.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Transatlantic Holdings, Inc. and Subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the accompanying index present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," in 2001.

PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS LLP

New York, New York
February 11, 2004

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31, 2003 and 2002

	2003	2002
	(in thousands, except share data)	
ASSETS		
Investments and cash:		
Fixed maturities:		
Held to maturity, at amortized cost (market value: 2003—$634,768)	**$ 622,620**	$ —
Available for sale, at market value (amortized cost: 2003—$4,591,165; 2002—$4,181,354) (pledged, at market value: 2003—$426,536; 2002—$327,305)	**4,780,919**	4,361,489
Equities:		
Common stocks available for sale, at market value (cost: 2003—$495,378; 2002—$477,738) (pledged, at market value: 2003—$47,999; 2002—$13,421)	**555,255**	433,670
Nonredeemable preferred stocks available for sale, at market value (cost: 2003—$29,310; 2002—$26,205)	**29,131**	26,199
Other invested assets	**183,773**	278,311
Short-term investment of funds received under securities loan agreements	**485,869**	347,647
Short-term investments, at cost which approximates market value	**26,711**	12,812
Cash and cash equivalents	**182,887**	127,402
Total investments and cash	**6,867,165**	5,587,530
Accrued investment income	**103,646**	80,658
Premium balances receivable, net	**408,029**	350,214
Reinsurance recoverable on paid and unpaid losses and loss adjustment expenses:		
Affiliates	**221,686**	191,704
Other	**648,227**	625,884
Deferred acquisition costs	**173,612**	132,967
Prepaid reinsurance premiums	**75,515**	65,809
Federal income tax recoverable	**7,503**	51,199
Deferred income taxes	**165,670**	170,822
Other assets	**36,705**	29,738
Total assets	**$8,707,758**	$7,286,525
LIABILITIES AND STOCKHOLDERS' EQUITY		
Unpaid losses and loss adjustment expenses	**$4,805,498**	$4,032,584
Unearned premiums	**917,355**	707,916
Reinsurance balances payable	**50,387**	109,082
Payable under securities loan agreements	**485,869**	347,647
Payable for securities in course of settlement	**13,067**	25,352
Other liabilities	**58,995**	33,177
Total liabilities	**6,331,171**	5,255,758
Preferred Stock, $1.00 par value; shares authorized: 5,000,000	**—**	—
Common Stock, $1.00 par value; shares authorized: 100,000,000; shares issued: 2003—53,332,678; 2002—53,225,149	**53,333**	53,225
Additional paid-in capital	**196,645**	192,141
Accumulated other comprehensive income	**120,770**	60,644
Retained earnings	**2,020,282**	1,739,200
Treasury Stock, at cost; 864,200 shares of common stock	**(14,443)**	(14,443)
Total stockholders' equity	**2,376,587**	2,030,767
Total liabilities and stockholders' equity	**$8,707,758**	$7,286,525

The accompanying notes are an integral part of the consolidated financial statements.

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
	(in thousands, except per share data)		
Revenues:			
Net premiums written	**$3,341,077**	$2,500,159	$1,905,647
Increase in net unearned premiums	**(169,851)**	(130,707)	(115,308)
Net premiums earned	**3,171,226**	2,369,452	1,790,339
Net investment income	**270,972**	252,026	240,083
Realized net capital gains (losses)	**9,942**	(5,951)	(240)
	3,452,140	2,615,527	2,030,182
Expenses:			
Net losses and loss adjustment expenses	**2,233,447**	1,796,352	1,561,529
Net commissions	**804,680**	607,539	474,899
Other underwriting expenses	**65,525**	55,040	52,063
Increase in deferred acquisition costs	**(40,645)**	(31,821)	(24,523)
Other deductions, net	**2,459**	97	321
	3,065,466	2,427,207	2,064,289
Income (loss) before income taxes	**386,674**	188,320	(34,107)
Income taxes (benefits):			
Current	**110,254**	22,352	(17,089)
Deferred	**(27,224)**	(3,350)	(35,910)
	83,030	19,002	(52,999)
Net income	**$ 303,644**	$ 169,318	$ 18,892
Net income per common share:			
Basic	**$ 5.79**	$ 3.24	$ 0.36
Diluted	**5.75**	3.21	0.36
Weighted average common shares outstanding:			
Basic	**52,406**	52,302	52,224
Diluted	**52,762**	52,755	52,736

The accompanying notes are an integral part of the consolidated financial statements.

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
	(in thousands, except per share data)		
Common Stock:			
Balance, beginning of year	**$ 53,225**	$ 53,120	$ 35,574
Stock split effected as a dividend	**—**	—	17,421
Issued under stock option and purchase plans	**108**	105	125
Balance, end of year	**53,333**	53,225	53,120
Additional paid-in capital:			
Balance, beginning of year	**192,141**	189,243	202,593
Stock split effected as a dividend	**—**	—	(17,544)
Excess of proceeds over par value of common stock issued under stock option and purchase plans	**3,464**	2,898	4,194
Other	**1,040**	—	—
Balance, end of year	**196,645**	192,141	189,243
Accumulated other comprehensive income:			
Balance, beginning of year	**60,644**	27,603	36,773
Cumulative effect of an accounting change, net of income tax effect	**—**	—	32,406
Other net change for year	**92,501**	50,552	(63,964)
Income tax effect on other net change	**(32,375)**	(17,511)	22,388
Balance, end of year	**120,770**	60,644	27,603
Retained earnings:			
Balance, beginning of year	**1,739,200**	1,590,487	1,591,425
Net income	**303,644**	169,318	18,892
Cash dividends declared (per common share: 2003—$0.43; 2002—$0.40; 2001—$0.38)	**(22,562)**	(20,605)	(19,830)
Balance, end of year	**2,020,282**	1,739,200	1,590,487
Treasury Stock:			
Balance, beginning of year	**(14,443)**	(14,443)	(10,000)
Acquisition of treasury stock	**—**	—	(4,443)
Balance, end of year	**(14,443)**	(14,443)	(14,443)
Total stockholders' equity	**$2,376,587**	$2,030,767	$1,846,010

The accompanying notes are an integral part of the consolidated financial statements.

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
		(in thousands)	
Cash flows from operating activities:			
Net income	**$ 303,644**	$ 169,318	$ 18,892
Adjustments to reconcile net income to net cash provided by operating activities:			
Changes in unpaid losses and loss adjustment expenses, unearned premiums and prepaid reinsurance premiums	**972,647**	424,600	784,468
Changes in premium and reinsurance balances receivable and payable, net	**(168,835)**	112,420	(456,663)
Change in deferred acquisition costs	**(40,645)**	(31,821)	(24,523)
Change in accrued investment income	**(35,336)**	(17,973)	2,201
Realized net capital (gains) losses	**(9,942)**	5,951	240
Changes in current and deferred income taxes	**16,472**	(11,372)	(80,916)
Change in net unrealized currency translation adjustment	**(148,892)**	(41,345)	(2,608)
Changes in other assets and liabilities, net	**18,851**	(13,729)	2,297
Other, net	**13,087**	1,915	(1,278)
Total adjustments	**617,407**	428,646	223,218
Net cash provided by operating activities	**921,051**	597,964	242,110
Cash flows from investing activities:			
Proceeds of fixed maturities available for sale sold	**676,701**	1,071,013	315,588
Proceeds of fixed maturities available for sale redeemed or matured	**337,296**	296,357	278,857
Proceeds of equities sold	**610,199**	655,436	798,727
Purchase of fixed maturities held to maturity	**(623,953)**	—	—
Purchase of fixed maturities available for sale	**(1,310,482)**	(1,881,681)	(786,623)
Purchase of equities	**(639,294)**	(695,699)	(812,998)
Net sale (purchase) of other invested assets	**106,885**	(23,948)	(14,862)
Net (purchase) sale of short-term investment of funds received under securities loan agreements	**(138,222)**	85,111	(432,758)
Net (purchase) sale of short-term investments	**(8,891)**	(10,250)	23,928
Change in payable for securities in course of settlement	**(12,285)**	(6,989)	(26,304)
Other, net	**3,322**	14,693	1,744
Net cash used in investing activities	**(998,724)**	(495,957)	(654,701)
Cash flows from financing activities:			
Net funds received (disbursed) under securities loan agreements	**138,222**	(85,111)	432,758
Dividends to stockholders	**(22,012)**	(20,505)	(19,554)
Proceeds from common stock issued	**3,572**	3,003	4,319
Acquisition of treasury stock	**—**	—	(4,443)
Other	**—**	(1,739)	(4,819)
Net cash provided by (used in) financing activities	**119,782**	(104,352)	408,261
Effect of exchange rate changes on cash and cash equivalents	**13,376**	5,533	(702)
Change in cash and cash equivalents	**55,485**	3,188	(5,032)
Cash and cash equivalents, beginning of year	**127,402**	124,214	129,246
Cash and cash equivalents, end of year	**$ 182,887**	$ 127,402	$ 124,214

The accompanying notes are an integral part of the consolidated financial statements.

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
		(in thousands)	
Net income	**$303,644**	$ 169,318	$ 18,892
Other comprehensive income (loss):			
Net unrealized appreciation (depreciation) of investments:			
Net unrealized holding gains (losses)	**123,328**	11,685	(36,904)
Related income tax effect	**(43,165)**	(4,090)	12,917
Reclassification adjustment for (gains) losses included in net income	**(9,942)**	5,951	240
Related income tax effect	**3,480**	(2,083)	(84)
	73,701	11,463	(23,831)
Net unrealized currency translation (loss) gain	**(20,885)**	32,916	(27,300)
Related income tax effect	**7,310**	(11,338)	9,555
	(13,575)	21,578	(17,745)
Cumulative effect of an accounting change, net of related income tax effect	**—**	—	32,406
Other comprehensive income (loss)	**60,126**	33,041	(9,170)
Comprehensive income	**$363,770**	$ 202,359	$ 9,722

The accompanying notes are an integral part of the consolidated financial statements.

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Nature of Operations

Transatlantic Holdings, Inc. (the Company) is a holding company, incorporated in the state of Delaware, which owns all of the common stock of Transatlantic Reinsurance Company (TRC). TRC owns all of the common stock of Trans Re Zurich (TRZ) and Putnam Reinsurance Company (Putnam). As of December 31, 2003, 2002 and 2001, American International Group, Inc. (AIG, and collectively, with its subsidiaries, the AIG Group) beneficially owned approximately 60% of the Company's outstanding shares.

Transatlantic Holdings, Inc. and its subsidiaries (collectively, TRH), through its operating subsidiaries TRC, TRZ and Putnam, offers reinsurance capacity for a full range of property and casualty products to insurers and reinsurers on a treaty and facultative basis, with an emphasis on specialty classes. Including domestic as well as international risks, TRH's principal lines of business are auto liability (including nonstandard risks), other liability (including directors' and officers' liability and other professional liability), medical malpractice, ocean marine and aviation, accident and health and surety and credit in the casualty lines, and fire, homeowners multiple peril and auto physical damage in the property lines (which include property catastrophe risks). Casualty lines represented 73.5%, 73.9% and 79.2% of net premiums written in 2003, 2002 and 2001, respectively. The balance represented property lines.

2. Summary of Significant Accounting Policies

(a) ***Basis of Presentation and Principles of Consolidation:*** The accompanying consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (GAAP). Certain reclassifications have been made to conform prior years' presentations with 2003.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could materially differ from those estimates.

These consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany accounts and transactions have been eliminated.

(b) ***Investments:*** Fixed maturities are classified as held-to-maturity and carried at amortized cost if TRH has the positive intent and ability to hold each of these securities to maturity. The balance of fixed maturity securities is classified as available-for-sale and carried at market value. In the first quarter of 2001, TRH transferred all of its fixed maturities then classified as held-to-maturity (and carried at amortized cost) to the available for sale classification. (See discussion on Adoption of Statement of Financial Accounting Standards (SFAS) No. 133 and Change in Classification of Certain Fixed Maturities in Note 2(j).) As of December 31, 2002 and 2001, all fixed maturities were classified as available-for-sale and carried at market value. Common and nonredeemable preferred stocks are carried principally at market value. Market values for fixed maturity securities and equities are generally based upon quoted market prices. For certain fixed maturity securities, for which market prices were not readily available, market values were principally estimated using values obtained from independent pricing services. Other invested assets consist of investments in partnerships, certain of which are accounted for under the equity method, a limited duration bond fund managed by an AIG subsidiary and other investments which are carried primarily at market value. Short-term investments are carried at cost, which approximates market value.

TRH engages in securities lending transactions whereby certain securities (*i.e.,* fixed maturities and common stocks available for sale) from its portfolio are loaned to third parties. In these transactions, initial collateral, principally cash, is received by TRH in an amount exceeding the market value of the loaned security. Such funds are held in a pooled account of the lending agent in these transactions (an

2. Summary of Significant Accounting Policies (Continued)

AIG subsidiary) and are carried as an investment on the balance sheet (at cost, which approximates market value). A liability is recorded in an amount equal to the collateral received to recognize TRH's obligation to return such funds when the related loaned securities are returned. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as such value fluctuates. Fees received net of fees paid related to these transactions are recorded in net investment income.

Realized gains or losses on the sale of investments are determined on the basis of specific identification. In addition, where the declines in the market value of securities below cost or amortized cost are considered to be other than temporary, a realized loss is recorded for the difference between cost or amortized cost and estimated market value of such securities. Except where there has been an other than temporary impairment of market value, changes in unrealized appreciation (depreciation) of fixed maturities available for sale, equity investments and other invested assets are charged or credited, net of deferred income taxes, directly to accumulated other comprehensive income (see Note 9), a component of stockholders' equity. Investment income is recorded as earned. Amortization of fixed maturity premium and the accrual of fixed maturity discount are charged or credited, respectively, to net investment income.

(c) ***Cash and Cash Equivalents:*** Cash and cash equivalents generally include cash deposited in demand deposits at banks and highly liquid investments with original maturities of 90 days or less.

(d) ***Deferred Acquisition Costs:*** Acquisition costs, consisting primarily of net commissions incurred on business conducted through reinsurance contracts or certificates, are deferred, and then amortized over the period in which the related premiums are earned, generally one year. Anticipated losses and loss adjustment expenses and estimated remaining costs of servicing the contracts are considered in the evaluation of recoverability of acquisition costs to be deferred. Anticipated investment income is not considered in such evaluation.

(e) ***Premium Revenues:*** Premiums are earned primarily on a pro rata basis over the term of the related coverages. Unearned premiums and prepaid reinsurance premiums represent the portion of gross premiums assumed and reinsurance ceded, respectively, relating to the unexpired terms of such coverages. Premiums written and earned, along with related costs, for which data has not been reported by the ceding companies, are estimated based on historical patterns and other relevant information. These estimates are subject to change when actual data for such items estimated becomes available. In the Consolidated Statements of Operations, premiums written and earned and the change in unearned premiums are presented net of reinsurance ceded.

(f) ***Losses and Loss Adjustment Expenses:*** Losses and loss adjustment expenses, net of related reinsurance recoverable, are charged to income as incurred. Unpaid losses and loss adjustment expenses are principally based on reports and individual case estimates received from ceding companies. An amount is included for losses and loss adjustment expenses incurred but not reported (IBNR) on the basis of past experience. The methods of making such estimates and for establishing the resulting reserves are continually reviewed and updated, and any adjustments resulting therefrom are reflected in income currently.

Estimation of loss reserves is a difficult process, especially in view of changes in the legal and tort environment which impact the development of loss reserves, and therefore quantitative techniques frequently have to be supplemented by subjective considerations and managerial judgment. In addition, trends that have affected development of liabilities in the past may not necessarily occur or affect liability development to the same degree in the future.

While the reserving process is difficult and subjective for the ceding companies, the inherent uncertainties of estimating such reserves are even greater for the reinsurer, due primarily to the longer-term nature of most reinsurance business, the diversity of development patterns among different types

2. Summary of Significant Accounting Policies (Continued)

of reinsurance treaties or facultative contracts, the necessary reliance on the ceding companies for information regarding reported claims and differing reserving practices among ceding companies, which are subject to change without notice. TRH writes a significant amount of non-proportional assumed casualty reinsurance as well as proportional assumed reinsurance of excess casualty business for classes such as medical malpractice and directors' and officers' liability, which classes can exhibit greater volatility over time than most other classes due to their low frequency, high severity nature and loss cost trends that are more difficult to predict.

Unpaid losses and loss adjustment expenses include certain amounts for the reinsurance of risks related to environmental impairment and asbestos-related illnesses. The majority of TRH's environmental and asbestos-related liabilities arise from contracts entered into after 1984. These obligations generally arose from contracts underwritten specifically as environmental or asbestos-related coverages rather than from standard general liability coverages where the environmental or asbestos-related liabilities were neither clearly defined nor specifically excluded. The reserves carried at December 31, 2003 for such claims, including IBNR, are based upon known facts and current law. However, significant uncertainty exists as, among other things, there are inconsistent court resolutions and judicial interpretations with respect to underlying policy intent and coverage and uncertainties as to the allocation of responsibility for resultant damages. Further, there is always the possibility of changes in statutes, laws, regulations and other factors that could have a material effect on these liabilities and, accordingly, future earnings.

Additionally, loss and loss adjustment expense reserves, net of related reinsurance recoverables, include amounts resulting from the September 11, 2001 terrorist attack which are principally related to property (including business interruption), other liability, workers' compensation and aviation coverages. These amounts are subject to significant uncertainty due to a variety of issues such as coverage disputes, the assignment of liability and a potentially long latency period for claims due to respiratory disorders and stress. (See Notes 5 and 8.)

(g) ***Deferred Income Taxes:*** Deferred income taxes are provided for the expected tax effect of temporary differences between the amounts of assets and liabilities used for financial reporting purposes and the amounts used in tax returns.

(h) ***Currency Translation:*** Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at year-end exchange rates. Income and expense accounts are translated at average exchange rates for the year. The resulting net unrealized currency translation gain (loss) for functional currencies is reflected in accumulated other comprehensive income, a component of stockholders' equity.

Transaction gains and losses on assets and liabilities denominated in foreign currencies are reflected in results of operations during the period in which they occur.

(i) ***Change in Accounting Principle and Disclosure of Stock-Based Compensation:*** Prior to 2003, TRH had accounted for stock-based compensation based on the intrinsic-value method prescribed in Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related Interpretations, as permitted under SFAS No. 123, "Accounting for Stock-Based Compensation."

In December 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of SFAS No. 123," to provide alternative methods (in addition to the prospective method already provided in SFAS No. 123) of transition for a voluntary change to the recognition provisions of SFAS No. 123, as well as to amend certain of its disclosure requirements as reflected in the table below.

On January 1, 2003, TRH adopted the recognition provisions of SFAS No. 123, using the prospective method of transition. That method requires application of such recognition provisions under

2. Summary of Significant Accounting Policies (Continued)

the fair value method to all stock-based compensation awards granted, modified, or settled on or after the date of adoption of the standard. Accordingly, net income for 2003 reflects stock-based compensation expenses primarily related to stock options granted in 2003 only. Such expenses are included in the Statement of Operations as a component of other deductions, net. The impact of adopting the recognition provisions of SFAS No. 123 was not material to net income, financial condition or cash flows in 2003. Pursuant to APB No. 25, no stock-based compensation expenses were recognized in 2002 or 2001. Had compensation cost been charged to earnings in accordance with the fair value based method as prescribed in SFAS No. 123 for all outstanding stock-based compensation awards (occurring both before and after adoption of the recognition provisions of SFAS No. 123), TRH's net income and net income per common share (on a pro forma basis) would have been as follows:

	Years Ended December 31,		
	2003	2002	2001
	(in thousands, except per share data)		
Net income:			
As reported	**$303,644**	$169,318	$ 18,892
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	**868**	—	—
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	**(3,968)**	(3,134)	(2,811)
Pro forma	**$300,544**	$166,184	$ 16,081
Net income per common share (split-adjusted):			
As reported:			
Basic	**$ 5.79**	$ 3.24	$ 0.36
Diluted	**5.75**	3.21	0.36
Pro forma:			
Basic	**5.73**	3.18	0.31
Diluted	**5.70**	3.15	0.30

While the pro forma impact of applying the recognition provisions to all award grants are disclosed, the charges to income in 2003 resulting from TRH adopting the recognition provisions of SFAS No. 123 may not be indicative of future amounts charged to income, as those charges to income under the prospective method of transition will not reflect costs associated with stock-based compensation issued or granted prior to January 1, 2003.

(j) ***Adoption of SFAS No. 133 and Change in Classification of Certain Fixed Maturities:*** SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," issued by the FASB in June 1998, as amended, established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. In accordance with the standard, TRH adopted its provisions on January 1, 2001 with no resulting effect on net income or cash flows.

In accordance with the transition provisions of SFAS No. 133, as amended, TRH transferred during the first quarter of 2001 all of its fixed maturities in the held-to-maturity classification at that time (with an amortized cost of $932.3 million and market value of $982.1 million at the date of transfer) to the fixed maturities available-for-sale classification (on the balance sheet) to enhance TRH's flexibility with respect to future portfolio management. The resulting increase in net unrealized appreciation of investments, net of income taxes (a component of accumulated other comprehensive income), of $32.4 million (net of a tax effect of $17.4 million) was recorded as the cumulative effect of an accounting change in the Consolidated Statement of Comprehensive Income and the Consolidated Statement of

2. Summary of Significant Accounting Policies (Continued)

Stockholders' Equity in 2001. Under the provisions of SFAS No. 133, such a transfer does not affect TRH's intent nor its ability to hold fixed maturities acquired in the future to their maturity.

(k) ***Other Accounting Standards:*** In November 2003, the FASB Emerging Issues Task Force (EITF) reached a consensus on, and the FASB ratified, a portion of EITF Issue 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments." EITF Issue 03-1 addresses the meaning of the term "other-than-temporary impairment" and its application to investments accounted for pursuant to SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The consensus required disclosure of certain information concerning held-to-maturity and available-for-sale investments with market values that are less than their respective costs or amortized costs at the balance sheet date but for which a write-down has not been recognized. The EITF has not yet reached a consensus regarding the other issues in EITF Issue 03-1 including the recognition and measurement issues. In accordance with the consensus, TRH has provided the information required in Note 3(f).

In January 2003, the FASB issued, and in December 2003 revised, Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51." FIN 46 requires a variable interest entity (VIE) to be consolidated by its primary beneficiary if such VIE has (i) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (ii) equity investors that cannot make significant decisions about the entity's operations, or that do not absorb the expected losses or receive the expected returns of the entity. The primary beneficiary of a VIE is the party that has a majority of the expected losses or a majority of the expected residual returns of the VIE, or both. All other entities are evaluated for consolidation under existing guidance. FIN 46 also requires disclosure of significant VIEs for which a company is not the primary beneficiary.

As originally issued in January 2003, the provisions of FIN 46 were to be applied immediately to VIEs created after January 31, 2003 and to VIEs in which an interest was obtained after that date. However, as revised by the FASB in December 2003, the provisions of FIN 46 currently are to be applied to VIEs commonly referred to as special-purpose entities in the first interim or annual period ending after December 15, 2003 and to all other types of VIEs in the first interim or annual period ending after March 15, 2004. In addition, the provisions of FIN 46 are to continue to be applied to any VIEs to which the provisions of FIN 46 were first applied before the FASB's December 2003 revision of FIN 46.

For any VIE that must be consolidated under FIN 46 that was created before December 31, 2003, the assets, liabilities and noncontrolling interest of the VIE would be initially measured at their "carrying" amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change.

The application of FIN 46 did not have a material effect on results of operations, financial condition or cash flows in 2003, nor does TRH presently anticipate that its application will have a material effect in 2004.

3. Investments

(a) ***Statutory Deposits:*** Investments, the substantial majority of which are fixed maturities and common stocks available for sale, were deposited with governmental authorities as required by law and amounted to approximately $187,000,000 and $142,000,000 at December 31, 2003 and 2002, respectively.

3. Investments (Continued)

(b) ***Net Investment Income:*** An analysis of net investment income of TRH follows:

	Years Ended December 31,		
	2003	2002	2001
		(in thousands)	
Fixed maturities	**$231,656**	$210,548	$200,955
Equities	**23,360**	21,822	18,703
Other	**23,023**	24,807	26,008
Total investment income	**278,039**	257,177	245,666
Investment expenses	**(7,067)**	(5,151)	(5,583)
Net investment income	**$270,972**	$252,026	$240,083

(c) ***Investment Gains and Losses:*** Realized net capital gains (losses) and the change in net unrealized appreciation (depreciation) of investments are summarized as follows:

	Years Ended December 31,		
	2003	2002	2001
		(in thousands)	
Realized net capital gains (losses):			
Fixed maturities(1)	**$ 29,655**	$ 63,563	$ (803)
Equities(2)	**(19,745)**	(69,788)	(258)
Other	**32**	274	821
Totals	**$ 9,942**	$ (5,951)	$ (240)
Change in net unrealized appreciation (depreciation) of investments:(3)			
Fixed maturities carried at amortized cost(4)	**$ 12,148**	$ —	$(49,855)
Fixed maturities carried at market(4)	**9,619**	77,108	55,318
Equities	**103,772**	(59,759)	(41,909)
Other	**(4)**	287	(218)
Totals	**$125,535**	$ 17,636	$(36,664)

(1) Includes write-downs for other than temporary declines in market value of $4,635,000 and $1,783,000 for 2003 and 2002, respectively. There were no write-downs for other than temporary declines in market value in 2001.

(2) Includes write-downs for other than temporary declines in market value of $6,092,000 and $12,122,000 for 2003 and 2002, respectively. There were no write-downs for other than temporary declines in market value in 2001.

(3) Before deferred income tax effect.

(4) Amounts for 2001 include the change in classification of certain fixed maturities (see Note 2(j)).

3. Investments (Continued)

(d) ***Fixed Maturities:*** The amortized cost and market value of fixed maturities at December 31, 2003 and 2002 are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses(1)	Market Value
		(in thousands)		
2003				
Fixed maturities held to maturity and carried at amortized cost:				
States, foreign and domestic municipalities and political subdivisions	**$ 622,620**	**$ 14,041**	**$ 1,893**	**$ 634,768**
Fixed maturities available for sale and carried at market value:				
U.S. Government and government agencies	**$ 275,765**	**$ 5,314**	**$ 1,581**	**$ 279,498**
States, foreign and domestic municipalities and political subdivisions	**3,137,895**	**164,722**	**1,424**	**3,301,193**
Foreign governments	**140,260**	**1,584**	**570**	**141,274**
Corporate	**1,037,245**	**25,445**	**3,736**	**1,058,954**
Totals	**$4,591,165**	**$197,065**	**$ 7,311**	**$4,780,919**

(1) See Note 3(f) for additional information about gross unrealized losses as of December 31, 2003.

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
		(in thousands)		
2002				
Fixed maturities available for sale and carried at market value:				
U.S. Government and government agencies	$ 264,168	$ 11,156	$ 261	$ 275,063
States, foreign and domestic municipalities and political subdivisions	3,002,045	153,882	3,898	3,152,029
Foreign governments	165,295	5,555	—	170,850
Corporate	749,846	26,012	12,311	763,547
Totals	$4,181,354	$196,605	$16,470	$4,361,489

The amortized cost and market value of fixed maturities at December 31, 2003 by contractual maturity, are as follows. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Investments in fixed maturities exclude short-term investments.

3. Investments (Continued)

	Amortized Cost	Market Value
	(in thousands)	
Fixed maturities held to maturity:		
Due in one year or less	$ 6,189	$ 6,370
Due after one year through five years	27,113	27,740
Due after five years through ten years	201,435	206,799
Due after ten years	387,883	393,859
Totals	$ 622,620	$ 634,768
Fixed maturities available for sale:		
Due in one year or less	$ 264,214	$ 267,997
Due after one year through five years	1,363,297	1,429,862
Due after five years through ten years	1,294,566	1,331,202
Due after ten years	1,669,088	1,751,858
Totals	$4,591,165	$4,780,919

Gross gains of $39,999,000, $76,037,000 and $6,069,000 and gross losses of $6,289,000, $11,146,000 and $7,145,000 were realized on sales of investments in fixed maturities available for sale in 2003, 2002 and 2001, respectively.

(e) ***Equities:*** Gross gains of $39,784,000, $45,978,000 and $90,698,000 and gross losses of $53,437,000, $103,644,000 and $90,956,000 were realized on sales of equities in 2003, 2002 and 2001, respectively. At December 31, 2003 and 2002, net unrealized appreciation (depreciation) of equities (before applicable income taxes) included gross gains of $61,521,000 and $12,100,000 and gross losses of $1,823,000 and $56,174,000, respectively. (See Note 3(f) for additional information about gross unrealized losses as of December 31, 2003.)

(f) ***Additional Information on Gross Unrealized Losses on Fixed Maturities and Equities:*** As of December 31, 2003, TRH's aggregate gross unrealized losses on all fixed maturities and equities totaled $11,027,000. No single issuer accounted for more than 9% of the aggregate gross unrealized losses. As of December 31, 2003, the aging of the gross unrealized losses with respect to fixed maturities and equities, grouped by percentage of gross unrealized loss (the extent by which the market value is less than amortized cost or cost) relative to cost, including the number of respective items, was as follows:

	Less than or Equal to 20% of Cost(1)			Greater than 20% to 50% of Cost(1)			Greater than 50% of Cost(1)			Total		
Months in a Continuous Unrealized Loss Position	Market Value	Gross Unrealized Loss	Items	Market Value	Gross Unrealized Loss	Items	Market Value	Gross Unrealized Loss	Items	Market Value	Gross Unrealized Loss	Items
	(dollars in thousands)											
Total Fixed Maturities												
0-6	$467,914	$ 6,984	82	$ —	$ —	—	$ —	$ —	—	$467,914	$ 6,984	82
6-12	171,653	2,192	21	—	—	—	—	—	—	171,653	2,192	21
>12	14,660	28	3	—	—	—	—	—	—	14,660	28	3
Total	$654,227	$ 9,204	106	$ —	$ —	—	$ —	$ —	—	$654,227	$ 9,204	106
Equities												
0-6	$ 33,526	$ 1,360	33	$ 217	$ 111	2	$ 34	$ 122	2	$ 33,777	$ 1,593	37
6-12	3,101	227	2	5	3	1	—	—	—	3,106	230	3
>12	—	—	—	—	—	—	—	—	—	—	—	—
Total	$ 36,627	$ 1,587	35	$ 222	$ 114	3	$ 34	$ 122	2	$ 36,883	$ 1,823	40
Total Fixed Maturities and Equities												
0-6	$501,440	$ 8,344	115	$ 217	$ 111	2	$ 34	$ 122	2	$501,691	$ 8,577	119
6-12	174,754	2,419	23	5	3	1	—	—	—	174,759	2,422	24
>12	14,660	28	3	—	—	—	—	—	—	14,660	28	3
Total	$690,854	$ 10,791	141	$ 222	$ 114	3	$ 34	$ 122	2	$691,110	$ 11,027	146

(1) For fixed maturities, represents amortized cost.

3. Investments (Continued)

At December 31, 2003, the gross unrealized losses for fixed maturities and equities included the following concentrations:

Concentration	Gross Unrealized Losses (in thousands)
States, foreign and domestic municipalities and political subdivisions	$ 3,317
Banking and financial institutions	3,230
U.S. Government and government agencies	1,735
Other	2,745
Total	$11,027

The market value of fixed maturities in an unrealized loss position at December 31, 2003, by contractual maturity, is shown below:

	Market Value (in thousands)
Due in one year or less	$ 6,052
Due after one year through five years	164,063
Due after five years through ten years	259,616
Due after ten years	224,496
Total	$654,227

4. Federal and Foreign Income Taxes

(a) The Company files a U.S. consolidated federal income tax return with its domestic subsidiaries, TRC (which includes foreign operations) and Putnam. TRC will also include as part of its taxable income those items of income of the non-U.S. subsidiary, TRZ, which are subject to U.S. income tax currently, pursuant to Subpart F income rules of the Internal Revenue Code, and included, as appropriate, in the consolidated federal income tax return.

The U.S. federal income tax rate was 35% for 2003, 2002 and 2001. Actual tax expense (benefit) on income (loss) before income taxes differs from the "expected" amount computed by applying the U.S. federal income tax rate because of the following:

	Years Ended December 31,					
	2003		2002		2001	
	Amount	Percent of Income Before Income Taxes	Amount	Percent of Income Before Income Taxes	Amount	Percent of Income Before Income Taxes
	(dollars in thousands)					
"Expected" tax expense (benefit)	**$135,336**	**35.0%**	$ 65,912	35.0%	$(11,937)	35.0%
Adjustments:						
Tax-exempt interest	**(48,848)**	**(12.6)**	(41,128)	(21.8)	(37,128)	108.9
Dividends received deduction	**(2,707)**	**(0.7)**	(2,083)	(1.1)	(3,897)	11.4
Other	**(751)**	**(0.2)**	(3,699)	(2.0)	(37)	0.1
Actual tax expense (benefit)	**$ 83,030**	**21.5%**	$ 19,002	10.1%	$(52,999)	155.4%
Foreign and domestic components of actual tax expense (benefit):						
Foreign	**$ 19,310**		$ 5,276		$ 3,994	
Domestic:						
Current	**90,944**		17,076		(21,083)	
Deferred	**(27,224)**		(3,350)		(35,910)	
	$ 83,030		$ 19,002		$(52,999)	

4. Federal and Foreign Income Taxes (Continued)

The domestic current tax benefit for 2001 includes $17.7 million resulting from a tax net operating loss carryback to prior years. In addition, the 2001 domestic deferred tax benefit includes $19.6 million resulting from a minimum tax credit carryforward which, by law, was able to be carried forward indefinitely in accordance with U.S. federal income tax law in effect for 2001.

However, in the first quarter of 2002, a change in the U.S. federal income tax law extended the net operating loss carry back period to five years for net operating losses occurring in 2001 and 2002. As a result, the $19.6 million deferred tax asset, established in 2001, was reclassified in 2002 to a current tax benefit as the tax law permitted TRH to fully utilize its tax net operating loss for 2001. To record the impact of this tax law change in 2002, deferred income tax assets and the domestic deferred income tax benefit were reduced by $19.6 million, and federal income tax recoverable was increased by, and domestic current income tax expense was reduced by $19.6 million.

(b) The components of the net deferred income tax asset at December 31, 2003 and 2002 were as follows:

	2003	2002
	(in thousands)	
Deferred income tax assets:		
Unpaid losses and loss adjustment expenses, net of related reinsurance recoverable	**$230,156**	$200,948
Unearned premiums, net of prepaid reinsurance premiums	**58,929**	44,948
Cumulative translation adjustment	**22,354**	15,044
Other	**12,849**	12,344
Total deferred income tax assets	**324,288**	273,284
Deferred income tax liabilities:		
Deferred acquisition costs	**60,764**	46,538
Net unrealized appreciation of investments	**87,384**	47,699
Other	**10,470**	8,225
Total deferred income tax liabilities	**158,618**	102,462
Net deferred income tax asset	**$165,670**	$170,822

No valuation allowance has been recorded.

(c) Income tax payments by TRH totaled $66,168,000, $29,962,000 and $27,702,000 in 2003, 2002 and 2001, respectively.

5. Liability for Unpaid Losses and Loss Adjustment Expenses

Activity in the liability for unpaid losses and loss adjustment expenses is summarized as follows:

	Years Ended December 31,		
	2003	2002	2001
		(in thousands)	
At beginning of year:			
Unpaid losses and loss adjustment expenses	**$4,032,584**	$3,747,583	$3,077,162
Less reinsurance recoverable	**774,678**	838,696	462,245
Net unpaid losses and loss adjustment expenses	**3,257,906**	2,908,887	2,614,917
Net losses and loss adjustment expenses incurred in respect of losses occurring in:			
Current year	**1,910,860**	1,457,226	1,525,857
Prior years	**322,587**	339,126	35,672
Total	**2,233,447**	1,796,352	1,561,529
Net losses and loss adjustment expenses paid in respect of losses occurring in:			
Current year	**477,619**	413,759	374,807
Prior years	**1,057,314**	1,033,574	892,752
Total	**1,534,933**	1,447,333	1,267,559
At end of year:			
Net unpaid losses and loss adjustment expenses	**3,956,420**	3,257,906	2,908,887
Plus reinsurance recoverable	**849,078**	774,678	838,696
Unpaid losses and loss adjustment expenses	**$4,805,498**	$4,032,584	$3,747,583

There were no significant catastrophe losses occurring during 2003. In addition, as a result of net increases in estimates of losses occurring in prior years, net losses and loss adjustment expenses were increased by $322.6 million in 2003. As a result of greater than expected reported loss activity in 2003 indicating that TRH's estimates as of the end of 2002 of the ultimate amounts of losses occurring in 2002 and prior years required a further net increase, significant adverse development was recorded in 2003 on losses occurring between 1998 and 2000 in certain casualty lines, principally in domestic and London branch operations, as further discussed in the paragraph immediately below. Such lines included other liability (a portion of which represents certain specialty casualty classes such as directors' and officers' liability and professional liability other than medical malpractice), medical malpractice and, to a lesser extent, surety and fidelity lines. These increases to incurred losses were offset, in small part, by favorable development on losses occurring in 2001 and 2002 in fire and allied lines and, in 2002 only, in other liability lines.

TRH writes a significant amount of non proportional assumed casualty reinsurance as well as proportional assumed reinsurance of excess casualty business for such volatile classes as medical malpractice and directors' and officers' liability. At the primary level, there are significant risk factors which contribute to the variability and unpredictability of the loss cost trends for this business such as jury awards, social inflation, medical inflation, tort reforms, and court interpretations of coverage. In addition, as a reinsurer, TRH is also highly dependent upon the claims reserving and reporting practices of its cedants, which vary greatly by size, specialization and country of origin and whose practices are subject to change without notice. In particular, an unexpected increase in the frequency and severity of large claims beginning towards the end of 2002 and continuing into 2003, reflecting industry wide trends, resulted in material adverse development in TRH's loss reserves in these years.

There were no significant catastrophe losses occurring during 2002. In addition, as a result of net increases in estimates of losses occurring in prior years, net losses and loss adjustment expenses were increased by $339.1 million in 2002. Of this amount, in the fourth quarter of 2002, TRH recorded an increase to net loss and loss adjustment expense reserves of $100 million, resulting in a $65 million after-

5. Liability for Unpaid Losses and Loss Adjustment Expenses (Continued)

tax charge to net income. Such net adjustment was largely caused by the impact of losses principally occurring between 1998 and 2000 in certain casualty lines. Such lines include other liability (a portion of which represents certain specialty casualty classes such as directors' and officers' liability and professional liability other than medical malpractice), medical malpractice and surety. This fourth quarter reserve adjustment was based primarily on an unexpected increase in the frequency and severity of reported claims late in the year reflecting industry-wide trends. In addition, as a result of greater than expected reported loss activity in 2002 indicating that TRH's estimates as of the end of 2001 of the ultimate amounts of losses occurring in 2001 and prior years required a further net increase, significant adverse development was also recorded in 2002 on losses occurring in 1998 through 2001 in the auto liability and aviation lines and in 1999 through 2001 in the accident and health line. These increases to incurred losses were partially offset by favorable development on losses occurring in 2001, principally in fire and allied lines and other liability lines.

2001 current year net losses and loss adjustment expenses incurred include catastrophe losses of $215 million ($200 million of which represents the estimated cost of the September 11th attack—see Note 8) and a loss of $60 million for the estimated reinsurance exposure related to Enron Corporation.

In addition, as a result of net increases in estimates of losses occurring in prior years, net losses and loss adjustment expenses were increased by $35.7 million. Significant adverse development was recorded in 2001 on losses occurring in 1994 through 1998 in medical malpractice, 1997 through 2000 in auto liability, 1998 and 1999 in accident and health and 2000 in the fire line. These increases to incurred losses were partially offset by favorable development in 2001 on losses occurring primarily from 1990 through 1996 and 1999 through 2000 in the other liability line.

6. Common Stock

Common stock activity for each of the three years in the period ended December 31, 2003 was as follows:

	2003	2002	2001
Shares outstanding, beginning of year	**52,360,949**	52,255,745	34,773,608
Issued under stock option and purchase plans	**107,529**	105,204	124,945
Stock split effected as a dividend	**—**	—	17,421,392
Acquisition of treasury stock	**—**	—	(64,200)
Shares outstanding, end of year	**52,468,478**	52,360,949	52,255,745

As a result of a common stock split in the form of a 50% stock dividend, common stock increased by $17.4 million and additional paid-in capital decreased by $17.5 million in 2001. This stock split was paid on July 20, 2001, to holders of record on June 29, 2001.

7. Net Income Per Common Share

Net income per common share has been computed in the following table based upon weighted average common shares outstanding. Share and per share amounts have been retroactively adjusted, as

7. Net Income Per Common Share (Continued)

appropriate, to reflect a 3-for-2 split of the common stock in the form of a 50% stock dividend, paid in July 2001.

	Years Ended December 31,		
	2003	2002	2001
	(in thousands, except per share data)		
Net income (numerator)	**$303,644**	$169,318	$18,892
Weighted average common shares outstanding used in the computation of net income per common share:			
Average shares issued	**53,270**	53,166	53,044
Less: Average shares in treasury	**864**	864	820
Average outstanding shares—basic (denominator)	**52,406**	52,302	52,224
Average potential shares, principally stock options	**356**	453	512
Average outstanding shares—diluted (denominator)	**52,762**	52,755	52,736
Net income per common share:			
Basic	**$ 5.79**	$ 3.24	$ 0.36
Diluted	**5.75**	3.21	0.36

8. Impact of September 11th Terrorist Attack on the United States

Results for 2001 include pre-tax net losses and loss adjustment expenses of $200 million from the September 11th terrorist attack, or $130 million after tax. The pre-tax net loss estimate is comprised of gross incurred losses and loss adjustment expenses of approximately $500 million less related reinsurance ceded of approximately $300 million. The losses recorded for this event represent TRH's estimate of ultimate losses based upon information presently available.

9. Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income and changes in such amounts between years are as follows:

	Net Unrealized Appreciation of Investments, Net of Income Tax	Net Unrealized Currency Translation (Loss) Gain, Net of Income Tax	Accumulated Other Comprehensive Income
		(in thousands)	
Balance, December 31, 2000	$ 68,546	$(31,773)	$ 36,773
Cumulative effect of an accounting change, net of income tax (See Note 2(j))	32,406	—	32,406
Other change during year	(23,831)	(17,745)	(41,576)
Balance, December 31, 2001	77,121	(49,518)	27,603
Change during year	11,463	21,578	33,041
Balance, December 31, 2002	88,584	(27,940)	60,644
Change during year	73,701	(13,575)	60,126
Balance, December 31, 2003	$162,285	$(41,515)	$120,770

10. Pension, Savings and Stock Incentive Plans

TRH's employees participate in benefit plans administered by the AIG Group (See Note 11), including a noncontributory defined benefit pension plan, an employee stock purchase plan, a stock incentive plan and a voluntary savings plan (a 401(k) plan) which provides for certain matching contributions. A substantial majority of TRH's employees are eligible to participate in these plans. Certain of these plans do not separately identify plan benefits and plan assets attributable to employees

10. Pension, Savings and Stock Incentive Plans (Continued)

of participating companies. In the opinion of management, no material additional liability would accrue to TRH were such plan benefits and plan assets identifiable.

In addition, under TRH's 1990 Employee Stock Purchase Plan, as amended, full-time employees with at least one year of employment with the Company or any of its subsidiaries are eligible to receive privileges to purchase shares of the Company's common stock at a price which is 85% of the fair market value of such stock on the date of subscription. An aggregate of 1,125,000 shares of common stock has been authorized for subscription and 1,178 shares were purchased under the plan in 2003.

In 2003, the Company's Board of Directors adopted and the stockholders approved the "2003 Stock Incentive Plan" (the TRH Stock Incentive Plan). This plan provides that equity-based or equity-related awards with respect to up to a maximum of 500,000 shares of the Company's common stock can be granted to officers, directors, employees, and other individuals as determined by the Company's Board of Directors, except that no award may be made to directors who are not employees of the Company without stockholder approval. Pursuant to the TRH Stock Incentive Plan, no grantee may receive awards covering more than 25,000 shares of the Company's common stock in any one year. During 2003, the Company granted restricted stock units (TRH RSU) relating to 6,900 shares of common stock. TRH RSUs will vest on the fourth anniversary of the date of grant for those grantees with continued employment through such date. The Company reserves the right to make payment for the TRH RSUs in shares of common stock or the cash equivalent of the market value of such shares on the date of vesting. At December 31, 2003, there were 493,100 shares of common stock reserved for issuance in connection with future grants of awards under the TRH Stock Incentive Plan.

In 2002 only, certain TRH employees were granted AIG restricted stock units (AIG RSU) under the AIG 2002 Stock Incentive Plan. AIG granted AIG RSUs relating to 5,050 shares of AIG common stock to certain TRH employees. Four years after the grant date of AIG RSUs, those AIG RSU recipients who remain employed by TRH will receive shares of AIG common stock or equivalent compensation.

The charges made to operations for these plans for 2003, 2002 and 2001 were $4,243,000, $3,011,000, and $2,398,000, respectively.

11. Stock Option Plans

In 2000, the Company's Board of Directors adopted, and the stockholders approved, the "Transatlantic Holdings, Inc. 2000 Stock Option Plan" (the 2000 Plan). This plan provides that options may be granted to certain key employees and non-employee directors to purchase a maximum of 2,250,000 shares of the Company's common stock at prices not less than their fair market value at the date of grant. At December 31, 2003, 1,005,334 shares were reserved for future grants under the 2000 Plan. The 2000 Plan also provides that 25% of the options granted become exercisable on the anniversary date of the grant in each of the four years following the grant and expire 10 years from the date of grant. The Company also maintains the "Transatlantic Holdings, Inc. 1995 Stock Option Plan" (the 1995 Plan) and the "Transatlantic Holdings, Inc. 1990 Stock Option Plan" (the 1990 Plan). The 1995 Plan and the 1990 Plan operate under substantially similar terms to the 2000 Plan, except that non-employee directors were not covered under the 1990 Plan. No further options can be granted under the 1995 Plan nor the 1990 Plan, although options outstanding continue in force until exercise, expiration or forfeiture. (See Note 2(i) for the determination of pro forma net income had compensation cost been charged to income in accordance with the fair value method discussed in SFAS No. 123.)

In each of 1994 and 1992, the Stock Option Plan Committee granted 45,000 options to certain non-employee directors of the Company, who were directors, officers and employees of AIG, to purchase shares of the Company's common stock at $22.67 per share and $23.33 per share, respectively. Such options were granted outside of, but on substantially the same terms and conditions as, the 1990 Plan. During 2002, all such options granted in 1992 were exercised, and none remain outstanding. As of

11. Stock Option Plans (Continued)

year-end 2003, those options granted in 1994 were exercisable, as none have been exercised or forfeited. The impact of these options on the financial statements is not material.

A summary of the combined status of the 2000 Plan, the 1995 Plan and the 1990 Plan (collectively, the Company Plans) as of December 31, 2003, 2002 and 2001 and changes during the years ended on those dates is presented below:

	2003		2002		2001	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of year	**1,772,331**	**$54.72**	1,605,310	$51.75	1,608,318	$44.49
Granted	**541,600**	**72.24**	248,950	69.63	212,400	90.99
Exercised	**(116,517)**	**36.89**	(65,672)	36.13	(177,248)	32.23
Forfeited	**(25,590)**	**69.89**	(16,257)	65.01	(38,160)	54.71
Outstanding, end of year	**2,171,824**	**59.87**	1,772,331	54.72	1,605,310	51.75
Exercisable, end of year	**1,287,586**	**$50.69**	1,176,770	$45.94	1,011,133	$41.29
Weighted average fair value of options granted during the year	**$17.84**		$17.15		$23.04	

The weighted average fair value of each option grant is estimated on the date of grant using the "Binomial Option Price Model" with the following weighted average assumptions used for grants in 2003, 2002 and 2001, respectively: expected volatility of 20.0% for each grant; risk-free interest rates of 3.6%, 3.6%, and 4.4%; and expected lives of six years for each grant. An increasing dividend schedule is used in the binomial model based on historical experience.

The following table summarizes information about the Company Plans' outstanding and exercisable options at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$22.67 to $34.22	367,170	2.3 years	$31.34	367,170	$31.34
$47.92 to $51.00	572,858	5.0	49.82	572,858	49.82
$63.50 to $69.63	734,960	8.3	66.28	246,515	65.00
$77.59 to $90.99	496,836	9.1	83.04	101,043	90.99
$22.67 to $90.99	2,171,824	6.6	59.87	1,287,586	50.69

12. Related Party Transactions

As of December 31, 2003, 2002 and 2001, AIG beneficially owned approximately 60% of the Company's outstanding shares.

TRH has service and expense agreements and certain other agreements with the AIG Group which provide for the reimbursement to the AIG Group of certain administrative and operating expenses which include, but are not limited to, investment advisory and cash management services, office space and human resource related activities. Under the guidance of TRH's Finance Committee of the Board of Directors and senior management, certain subsidiaries of AIG act as financial advisors and managers of TRH's investment portfolio. In 2003, 2002 and 2001, $9,100,000, $8,200,000 and $7,900,000,

12. Related Party Transactions (Continued)

respectively, of operating and investment expenses relate to services and expenses provided by the AIG Group under these agreements.

Approximately $633 million (17%), $395 million (13%) and $232 million (10%) of gross premiums written by TRH in 2003, 2002 and 2001, respectively, were attributable to reinsurance purchased by other subsidiaries of AIG, for the production of which TRH paid ceding commissions to such AIG subsidiaries totaling $167 million, $88 million and $50 million, respectively, in such years. The great majority of such gross premiums written were recorded in auto liability, property, other liability and aircraft lines. Of the premiums assumed from other subsidiaries of AIG, $294 million, $162 million and $69 million in 2003, 2002 and 2001, respectively, represent premiums resulting from certain insurance business written by AIG subsidiaries that, by prearrangement with TRH, is almost entirely reinsured by TRH, for the production of which TRH paid ceding commissions to such AIG subsidiaries totaling approximately $83 million, $31 million and $7 million, respectively, in such years. (See Note 14 for information relating to reinsurance ceded to related parties.)

13. Dividend Restriction and Statutory Financial Data

The payment of dividends by the Company is dependent on the ability of its subsidiaries to pay dividends. The payment of dividends by TRC and its wholly-owned subsidiaries, TRZ and Putnam, is restricted by insurance regulations. Under New York insurance law, TRC and Putnam may pay dividends only out of their statutory earned surplus. Such dividends are limited by statutory formula unless otherwise approved by the New York Insurance Department. The statutory surplus of TRC includes the statutory surplus of Putnam since all the capital stock of Putnam is owned by TRC. At December 31, 2003, TRC had statutory earned surplus of $1,300,980,000, and, in 2004, in accordance with the statutory formula, could pay dividends of approximately $185,119,000 without regulatory approval.

Statutory surplus and net income (loss) as reported to the New York Insurance Department were as follows:

	Years Ended December 31,		
	2003	2002	2001
		(in thousands)	
TRC			
Statutory surplus	**$1,851,187**	$1,545,944	$1,401,055
Statutory net income (loss)	**176,107**	114,648	(55,262)
Putnam			
Statutory surplus	**127,709**	110,334	107,007
Statutory net income (loss)	**17,104**	8,867	(693)

TRC and Putnam each prepare statutory financial statements in accordance with accounting practices prescribed or permitted by New York—their state of domicile. Prescribed statutory accounting practices are discussed in a variety of publications of the National Association of Insurance Commissioners (NAIC), as well as in state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. All material statutory accounting practices of TRC and Putnam are prescribed in the authoritative literature described above.

In 1998, the NAIC adopted the Codification of Statutory Accounting Principles (Codification) as primary guidance on statutory accounting effective January 1, 2001. The Codification provides guidance for areas where previously statutory accounting had been silent and has also changed current statutory accounting in some areas. The New York Insurance Department adopted most of the Codification guidance for implementation on January 1, 2001, but did not adopt certain key provisions including those on deferred income taxes. The cumulative effect of the implementation of Codification guidance

13. Dividend Restriction and Statutory Financial Data (Continued)

(as adopted by the New York Insurance Department) on the statutory surplus of TRC and Putnam as of January 1, 2001 was not material. In addition, the implementation of such Codification guidance did not have a material effect on statutory net income in any of the years subsequent to adoption. In the fourth quarter of 2002, the guidance related to deferred income taxes was adopted. The initial establishment of deferred income taxes upon such adoption and any subsequent increases or decreases were credited or charged, respectively, directly to statutory surplus. Accordingly, as of year-end 2003, statutory surplus of both TRC and Putnam include the impact of deferred tax assets of $90.1 million and $4.7 million, respectively. As of year-end 2002, statutory surplus of both TRC and Putnam include the impact of deferred tax assets of $88.3 million and $4.4 million, respectively, which represented the cumulative benefit of adopting such provision in 2002. Statutory net income was not affected in 2002 or 2003 by the adoption of the guidance related to deferred income taxes.

14. Reinsurance Ceded

In the normal course of business, TRH purchases reinsurance from its retrocessionnaires to reduce the effect of individual or aggregate losses and to allow increased gross premium writings and afford greater risk capacity without necessarily requiring additional capital.

TRH's ceded reinsurance agreements consist of pro rata and excess-of-loss contracts. Under pro rata reinsurance, TRH and its retrocessionnaires share premiums, losses and expenses in an agreed upon proportion. For consideration, generally based on a percentage of premiums of the individual policy or policies subject to the reinsurance agreement, excess-of-loss contracts provide reimbursement to TRH for losses in excess of a predetermined amount up to a predetermined limit.

Premiums written and earned and losses and loss adjustment expenses incurred are comprised as follows:

	Years Ended December 31,		
	2003	2002	2001
		(in thousands)	
Gross premiums assumed	**$3,637,909**	$2,927,257	$2,297,896
Reinsurance ceded:			
Affiliates(1)	**87,294**	90,599	113,540
Other	**209,538**	336,499	278,709
	296,832	427,098	392,249
Net premiums written	**$3,341,077**	$2,500,159	$1,905,647
Gross premiums earned	**$3,458,352**	$2,781,967	$2,161,522
Reinsurance ceded:			
Affiliates(1)	**81,980**	96,290	105,198
Other	**205,146**	316,225	265,985
	287,126	412,515	371,183
Net premiums earned	**$3,171,226**	$2,369,452	$1,790,339
Gross incurred losses and loss adjustment expenses	**$2,470,038**	$1,988,395	$2,095,030
Reinsurance ceded	**236,591**	192,043	533,501
Net losses and loss adjustment expenses	**$2,233,447**	$1,796,352	$1,561,529

(1) Premiums written and earned that were ceded to affiliates include amounts which, by prearrangement with TRH, were assumed from an affiliate and then ceded in an equal amount to other affiliates. Ceded premiums written include $79 million, $50 million and $56 million in 2003, 2002 and 2001, respectively, and ceded premiums earned include $71 million, $48 million and $55 million in 2003, 2002 and 2001, respectively, related to such arrangements.

14. Reinsurance Ceded (Continued)

Amounts recoverable from retrocessionnaires are recognized in a manner consistent with the claims liabilities associated with the retrocession and are presented on the balance sheet as reinsurance recoverable on paid and unpaid losses and loss adjustment expenses. Such balances at December 31, 2003 and 2002 are comprised as follows:

	2003		2002	
	Affiliates	Other	Affiliates	Other
	(in thousands)			
Paid	$ 7,982	$ 25,887	$ 9,819	$ 46,124
Unpaid	213,704	622,340	181,885	579,760
Total	$221,686	$648,227	$191,704	$625,884

Ceded reinsurance arrangements do not relieve TRH from its obligations to the insurers and reinsurers from whom it assumes business. The failure of retrocessionnaires to honor their obligations could result in losses to TRH; consequently, an allowance has been established for estimated unrecoverable reinsurance on paid and unpaid losses totaling $13.0 million in both 2003 and 2002. TRH evaluates the financial condition of its retrocessionnaires through a security committee. With respect to reinsurance recoverable on paid and unpaid losses and prepaid reinsurance premiums, TRH holds substantial amounts of funds and letters of credit to collateralize these amounts. Such funds and letters of credit can be drawn on for amounts remaining unpaid beyond contract terms. No uncollateralized amounts recoverable from a single retrocessionnaire, other than amounts due from affiliates, are considered material to the financial position of TRH.

15. Segment Information

TRH conducts its business and assesses performance through segments organized along geographic lines. Financial data from the London and Paris branches and from TRZ are reported in the aggregate as International-Europe and considered as one segment due to operational and regional similarities. Data from branches in the Americas, other than those in the United States which underwrite primarily domestic business, and from branches in the Asia Pacific region are grouped as International-Other and represent the aggregation of non-material segments. In each segment, property and casualty reinsurance is provided to insurers and reinsurers on a treaty and facultative basis, through brokers or directly to ceding companies.

A significant portion of assets and liabilities of TRH's international operations relate to the countries where ceding companies and reinsurers are located. Most investments are located in the country of domicile of these operations. In addition to licensing requirements, TRH's international operations are regulated in various jurisdictions with respect to currency, amount and type of security deposits, amount and type of reserves and amount and type of local investment. Regulations governing constitution of technical reserves and remittance balances in some countries may hinder remittance of profits and repatriation of assets. International operations and assets held abroad may be adversely affected by political and other developments in foreign countries, including possibilities of tax changes, nationalization and changes in regulatory policy, as well as by consequences of hostilities and unrest. The risks of such occurrences and their overall effect upon TRH vary from country to country and cannot easily be predicted.

While the great majority of premium revenues and assets relate to the regions where particular offices are located, a portion of such amounts are derived from other regions of the world. In addition, two large international brokers, respectively, accounted for non-affiliated business equal to 16% and 13% in 2003, 14% and 13% in 2002 and 14% and 15% in 2001, of consolidated revenues, with a significant portion in each segment. Further, one non-affiliated customer accounted for approximately 5%, 8% and 12% of consolidated revenues in 2003, 2002 and 2001, respectively. Revenues from such customer, a significant portion of which were obtained through the two large international brokers discussed above, are included principally in the International-Europe segment, for all periods discussed.

15. Segment Information (Continued)

The following table is a summary of financial data by segment:

	2003	2002	2001
		(in thousands)	
Domestic:			
Net premiums written	**$1,840,787**	$1,362,607	$1,012,983
Net premiums earned	**1,748,715**	1,303,584	933,809
Net investment income	**189,648**	182,564	180,154
Revenues(1)(2)	**1,941,640**	1,478,823	1,114,204
Net losses and loss adjustment expenses(4)(8)	**1,237,875**	951,429	805,424
Underwriting expenses(5)	**475,844**	376,226	300,691
Underwriting profit (loss)(6)	**53,411**	(11,064)	(159,914)
Income before income taxes(1)(8)	**244,055**	163,128	19,589
Assets(7)	**5,610,070**	4,935,354	4,782,701

	2003	2002	2001
		(in thousands)	
International-Europe:			
Net premiums written	**$1,164,521**	$ 848,646	$ 686,849
Net premiums earned	**1,106,963**	809,395	667,233
Net investment income	**67,416**	57,607	48,724
Revenues(1)(2)(3)	**1,175,656**	867,595	715,987
Net losses and loss adjustment expenses(4)(8)	**812,642**	645,505	614,064
Underwriting expenses(5)	**287,540**	194,207	152,667
Underwriting profit (loss)(6)	**23,212**	(19,018)	(93,202)
Income (loss) before income taxes(1)(3)(8)	**92,051**	39,701	(43,898)
Assets(7)	**2,426,818**	1,810,038	1,495,774

	2003	2002	2001
		(in thousands)	
International-Other:			
Net premiums written	**$ 335,769**	$ 288,906	$ 205,815
Net premiums earned	**315,548**	256,473	189,297
Net investment income	**13,908**	11,855	11,205
Revenues(1)(2)	**334,844**	269,109	199,991
Net losses and loss adjustment expenses(4)	**182,930**	199,418	142,041
Underwriting expenses(5)	**106,821**	92,146	73,604
Underwriting profit (loss)(6)	**31,596**	(27,576)	(20,513)
Income (loss) before income taxes(1)	**50,568**	(14,509)	(9,798)
Assets(7)	**670,870**	541,133	462,828

	2003	2002	2001
		(in thousands)	
Consolidated:			
Net premiums written	**$3,341,077**	$2,500,159	$1,905,647
Net premiums earned	**3,171,226**	2,369,452	1,790,339
Net investment income	**270,972**	252,026	240,083
Revenues(1)(2)(3)	**3,452,140**	2,615,527	2,030,182
Net losses and loss adjustment expenses(4)(8)	**2,233,447**	1,796,352	1,561,529
Underwriting expenses(5)	**870,205**	662,579	526,962
Underwriting profit (loss)(6)	**108,219**	(57,658)	(273,629)
Income (loss) before income taxes(1)(3)(8)	**386,674**	188,320	(34,107)
Assets(7)	**8,707,758**	7,286,525	6,741,303

(footnotes on next page)

15. Segment Information (Continued)

(footnotes from previous page)

(1) Domestic revenues and income before income taxes include realized net capital gains (losses) of $3,277, ($7,325) and $241 in 2003, 2002 and 2001, respectively. International—Other revenues and income (loss) before income taxes include realized net capital gains (losses) of $5,388, $781 and ($511) in 2003, 2002 and 2001, respectively. Realized net capital gains (losses) for International—Europe in each of the years presented are not material.

(2) Net revenues from affiliates approximate $533,700, $230,900 and $100,300 in 2003, 2002 and 2001, respectively, and are included primarily in Domestic and, for 2003 and 2002 only, International—Europe revenues.

(3) Includes revenues from the London, England office of $711,876, $525,520 and $435,007 in 2003, 2002 and 2001, respectively.

(4) Results for 2002 include pre-tax net losses and loss adjustment expenses of $100 million (representing $55 million, $30 million and $15 million from Domestic operations, International—Europe operations and International—Other operations, respectively) related to the fourth quarter increase in net loss reserves in certain casualty lines (see Note 5 of Notes to Consolidated Financial Statements).

(5) Underwriting expenses represent the sum of net commissions and other underwriting expenses.

(6) Underwriting profit (loss) represents net premiums earned less net losses and loss adjustment expenses and underwriting expenses, plus (minus) the increase (decrease) in deferred acquisition costs.

(7) As of December 31.

(8) Results for 2001 include pre-tax net losses and loss adjustment expenses of $200 million (representing $100 million from Domestic operations and $100 million from International—Europe operations) from the September 11th terrorist attack (see Note 8 of Notes to Consolidated Financial Statements).

Net premiums earned by major product line are as follows:

	Years Ended December 31,		
	2003	2002	2001
		(in thousands)	
Casualty:			
Other liability(1)	**$ 709,629**	$ 462,962	$ 335,096
Auto liability	**659,522**	610,839	491,307
Medical malpractice	**322,196**	216,535	156,695
Ocean marine and aviation	**243,846**	158,161	138,886
Surety and credit	**129,111**	97,887	86,670
Accident and health	**118,375**	125,381	126,883
Other	**193,317**	107,359	85,983
Total casualty	**2,375,996**	1,779,124	1,421,520
Property:			
Fire	**357,777**	244,537	171,519
Homeowners multiple peril	**125,299**	91,624	63,352
Auto physical damage	**119,734**	98,487	49,645
Allied lines	**97,184**	67,695	33,990
Other	**95,236**	87,985	50,313
Total property	**795,230**	590,328	368,819
Total	**$3,171,226**	$2,369,452	$1,790,339

(1) A majority of the amounts within the other liability line relates to more complex risks such as professional liability (other than medical malpractice), directors' and officers' liability and, to a lesser extent, environmental impairment liability.

16. Commitments and Contingent Liabilities

(a) ***Legal Proceedings:*** TRH, in common with the reinsurance industry in general, is subject to litigation in the normal course of its business. TRH does not believe that any pending litigation will have a material adverse effect on its results of operations, financial position or cash flows.

(b) ***Commercial Commitments:*** In the normal course of business, TRH has issued letters of credit to ceding companies amounting to $71,926,000. Where TRH provides a letter of credit, it is generally contractually obligated to continue to provide a letter of credit to the ceding company in the future to secure certain reserves and other balances.

16. Commitments and Contingent Liabilities (Continued)

(c) ***Leases:*** As of December 31, 2003, the future minimum lease payments (principally for leased office space) under various long-term operating leases were as follows:

	(in thousands)
2004	$ 8,770
2005	7,717
2006	5,826
2007	5,562
2008	5,577
Remaining years after 2008 (from 2009 to 2021)	49,999
Total	$83,451

Rent expense approximated $8,804,000, $8,249,000 and $7,844,000 in 2003, 2002 and 2001, respectively.

17. Quarterly Financial Information (unaudited)

The following is a summary of unaudited quarterly financial data for each of the years ended December 31, 2003 and 2002. However, in the opinion of management, all adjustments, consisting of normal recurring accruals, necessary to present fairly the results of operations for such periods have been made.

	Three Months Ended							
	March 31,		June 30,		September 30,		December 31,	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002
	(in thousands, except per share data)							
Net premiums written	**$768,081**	$563,555	**$802,850**	$592,026	**$901,255**	$687,207	**$868,891**	$657,371
Net premiums earned	**692,167**	556,003	**762,763**	551,828	**863,659**	637,346	**852,637**	624,275
Net investment income	**64,614**	62,032	**68,481**	64,354	**68,489**	63,476	**69,388**	62,164
Realized net capital gains (losses)	**538**	(4,915)	**731**	3,369	**5,501**	1,915	**3,172**	(6,320)
Net income (loss)(1)	**62,828**	52,923	**75,178**	61,509	**80,780**	61,271	**84,858**	(6,385)
Net income (loss) per common share:(1)								
Basic	**1.20**	1.01	**1.43**	1.18	**1.54**	1.17	**1.62**	(0.12)
Diluted(2)	**1.19**	1.00	**1.43**	1.16	**1.53**	1.16	**1.61**	(0.12)

(1) Net loss for the fourth quarter of 2002 includes a charge of $65 million (after-tax), related to the increase in net loss and loss adjustment expense reserves in certain casualty lines (see Note 5).

(2) As the impact of potential shares for the three-month period ended December 31, 2002 is antidilutive (*i.e.*, reduces the loss per common share) because there is a loss from continuing operations, potential shares are not included in the diluted net loss per common share calculation for that period.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

There have been no changes in nor any disagreements with accountants on accounting and financial disclosure within the twenty-four months ended December 31, 2003.

Item 9A. ***Controls and Procedures***

TRH's disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports that TRH files or submits under the Securities Exchange Act of 1934, as amended (Exchange Act), is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by TRH in the reports that it files or submits under the Exchange Act is accumulated and communicated to TRH's management, including TRH's Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. TRH's management, with the participation of TRH's Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of TRH's disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, TRH's Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures provided reasonable assurance of effectiveness as of the end of the period covered by this report. In addition, there has been no change in TRH's internal control over financial reporting that occurred during the fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, TRH's internal control over financial reporting.

PART III

Item 10. ***Directors and Executive Officers of the Registrant***

Information required by this Item concerning directors of the Company and our code of ethics is included in the Company's Proxy Statement for the 2004 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission within 120 days after the end of the Company's fiscal year (the "2004 Proxy Statement"), in the section captioned "Election of Directors," and such information is incorporated herein by reference. We intend to adopt a code of ethics that applies to our principal executive officer and principal financial and accounting officer, that establishes minimum standards of professional responsibility and ethical conduct. This code of ethics will be available on our website at http://www.transre.com, prior to our 2004 annual meeting. If we make any substantive amendments to this code of ethics or grant any waiver from a provision of this code for such persons, we will disclose the nature of such amendment or waiver on our website or in a report on Form 8-K. Information required by this Item concerning the executive officers of the Company is included in Part I of this Annual Report on Form 10-K under the section captioned "Directors and Executive Officers of the Registrant." Information required by this Item concerning compliance with Section 16(a) of the Securities Exchange Act of 1934, as amended, is included in the 2004 Proxy Statement under the caption "Election of Directors: 'Ownership of Certain Securities,' " and such information is incorporated herein by reference.

Item 11. ***Executive Compensation***

Information required by this Item is included in the 2004 Proxy Statement in the sections captioned "Election of Directors: 'Compensation of Directors and Executive Officers,' 'Compensation Committee Interlocks and Insider Participation' and 'Pension Benefits,' " and such information is incorporated herein by reference. The sections of the 2004 Proxy Statement captioned "Election of Directors: 'Committee Reports on Executive Compensation' and 'Performance Graph' " are not incorporated by reference herein.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

Information required by this Item is included in the 2004 Proxy Statement in the sections captioned "Beneficial Ownership" and "Election of Directors: 'Ownership of Certain Securities,' " and such information is incorporated herein by reference.

In addition, summarized information with respect to equity compensation granted by the Company are as follows:

	Number of Securities to be Issued on Exercise of Equity Compensation Plans	Weighted Average Exercise Price of Outstanding Equity Securities Granted	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans
Equity compensation plans approved by security holders	2,178,724	$59.68	1,498,434
Equity compensation plan not approved by security holders	45,000	22.67	—
Total	2,223,724	58.93	1,498,434

The equity compensation plan not approved by security holders is composed of options granted in 1994 by the Stock Option Plan Committee to certain non-employee directors of the Company who were directors, officers and employees of AIG, to purchase shares of the Company's common stock at $22.67 per share. Such options were granted outside of, but on substantially the same terms as the "Transatlantic Holdings, Inc. 1990 Stock Option Plan." As of year-end 2003, those options granted in 1994 were exercisable, as none have been exercised or forfeited.

Item 13. ***Certain Relationships and Related Transactions***

Information required by this Item is included in the 2004 Proxy Statement in the sections captioned "Election of Directors: 'Compensation Committee Interlocks and Insider Participation,' 'Relationship with AIG,' 'AIG Group Reinsurance,' 'Certain Transactions with the AIG Group' and 'Relationship with SICO and Starr,' " and such information is incorporated herein by reference.

Item 14. ***Principal Accountant Fees and Services***

Information required by this item is included in the 2004 Proxy Statement in the sections captioned "Ratification of Selection of Independent Accountants," and such information is incorporated herein by reference.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules and Reports on Form 8-K***

(a) *Financial Statements and Exhibits*

1. Financial Statements and Schedules

   See accompanying Index to Consolidated Financial Statements in Item 8. Schedules not included in the accompanying index have been omitted because they are not applicable.

2. Exhibits

   21.1—Subsidiaries of Registrant.

   23.1—Consent of PricewaterhouseCoopers LLP.

   31.1—Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, by Robert F. Orlich, President and Chief Executive Officer.

   31.2—Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, by Steven S. Skalicky, Executive Vice President and Chief Financial Officer.

   32.1—Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by Robert F. Orlich, President and Chief Executive Officer.

   32.2—Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by Steven S. Skalicky, Executive Vice President and Chief Financial Officer.

See accompanying Exhibit Index for additional Exhibits incorporated by reference.

(b) *Reports on Form 8-K*

No reports on Form 8-K were filed during the last quarter of 2003.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSATLANTIC HOLDINGS, INC.

By: /s/ ROBERT F. ORLICH
Robert F. Orlich
Title: President and Chief Executive Officer

March 9, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ROBERT F. ORLICH Robert F. Orlich	President and Chief Executive Officer (principal executive officer); Director	March 9, 2004
/s/ STEVEN S. SKALICKY Steven S. Skalicky	Executive Vice President and Chief Financial Officer (principal financial and accounting officer)	March 9, 2004
/s/ JAMES BALOG James Balog	Director	March 9, 2004
C. Fred Bergsten	Director	
/s/ M. R. GREENBERG M. R. Greenberg	Director	March 10, 2004
Tomio Higuchi	Director	
/s/ JOHN J. MACKOWSKI John J. Mackowski	Director	March 9, 2004
/s/ EDWARD E. MATTHEWS Edward E. Matthews	Director	March 10, 2004
/s/ HOWARD I. SMITH Howard I. Smith	Director	March 10, 2004
/s/ THOMAS R. TIZZIO Thomas R. Tizzio	Director	March 10, 2004

SCHEDULE I

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES

SUMMARY OF INVESTMENTS—OTHER THAN INVESTMENTS IN RELATED PARTIES

As of December 31, 2003

Type of Investment	Cost or Amortized Cost(1)	Market Value	Amount at Which Shown in the Balance Sheet
		(in thousands)	
Fixed maturities:			
U.S. Government and government agencies and authorities	$ 275,765	$ 279,498	$ 279,498
States, foreign and domestic municipalities and political subdivisions	3,760,515	3,935,961	3,923,813
Foreign governments	140,260	141,274	141,274
Public utilities	13,384	13,826	13,826
All other corporate	1,023,861	1,045,128	1,045,128
Total fixed maturities	5,213,785	5,415,687	5,403,539
Equities:			
Common stocks:			
Public utilities	14,312	15,169	15,169
Banks, trust and insurance companies	95,332	96,411	96,411
Industrial, miscellaneous and all other	385,734	443,675	443,675
Total common stocks	495,378	555,255	555,255
Nonredeemable preferred stocks	29,310	29,131	29,131
Total equities	524,688	584,386	584,386
Other invested assets	183,556	183,773	183,773
Short-term investment of funds received under securities loan agreements	485,869	485,869	485,869
Short-term investments	26,711	26,711	26,711
Total investments	$6,434,609	$6,696,426	$6,684,278

(1) Investments in fixed maturities are shown at amortized cost.

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

BALANCE SHEETS
(Parent Company Only)
As of December 31, 2003 and 2002

	2003	2002
	(in thousands, except share data)	
Assets:		
Fixed maturities available for sale, at market value (amortized cost: 2003—$23,272; 2002—$21,157) (pledged, at market value: 2003—$11,104; 2002—$10,930)	**$ 24,645**	$ 22,857
Short-term investment of funds received under securities loan agreements	**11,569**	11,146
Cash and cash equivalents	**462**	106
Investment in subsidiaries	**2,352,194**	2,009,842
Other assets	**3,367**	945
Dividend due from subsidiary	**5,750**	5,200
Total assets	**$2,397,987**	$2,050,096
Liabilities:		
Payable under securities loan agreements	**$ 11,569**	$ 11,146
Dividends payable	**5,750**	5,200
Accrued liabilities	**4,081**	2,983
Total liabilities	**21,400**	19,329
Stockholders' equity:		
Preferred Stock	**—**	—
Common Stock	**53,333**	53,225
Additional paid-in capital	**196,645**	192,141
Accumulated other comprehensive income	**120,770**	60,644
Retained earnings	**2,020,282**	1,739,200
Treasury Stock, at cost; 864,200 shares of common stock	**(14,443)**	(14,443)
Total stockholders' equity	**2,376,587**	2,030,767
Total liabilities and stockholders' equity	**$2,397,987**	$2,050,096

See Notes to Condensed Financial Information of Registrant—(Parent Company Only)

SCHEDULE II

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED FINANCIAL INFORMATION OF REGISTRANT—(Continued)

STATEMENTS OF OPERATIONS

(Parent Company Only)

For the Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
		(in thousands)	
Revenues:			
Net investment income (principally dividends from subsidiary)	**$ 23,705**	$ 21,822	$ 22,964
Equity in undistributed income (loss) of subsidiaries	**282,013**	148,342	(2,883)
Total revenues	**305,718**	170,164	20,081
Operating expenses	**2,526**	687	1,148
Income before income taxes	**303,192**	169,477	18,933
Income taxes (benefits)—current	**(452)**	159	41
Net income	**$303,644**	$169,318	$ 18,892

See Notes to Condensed Financial Information of Registrant—(Parent Company Only)

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED FINANCIAL INFORMATION OF REGISTRANT—(Continued)

STATEMENTS OF CASH FLOWS
(Parent Company Only)
For the Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
		(in thousands)	
Cash flows from operating activities:			
Net income	**$ 303,644**	$ 169,318	$ 18,892
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed (income) loss of subsidiaries	**(282,013)**	(148,342)	2,883
Change in dividend due from subsidiary	**(550)**	(5,200)	4,700
Changes in other assets and accrued liabilities	**(137)**	5,204	(5,659)
Total adjustments	**(282,700)**	(148,338)	1,924
Net cash provided by operating activities	**20,944**	20,980	20,816
Cash flows from investing activities:			
Proceeds of fixed maturities sold	**—**	—	6,799
Purchase of fixed maturities	**(2,148)**	(3,845)	(7,905)
Net (purchase) sale of short-term investment of funds received under securities loan agreements	**(423)**	1,620	(12,766)
Net cash used in investing activities	**(2,571)**	(2,225)	(13,872)
Cash flows from financing activities:			
Net funds received (disbursed) under securities loan agreements	**423**	(1,620)	12,766
Dividends to stockholders	**(22,012)**	(20,505)	(19,554)
Proceeds from common stock issued	**3,572**	3,003	4,319
Acquisition of treasury stock	**—**	—	(4,443)
Net cash used in financing activities	**(18,017)**	(19,122)	(6,912)
Change in cash and cash equivalents	**356**	(367)	32
Cash and cash equivalents, beginning of year	**106**	473	441
Cash and cash equivalents, end of year	**$ 462**	$ 106	$ 473

Notes to Condensed Financial Information of Registrant—(Parent Company Only)

(1) The condensed financial information of registrant should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements included elsewhere herein.

(2) Investment in subsidiaries is reflected on the equity method.

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES

SUPPLEMENTARY INSURANCE INFORMATION

As of December 31, 2003, 2002 and 2001 and for the Years Then Ended

	Deferred Acquisition Costs	Unpaid Losses and Loss Adjustment Expenses	Unearned Premiums	Net Premiums Earned	Net Investment Income	Net Losses and Loss Adjustment Expenses	Net Commissions and Change in Deferred Acquisition Costs	Other Underwriting Expenses	Net Premiums Written
					(in thousands)				
2003									
Property-Casualty									
Domestic	**$ 79,877**	**$2,823,704**	**$457,571**	**$1,748,715**	**$189,648**	**$1,237,875**	**$428,096**	**$29,333**	**$1,840,787**
International:									
Europe	**53,755**	**1,624,365**	**279,056**	**1,106,963**	**67,416**	**812,642**	**246,510**	**24,599**	**1,164,521**
Other	**39,980**	**357,429**	**180,728**	**315,548**	**13,908**	**182,930**	**89,429**	**11,593**	**335,769**
Consolidated	**$173,612**	**$4,805,498**	**$917,355**	**$3,171,226**	**$270,972**	**$2,233,447**	**$764,035**	**$65,525**	**$3,341,077**
2002									
Property-Casualty									
Domestic	$ 61,462	$2,454,838	$362,544	$1,303,584	$182,564	$ 951,429	$336,834	$26,385	$1,362,607
International:									
Europe	37,324	1,299,610	192,434	809,395	57,607	645,505	163,807	19,101	848,646
Other	34,181	278,136	152,938	256,473	11,855	199,418	75,077	9,554	288,906
Consolidated	$132,967	$4,032,584	$707,916	$2,369,452	$252,026	$1,796,352	$575,718	$55,040	$2,500,159
2001									
Property-Casualty									
Domestic	$ 48,455	$2,392,156	$303,398	$ 933,809	$180,154	$ 805,424	$263,529	$24,770	$1,012,983
International:									
Europe	26,025	1,128,633	137,177	667,233	48,724	614,064	129,042	17,329	686,849
Other	26,666	226,794	113,159	189,297	11,205	142,041	57,805	9,964	205,815
Consolidated	$101,146	$3,747,583	$553,734	$1,790,339	$240,083	$1,561,529	$450,376	$52,063	$1,905,647

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES

REINSURANCE

For the Years Ended December 31, 2003, 2002 and 2001

	Gross Amount	Ceded to Other Companies	Assumed from Other Companies	Net Amount	Percentage of Amount Assumed to Net
			(in thousands)		
2003					
Premiums written:					
Property-Casualty	**—**	**$296,832**	**$3,637,909**	**$3,341,077**	**109%**
2002					
Premiums written:					
Property-Casualty	—	$427,098	$2,927,257	$2,500,159	117%
2001					
Premiums written:					
Property-Casualty	—	$392,249	$2,297,896	$1,905,647	121%

TRANSATLANTIC HOLDINGS, INC. AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION CONCERNING PROPERTY/CASUALTY INSURANCE OPERATIONS

As of December 31, 2003, 2002 and 2001 and for the Years Then Ended

	Deferred Acquisition Costs	Unpaid Losses and Loss Adjustment Expenses	Discount if any Deducted	Unearned Premiums	Net Premiums Earned	Net Investment Income	Net Losses and Loss Adjustment Expenses Related to Current Year	Net Losses and Loss Adjustment Expenses Related to Prior Years	Net Paid Losses and Loss Adjustment Expenses	Net Commissions and Change in Deferred Acquisition Costs	Net Premiums Written
						(in thousands)					
2003	**$173,612**	**$4,805,498**	**—**	**$917,355**	**$3,171,226**	**$270,972**	**$1,910,860**	**$322,587**	**$1,534,933**	**$764,035**	**$3,341,077**
2002	$132,967	$4,032,584	—	$707,916	$2,369,452	$252,026	$1,457,226	$339,126	$1,447,333	$575,718	$2,500,159
2001	$101,146	$3,747,583	—	$553,734	$1,790,339	$240,083	$1,525,857	$ 35,672	$1,267,559	$450,376	$1,905,647

EXHIBIT INDEX

Exhibit No.	Description	Location
3.1	—Certificate of Incorporation, as amended through April 19, 1990	Filed as exhibit to the Company's Registration Statement (File No. 33-34433) and incorporated herein by reference.
3.1.1	—Certificate of Amendment of the Certificate of Incorporation, dated May 25, 1999	Filed as exhibit to the Company's 1999 Annual Report on Form 10-K (File No. 1-10545) and incorporated herein by reference.
3.2	—Amended and Restated By-Laws, as of March 25, 1999	Filed as exhibit to the Company's 1998 Annual Report on Form 10-K (File No. 1-10545) and incorporated herein by reference.
4.1	—Form of Common Stock Certificate	Filed as exhibit to the Company's Registration Statement (File No. 33-34433) and incorporated herein by reference.
10.1	—Amended and Restated Shareholders Agreement among American Express Company, Gulf Insurance Company, The Lambert Brussels Financial Corporation, Stoneridge Limited, Mavron Ltd., American International Group, Inc., American Home Assurance Company, Metropolitan Life Insurance Company, certain trustees under an Indenture of Trust made by SwissRe Holding Limited, SwissRe Holding Limited, General Re Corporation, Compagnie Financiere et de Reassurance du Groupe AG, Daido Mutual Life Insurance Company, The Nichido Fire and Marine Insurance Company, Limited, Transatlantic Reinsurance Company, and PREINCO Holdings, Inc., dated January 5, 1990......	Filed as exhibit to the Company's Registration Statement (File No. 33-34433) and incorporated herein by reference.
10.2	—Exclusive Agency Agreement between Transatlantic Reinsurance Company and American Home Assurance Company, dated February 27, 1980	Filed as exhibit to the Company's Registration Statement (File No. 33-34433) and incorporated herein by reference.
10.3	—Service and Expense Agreement among PREINCO Holdings, Inc., Putnam Reinsurance Company, and American International Group, Inc. dated July 1, 1986......	Filed as exhibit to the Company's Registration Statement (File No. 33-34433) and incorporated herein by reference.
10.4	—Service and Expense Agreement between Transatlantic Reinsurance Company and American International Group, Inc., dated December 15, 1977	Filed as exhibit to the Company's Registration Statement (File No. 33-34433) and incorporated herein by reference.

Exhibit No.	Description	Location
10.5	—Investment Management Contract between Transatlantic Reinsurance Company and AIG Global Investors, Inc. dated August 1, 1986	Filed as exhibit to the Company's Registration Statement (File No. 33-34433) and incorporated herein by reference.
10.6	—Investment Management Contract between Putnam Reinsurance Company and AIG Global Investors, Inc. dated August 1, 1986	Filed as exhibit to the Company's Registration Statement (File No. 33-34433) and incorporated herein by reference.
10.7	—Transatlantic Holdings, Inc. 1990 Stock Option Plan*	Filed as exhibit to the Company's Registration Statement (File No. 33-34433) and incorporated herein by reference.
10.7(a)	—Transatlantic Holdings, Inc. 1990 Employee Stock Purchase Plan*	Filed as exhibit to the Company's Registration Statement (File No. 33-41474) and incorporated herein by reference.
10.7(b)	—Amended Transatlantic Holdings, Inc. 1990 Stock Option Plan*	Filed as exhibit to the Company's 1992 Quarterly Report on Form 10-Q for the quarter ended June 30, 1992 (File No. 1-10545) and incorporated herein by reference.
10.7(c)	—Transatlantic Holdings, Inc. 1995 Stock Option Plan and form of Director Option Agreement*	Filed as exhibits to the Company's Registration Statement on Form S-8 (File No. 33-99764) and incorporated herein by reference.
10.7(d)	—Amendment to Transatlantic Holdings, Inc. 1990 Employee Stock Purchase Plan, effective as of December 7, 1995*	Filed as exhibit to the Company's Current Report on Form 8-K (File No. 1-10545) dated January 31, 1996, and incorporated herein by reference.
10.7(e)	—Transatlantic Holdings, Inc. 2000 Stock Option Plan*	Filed as exhibit to the Company's Registration Statement on Form S-8 (File No. 333-50298) and incorporated herein by reference.
10.7(f)	—Transatlantic Holdings, Inc. 2003 Stock Incentive Plan*	Filed as exhibit to the Company's Registration Statement on Form S-8 (File No. 333-111513) and incorporated herein by reference.
10.8	—Transatlantic Reinsurance Company 1989 Stock Option Plan*	Filed as exhibit to the Company's Registration Statement (File No. 33-34433) and incorporated herein by reference.
10.9	—Transatlantic Reinsurance Company 1984 Stock Option Plan*	Filed as exhibit to the Company's Registration Statement (File No. 33-34433) and incorporated herein by reference.

Exhibit No.	Description	Location
10.10	—Transatlantic Reinsurance Company 1979 Stock Option Plan*	Filed as exhibit to the Company's Registration Statement (File No. 33-34433) and incorporated herein by reference.
10.11	—Quota Share Reinsurance Treaty between National Union Fire Insurance Company of Pittsburgh, Pa. and Transatlantic Reinsurance Company, dated June 5, 1978	Filed as exhibit to the Company's Registration Statement (File No. 33-34433) and incorporated herein by reference.
10.12	—Quota Share Reinsurance Treaty between New Hampshire Insurance Company and Transatlantic Reinsurance Company, dated February 9, 1978	Filed as exhibit to the Company's Registration Statement (File No. 33-34433) and incorporated herein by reference.
10.13	—Quota Share Reinsurance Treaty between American International Underwriters Overseas Ltd. and Transatlantic Reinsurance Company, dated September 22, 1978	Filed as exhibit to the Company's Registration Statement (File No. 33-34433) and incorporated herein by reference.
10.14	—Surplus Treaty between American International Group Companies and Transatlantic Reinsurance Company, dated September 29, 1989	Filed as exhibit to the Company's Registration Statement (File No. 33-34433) and incorporated herein by reference.
10.15	—Quota Share Reinsurance Treaty among Lexington Insurance Company, Landmark Insurance Company, New Hampshire Insurance Company and Transatlantic Reinsurance Company, dated February 28, 1990	Filed as exhibit to the Company's Registration statement (File No. 33-34433) and incorporated herein by reference.
10.16	—Representative Facultative Insurance Certificate for Casualty Reinsurance Risk (Certificate between National Union Fire Insurance Company of Pittsburgh, Pa. and Transatlantic Reinsurance Company, dated January 9, 1990)	Filed as exhibit to the Company's Registration Statement (File No. 33-34433) and incorporated herein by reference.
10.17	—Representative Facultative Insurance Certificate for Property Reinsurance Risk (Certificate between American Home Assurance Company and Transatlantic Reinsurance Company, dated March 7, 1990)	Filed as exhibit to the Company's Registration Statement (File No. 33-34433) and incorporated herein by reference.

Exhibit No.	Description	Location
10.18	—Agreement between American International Group, Inc. and Transatlantic Reinsurance Company, dated December 15, 1977, providing Transatlantic Reinsurance Company with a right of first acceptance of reinsurance of risks insured by affiliates of American International Group, Inc.	Filed as exhibit to the Company's Registration Statement (File No. 33-34433) and incorporated herein by reference.
10.19	—Aggregate Excess Treaty between Transatlantic Reinsurance Company and National Union Fire Insurance Company of Pittsburgh, Pa., dated November 15, 1989	Filed as exhibit to the Company's Registration Statement (File No. 33-34433) and incorporated herein by reference.
10.20	—Management Agreement between Transatlantic Reinsurance Company and Putnam Reinsurance Company, dated February 15, 1991	Filed as exhibit to the Company's 1995 Annual Report on Form 10-K (File No. 1-10545) and incorporated herein by reference.
10.21	—Quota Share Reinsurance Agreement between Transatlantic Reinsurance Company and Putnam Reinsurance Company, dated December 6, 1995	Filed as exhibit to the Company's 1995 Annual Report on Form 10-K (File No. 1-10545) and incorporated herein by reference.
21.1	—Subsidiaries of the registrant	Filed herewith.
23.1	—Consent of PricewaterhouseCoopers LLP..	Filed herewith.
31.1	—Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, by Robert F. Orlich, President and Chief Executive Officer	Filed herewith.
31.2	—Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, by Steven S. Skalicky, Executive Vice President and Chief Financial Officer	Filed herewith.
32.1	—Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by Robert F. Orlich, President and Chief Executive Officer	Provided herewith.
32.2	—Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by Steven S. Skalicky, Executive Vice President and Chief Financial Officer	Provided herewith.

* Management compensation plan.

EXHIBIT 21.1

TRANSATLANTIC HOLDINGS, INC.

SUBSIDIARIES OF REGISTRANT

Name of Corporation	Jurisdiction of Incorporation	% of Voting Securities Owned by its Immediate Parent
Transatlantic Reinsurance Company	New York, U.S.A.	100%
Putnam Reinsurance Company	New York, U.S.A.	100%*
Trans Re Zurich	Zurich, Switzerland	100%*
Transatlantic Re (Argentina) S.A.	Argentina	100%*
Transatlantic Re (Brasil) Ltda.	Brazil	100%*
Transatlantic Polska Sp. z o.o.	Warsaw, Poland	100%*

* The common stock is owned 100% by Transatlantic Reinsurance Company.

EXHIBIT 23.1

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the registration statements on Forms S-8 (No. 33-99764, 33-41474, 333-50298 and 333-111513) of Transatlantic Holdings, Inc. of our report dated February 11, 2004 relating to the consolidated financial statements and financial statement schedules of Transatlantic Holdings, Inc. and Subsidiaries, which appears in this Form 10-K.

PRICEWATERHOUSECOOPERS LLP

New York, New York
March 12, 2004

EXHIBIT 31.1

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION

I, Robert F. Orlich, certify that:

1. I have reviewed this report on Form 10-K of Transatlantic Holdings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Omitted pursuant to SEC Release No. 33-8238;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 12, 2004

/s/ ROBERT F. ORLICH

Robert F. Orlich
President and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION

I, Steven S. Skalicky, certify that:

1. I have reviewed this report on Form 10-K of Transatlantic Holdings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Omitted pursuant to SEC Release No. 33-8238;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 12, 2004

/s/ STEVEN S. SKALICKY

Steven S. Skalicky
Executive Vice President
and Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Transatlantic Holdings, Inc. (the "Company") on Form 10-K for the year ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Robert F. Orlich, President and Chief Executive Officer of the Company hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ ROBERT F. ORLICH

Robert F. Orlich
President and Chief Executive Officer

Date: March 12, 2004

The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and is not being filed as part of this Annual Report on Form 10-K or as a separate disclosure document.

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Transatlantic Holdings, Inc. (the "Company") on Form 10-K for the year ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Steven S. Skalicky, Executive Vice President and Chief Financial Officer of the Company hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ STEVEN S. SKALICKY

Steven S. Skalicky
Executive Vice President
and Chief Financial Officer

Date: March 12, 2004

The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and is not being filed as part of this Annual Report on Form 10-K or as a separate disclosure document.

→ BOARD OF DIRECTORS
TRANSATLANTIC HOLDINGS, INC.

CHAIRMAN
MAURICE R. GREENBERG [2,3,7]
Chairman and Chief Executive Officer
American International Group, Inc.
New York, New York

JAMES BALOG [1,2,4,5]
Retired Chairman
1838 Investment Advisors, LLC
Radnor, Pennsylvania

C. FRED BERGSTEN [1,4]
Director
Institute for International Economics
Washington, D.C.

TOMIO HIGUCHI [4]
Chairman
Millea Holdings, Inc.
Tokyo, Japan

JOHN J. MACKOWSKI [1,2,5,6]
Retired Chairman and
Chief Executive Officer
The Atlantic Mutual Companies
New York, New York

EDWARD E. MATTHEWS [3,4]
Senior Advisor
American International Group, Inc.
New York, New York

ROBERT F. ORLICH [3,6]
President and Chief Executive Officer
Transatlantic Holdings, Inc.
New York, New York

HOWARD I. SMITH [4]
Vice Chairman,
Chief Financial Officer and
Chief Administrative Officer
American International Group, Inc.
New York, New York

THOMAS R. TIZZIO [2,6]
Senior Vice Chairman -
General Insurance
American International Group, Inc.
New York, New York

1 Audit Committee
2 Compensation Committee
3 Executive Committee
4 Finance Committee
5 Stock Option Plan Committee
6 Underwriting Committee
7 Ex officio of Finance Committee

→ OFFICERS*
TRANSATLANTIC HOLDINGS, INC.

PRESIDENT AND
CHIEF EXECUTIVE OFFICER
ROBERT F. ORLICH

EXECUTIVE VICE PRESIDENT
PAUL A. BONNY
President International Operations

ROBERT V. MUCCI
Chief Actuary

STEVEN S. SKALICKY
Chief Financial Officer

JAVIER E. VIJIL
President Latin American Division

VICE PRESIDENT
GARY A. SCHWARTZ
General Counsel

SECRETARY
ELIZABETH M. TUCK

→ OFFICERS*
TRANSATLANTIC REINSURANCE COMPANY

SENIOR VICE PRESIDENT
Robert M. Baldrey
John I. Cho
George J. DiMartino
J. Andrew Downey
Beth A. Levene
Bertrand Levy
Richard Loffler
Geoffrey Peach
George Phillips
Romel G. Salam
Michael C. Sapnar
Suzanne A. Spantidos
A. Lorne Zalkowitz

VICE PRESIDENT
George C. Barone
Ronald H. Bay
Richard P. Carroll
Leonard Chung
Peter Clements
Benjamin Davila
Rafael Derett
Gabriel E. Fabrega
Eugene L. Fisher
Andrew Gaudencio
Peter Ho
Suzanne Holohan
David Howkins
Craig W. Hupper
Brenda J. Jansen
Laura A.W. Jensen
Robert Johnston
Seymour H. Katz
Gerald T. Lohan
Shawn Lynch
Simon Lyon
Cameron MacDonald
Enrique Madronero
Linda McGlynn
Paul F. McKeon
William McLaughlin
Claudia M. Mendieta
Michael W. Meyer
James Moore
William Morris
Douglas Murray
Martin Pagano
Anthony M. Pandolfo
Nigel Parker
Paulo Cesar Pereira
Socrates Pichardo
David Radford
Juan Carlos Roa
Louise Rose
Robert G. Rudolph
AnneMarie Ryan
David Scott
Robert Snow
Julian Spence
David T. Stewart
Andrew Taylor
Eva Taylor
Lee J. Taylor
Victor M. Torres
Nicholas Tzaneteas
Mary Vitale
Wilfred Witt
Joseph S. Wong

TRANS RE ZURICH
Alain D. Manfré
General Manager and CEO
A. Lorne Zalkowitz
Deputy CEO

* All officers of Transatlantic Holdings, Inc. hold same position in Transatlantic Reinsurance Company.

→ CORPORATE INFORMATION

STOCKHOLDERS' MEETING

The 2004 stockholders' meeting will be held on Thursday, May 20, 2004, at 11:00 a.m., at 72 Wall Street, seventh floor, New York, New York.

AUDITORS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York, New York 10036

COUNSEL

Fried, Frank, Harris, Shriver & Jacobson,
One New York Plaza, New York, New York 10004

TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Company,
59 Maiden Lane, Plaza Level, New York, New York 10038
Telephone: (800) 937-5449

STOCK TRADING

Transatlantic Holdings, Inc. Common Stock is traded on the New York Stock Exchange.
Trading Symbol: TRH

COMMON STOCK AND DIVIDENDS

The following table sets forth the high and low closing sales prices per share of the Company's Common Stock, as reported on the New York Stock Exchange Composite Tape for each of the four quarters of 2003 and 2002:

	2003		2002	
	High	**Low**	High	Low
First Quarter	**69.70**	**61.48**	90.89	80.89
Second Quarter	**71.45**	**66.15**	89.28	80.00
Third Quarter	**73.30**	**69.45**	79.55	63.80
Fourth Quarter	**80.80**	**72.27**	70.80	60.55

In 2003, the Company declared a quarterly dividend of $0.10 per share of Common Stock in March and $0.11 per share of Common Stock in each of May, September and December. In 2002, the Company declared a quarterly dividend of $0.096 per share of Common Stock in March and $0.10 per share of Common Stock in each of May, September and December. The Company paid each dividend in the quarter following the date of declaration.

The declaration and payment of future dividends, if any, by the Company will be at the discretion of the Board of Directors and will depend upon many factors, including the Company's consolidated earnings, financial condition and business needs, capital and surplus requirements of the Company's operating subsidiaries, regulatory considerations and other factors.

The Company is a holding company whose principal source of income is dividends from its subsidiary, Transatlantic Reinsurance Company (TRC). The payment of dividends by TRC and its wholly-owned subsidiaries, Trans Re Zurich and Putnam Reinsurance Company, is restricted by insurance regulations. (See Note 13 of Notes to Consolidated Financial Statements.)

As of January 31, 2004, the approximate number of holders of Common Stock, including those whose Common Stock is held in nominee name, was 29,000.

EMPLOYEES

At December 31, 2003, the Company and its subsidiaries had approximately 455 employees.

INVESTOR INFORMATION

Transatlantic's website, which can be found on the Internet at http://www.transre.com, contains frequently updated information about the Company and its operations. Copies of TRH's Form 10-K, Form 10-Q and Form 8-K and all amendments to those reports can be accessed free of charge as soon as reasonably practicable after the reports and amendments are electronically filed with or furnished to the Securities and Exchange Commission by clicking on "Transatlantic Holdings, Inc. Investor Information" at the Company's website and then clicking on "SEC Filings (including Section 16 Filings - Forms 3, 4 and 5)."

In addition, copies of any of TRH's reports on Form 10-K, Form 10-Q and Form 8-K and all amendments to those reports as well as any Quarterly Earnings Press Release may be obtained by contacting TRH's Investor Relations Department at:

Transatlantic Holdings, Inc.
80 Pine Street
New York, New York 10005
Telephone: (212) 770-2040
Telefax: (212) 248-0965
E-mail: investor_relations@transre.com

WORLDWIDE OFFICES

NEW YORK (Headquarters)
One Pine Street
New York, New York 10005
Telephone: (212) 770-2000
Fax:
Executive (212) 269-6801
Treaty (212) 785-7230

CHICAGO (Regional Office)
200 South Riverside Plaza
22nd Floor
Chicago, Illinois 60606
Telephone: (312) 930-5560
Fax: (312) 648-0377/0449

TORONTO
Cameron MacDonald
95 Wellington Street West
Toronto, Ontario M5J 1H8
Canada
Telephone: (416) 596-3960
Fax: (416) 971-8782

MIAMI (Latin America and the Caribbean)
Javier Vijil
701 N.W. 62nd Avenue
Suite 790
Miami, Florida 33126
Telephone: (786) 437-3900
Fax: (786) 437-3888/3889

BUENOS AIRES
Martin Pagano
Carlos Pellegrini 1023
5th Floor
C1009ABU Buenos Aires
Argentina
Telephone: (5411) 4322-3500
Fax: (5411) 4394-0222

RIO de JANEIRO
Paulo Cesar Pereira
Rua da Candelaria 65
Sala 2101
Rio de Janeiro, Brasil
20091-020
Telephone: (5521) 2516-9702
Fax: (5521) 2516-8048

LONDON
Paul Bonny
Corn Exchange
55 Mark Lane
London, England
EC3R 7NE
Telephone: 44-207-204-8600
Fax: 44-207-480-5577

PARIS
Bertrand Levy
4 Rue Auber
Paris 75009 France
Telephone: 33-1-4006-1200
Fax: 33-1-4006-9610

ZURICH
Alain D. Manfré
Trans Re Zurich
Nüschelerstrasse 32
P.O. Box 1475
8021 Zurich
Switzerland
Telephone: 411-227-6100
Fax: 411-227-6161

WARSAW
Krzysztof Koperski
Transatlantic Polska Sp. z o.o.
15 Jana Pawla II Street
9th floor
00-828 Warsaw, Poland
Telephone: 48-22-697-6891
Fax: 48-22-697-6890

JOHANNESBURG
Michael Upson
MS Upson & Associates c.c.
31 Princess of Wales Terrace
2nd Floor
Parktown, 2193
Johannesburg, South Africa
Telephone: 27-11-643-5594
Fax: 27-11-643-5598

HONG KONG (Asia-Pacific Regional Headquarters)
John Cho
3303 The Lee Gardens
33 Hysan Avenue
Causeway Bay
Hong Kong S.A.R.
People's Republic of China
Telephone: (852) 2574-0231
Fax: (852) 2834-5670

SHANGHAI
Yam-Wa Lo
521 Wanping Road South
Block B, #1005
Shanghai 200032
People's Republic of China
Telephone: (86-21) 6428-2917
Fax: (86-21) 6428-2927

TOKYO
Yutaka Nakamae
New Yurakucho Building
3rd Floor
12-1, Yurakucho 1-chome
Chiyoda-Ku, Tokyo 100-0006
Japan
Telephone: 813-3212-6041
Fax: 813-3212-6046

SYDNEY
Simon Lyon
Level 21, Australia Square
264 George Street
Sydney NSW 2000
Australia
Telephone: 612-9274-3061
Fax: 612-9274-3060

TRANSATLANTIC HOLDINGS, INC.

80 PINE STREET
NEW YORK, NEW YORK 10005
TELEPHONE: (212) 770-2000

www.transre.com